

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [ ]
Exchange Act Rule 13e-4(h)(8) (Issue Tender Offer) [X]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Wrightson Limited
(Name of Subject Company)

New Zealand
(Jurisdiction of Subject Company's Incorporation or Organization)

Rural Portfolio Investments Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Karen Kee (Company Secretary)
Mayne Group Limited
Level 31, 390 St. Kilda Road
Melbourne, Victoria 3004
Australia
Telephone: (61-3) 9868 0779
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

May 6, 2004
(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

Attachments:

(1) Partial offer by Rural Portfolio Investments Limited to purchase part of the equity securities in Wrightson Limited.

Part II - Information not Required to be sent to Security Holders

Exhibits:

(A) None.

Part III – Consent to Service of Process

Rural Portfolio Investments Limited is filing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of this Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RURAL PORTFOLIO INVESTMENTS SECURITIES LIMITED

By: ______________________________

Name: John Baird McConnon
Title: Director

By: ______________________________

Name: Michael Craig Norgate
Title: Director

Attachment (1)



rural portfolio investments limited

Takeover Offer

Issued in accordance with the Takeovers Code

Partial Offer By Rural Portfolio Investments Limited

to purchase part of the equity securities in Wrightson Limited

CLOSES WEDNESDAY 2 JUNE 2004 *(unless extended)*

To accept this offer, see page 1

IMPORTANT

If you are in doubt as to any aspect of this offer, you should consult a person authorised to undertake trading activities by NZX or a financial or legal adviser.

If you have sold all your shares in Wrightson Limited you should immediately hand this offer document and the accompanying acceptance form to the purchaser, or to the person authorised to undertake trading activities by NZX or other agent through whom the sale was made, to be passed to the purchaser.

Broker to the Takeover Offer

ABN·AMRO Craigs

Table of Contents

Summary Of Offer

*On 6 April 2004, Rural Portfolio Investments Limited ("**Offeror**" or "**Rural Portfolio Investments**") announced that it would make a partial offer under the Takeovers Code ("**Code**") for part of the shares in Wrightson Limited ("**Wrightson**") not already held by Rural Portfolio Investments ("**Offer**").*

The key terms of the Offer are:

- Consideration of NZ$1.50 per ordinary share paid at the election of the acceptor in cash and/or, in whole or in part, redeemable preference shares *("Redeemable Preference Shares")* issued by Rural Portfolio Investments Securities Limited *("RPI Securities")*;
- conditional on receipt of acceptances which take the Offeror's total voting rights in Wrightson to 50.01%; and
- Offer closes at 5:00 pm on 2 June 2004 unless extended.

The detailed terms of the Offer are set out in pages 2 to 8.

How To Accept This Offer

To accept this Offer, you should complete the Acceptance Transfer Form enclosed with this Offer, in accordance with the instructions set out in that form. Then deliver or mail that form in the enclosed reply paid envelope to:

Rural Portfolio Investments Limited c/o Computershare Investor Services Limited Level 2, 159 Hurstmere Road Takapuna	OR	Rural Portfolio Investments Limited c/o Computershare Investor Services Limited Private Bag 92119 Auckland 1020

If you have sold all or some of your shares in Wrightson, please refer to the instructions in the second schedule to this Offer.

Your early response to this Offer will assist in the processing of acceptances and, if sufficient acceptances are received, may enable the Offeror to declare this Offer unconditional before the Closing Date.

IMPORTANT

ACCEPTANCES MUST BE RECEIVED BY 5:00 PM ON 2 JUNE 2004 UNLESS EXTENDED

Partial Offer By Rural Portfolio Investments Limited

("Offeror" or "Rural Portfolio Investments") to purchase part of the shares in WRIGHTSON LIMITED ("Wrightson")

To all holders ("Offerees") of ordinary shares in Wrightson:

Takeover Offer

Issued in accordance with the Takeovers Code ("Code")

1. THE OFFER

1.1 The Offeror offers to purchase, on the terms and conditions set out in this Offer, such issued fully paid ordinary shares in the capital of Wrightson (**"Shares"**) that represent 42.5794% (**"Specified Percentage"**) of the issued ordinary shares in the capital of Wrightson which the Offeror does not already hold as at the date of this Offer. As at the date of this Offer, the Specified Percentage represents approximately 51,672,660 Shares. In addition to the Shares, Wrightson has a number of options on issue pursuant to executive and directors' option plans (**"Options"**). In the event that any Options on issue are exercised, or any other Shares are issued, during the Offer Period, and the Offeror waives the condition set out in clause 6.1.1(d) to the extent that the condition relates to the issue of further shares or securities, the Offer will extend to all Shares issued and the Specified Percentage will adjust accordingly.

1.2 A holder of Shares may accept in respect of all or any of their Shares. **Holders are urged to accept in respect of all of their holding.** If the Offer is accepted in respect of more Shares than the Specified Percentage, then acceptances will be dealt with, and may be scaled and apportioned, in accordance with clause 4.10 of this Offer and rules 11 to 14 (inclusive) of the Code. This may result in the Offeror taking up less than the number of Shares specified in your Acceptance Transfer Form.

2. CONSIDERATION

2.1 The consideration offered for each Share in Wrightson is NZ$1.50 per Share. Persons who accept this Offer in accordance with clause 4.1 or whose acceptance is treated as valid under clause 4.3 (**"Acceptor"**) may elect the method by which consideration is paid to them. Subject to clauses 2.2 to 2.7 below, consideration is payable in a combination of cash (representing $1.50 per Share) and/or Redeemable Preference Shares (representing a total cash equivalent of $1.50 per Share) as elected by the Acceptor. Settlement options are detailed below:

OPTION 1:

You may elect to receive *all* the consideration to which you are entitled in cash; OR

OPTION 2:

You may elect to receive *all* the consideration to which you are entitled by way of the issue of Redeemable Preference Shares to you (to be issued by RPI Securities on Rural Portfolio Investments applying the cash consideration to which you would otherwise be entitled to subscribe for the Redeemable Preference Shares on your behalf); OR

OPTION 3:

You may elect to nominate a *specific number* of Wrightson Shares you wish to exchange for Redeemable Preference Shares (to be issued by RPI Securities on Rural Portfolio Investments applying the cash consideration to which you would otherwise be entitled to subscribe for the Redeemable Preference Shares on your behalf). The *balance* of the consideration to which you are entitled will be paid to you in *cash*.

Options 1, 2, and 3, and the ability of Acceptors to elect the method by which consideration is payable to them, are subject to the terms and conditions set out in this Offer Document. This includes the possible scaling of acceptances, minimum holding requirements and rounding down provisions.

Acceptors who elect to receive any Redeemable Preference Shares as consideration under this Offer authorise Rural Portfolio Investments to apply the cash consideration to which they would otherwise be entitled on their behalf, to subscribe for Redeemable Preference Shares under the Exchange Offer as detailed in the combined Prospectus and Investment Statement which accompanies this Offer. Acceptors electing to receive Redeemable Preference Shares under the Offer must complete the "Exchange Offer and Priority Offer" application form in the combined Prospectus and Investment Statement which accompanies this Offer.

Where Redeemable Preference Shares are to be issued in exchange for Wrightson Shares under this Offer, the Redeemable Preference Shares issued shall be an equal number of $1.00 3-Year Redeemable Preference Shares and $1.00 5-Year Redeemable Preference Shares.

Further details in relation to the Redeemable Preference Shares that Acceptors may elect to receive are contained in the combined Prospectus and Investment Statement which accompanies this Offer.

2.2 If, at the time of acceptance of the Offer, an Acceptor's registered address is in a jurisdiction outside of New Zealand, that Acceptor will not be entitled to elect to receive Redeemable Preference Shares as consideration. Instead, Rural Portfolio Investments will pay the consideration to which that Acceptor is entitled wholly in cash in New Zealand dollars.

2.3 An application has been made to New Zealand Exchange Limited ("NZX") for quotation of the Redeemable Preference Shares on the New Zealand Debt Exchange ("NZDX"). A holding of debt securities with a face value of less than $1,000 is considered to be an unmarketable parcel under the NZX Listing Rules. Any Acceptor who would receive an unmarketable parcel, or who has elected to receive an unmarketable parcel, of Redeemable Preference Shares as consideration under the Offer, will not be entitled to receive such Redeemable Preference Shares as consideration. Instead, Rural Portfolio Investments will pay the consideration to which such Acceptor is entitled wholly in cash in New Zealand dollars.

A marketable parcel of Redeemable Preference Shares under the NZX Listing Rules is represented by 2,000 Redeemable Preference Shares, comprising 1,000 each of the $1.00 3-Year Redeemable Preference Shares and $1.00 5-Year Redeemable Preference Shares.

An unmarketable parcel would arise in the circumstances where the Acceptor elects to receive their relevant consideration wholly or in part by the issue of Redeemable Preference Shares and either:

- that election would, but for this clause, result in that Acceptor receiving less than an aggregate 2,000 Redeemable Preference Shares; or
- the number of Wrightson Shares in respect of which the Acceptor has accepted the Offer is scaled in accordance with rule 12 of the Code, and that scaling would, but for this clause, result in the Acceptor receiving less than 2,000 Redeemable Preference Shares,

and in either case that Acceptor has not subscribed for additional Redeemable Preference Shares, pursuant to the offer of those Redeemable Preference Shares set out in the combined Prospectus and Investment Statement which accompanies this Offer, that would result in the Acceptor receiving a holding exceeding 2,000 Redeemable Preference Shares.

2.4 Redeemable Preference Shares will be issued to Acceptors who elect to receive them in minimum parcels of 2,000 Redeemable Preference Shares (representing 1,000 each of the 3-Year and 5-Year series) and thereafter in multiples of 500 (representing 250 each of the 3-Year and 5-Year series).

An Acceptor's entitlement to receive Redeemable Preference Shares under this Offer (above the minimum holding of 2,000 Redeemable Preference Shares) will be rounded down to the nearest multiple of 500. Any surplus entitlement that an Acceptor may have as a result of such rounding will be paid to the Acceptor in cash.

2.5 If the Offeror considers that an Acceptor's election on how they wish to receive their relevant consideration on an Acceptance Transfer Form is unclear for any reason, including where an Acceptor fails to specify or incorrectly specifies in the Acceptance Transfer Form how they wish to receive the consideration to which they are entitled, they will be deemed to have elected for all such consideration to be paid wholly in cash.

2.6 If the Offeror considers that the number of Wrightson Shares in respect of which an Acceptor accepts this Offer on an Acceptance Transfer Form is unclear for any reason, including where an Acceptor incorrectly specifies or fails to specify in the Acceptance Transfer Form the number of Wrightson Shares for which they accept, they will be deemed to have accepted for all of their Wrightson Shares.

2.7 Fractional entitlements to the consideration offered will be disregarded.

3 OTHER TERMS OF THE OFFER

3.1 This Offer remains open until 5:00 pm on 2 June 2004 (**"Closing Date"**) unless extended under clause 4.4.

3.2 The Shares are to be acquired by the Offeror:

3.2.1 free from all security interests, charges, liens, mortgages, encumbrances, third party interests and any other adverse interests or claims of any kind (**"Encumbrances"**); and

3.2.2 together with all benefits and rights now or at any later time attached to the Shares, including the right to all dividends and other distributions authorised or paid after or by reference to a date occurring on or after a date on which settlement of this Offer occurs in accordance with clause 7.

3.3 The Redeemable Preference Shares to be issued by RPI Securities will be allotted to Acceptors free of any Encumbrances.

3.4 This Offer is made on the terms, and subject to the conditions, set out in this Offer document and on the terms contained in the Code (except to the extent that the terms contained in the Code are, where permitted by the Code, varied in this document).

3.5 The enclosed Acceptance Transfer Form comprises part of this Offer. The Offeror may treat that form, duly completed, as a valid acceptance of this Offer whether or not accompanied by the relevant CSN number.

4. ACCEPTANCE OF OFFER

4.1 To accept this Offer, the enclosed Acceptance Transfer Form must be:

4.1.1 completed by the Offerees in accordance with the instructions printed on it; and

4.1.2 forwarded in the enclosed reply paid envelope to the Offeror, as soon as possible, but in any event so as to be received not later than 5:00 pm on the Closing Date or such later date(s) to which the Offer is extended in accordance with the Code, provided that any Acceptance Transfer Forms received after the Closing Date (or any extended date, as applicable) which are post-marked before the Closing Date (or the extended date) will be deemed for the purposes of this Offer to have been received by the Closing Date (or the extended date, as applicable).

If the reply paid envelope has been mislaid, acceptances should be delivered or mailed to:

Rural Portfolio Investments Limited
c/o Computershare Investor Services Limited
Level 2, 159 Hurstmere Road
Takapuna

or

Rural Portfolio Investments Limited
c/o Computershare Investor Services Limited
Private Bag 92119
Auckland 1020

4.2 No acknowledgment of the receipt of acceptances will be issued.

4.3 The Offeror may, in its discretion:

4.3.1 treat any form of acceptance as valid even if it does not comply with clause 4.1, or is otherwise irregular; and

4.3.2 rectify any errors in, or omissions from, any form of acceptance to enable that form to constitute a valid acceptance of this Offer and to facilitate registration of the transfer of the relevant Shares to the Offeror, including inserting or correcting details of the Shares held by the Offeree and filling in any blanks.

4.4 Unless this Offer:

4.4.1 is withdrawn as permitted by rule 26(1) of the Code; or

4.4.2 lapses in accordance with its terms;

this Offer remains open for acceptance during the period running from 4 May 2004, being the date of this Offer, until the Closing Date, and during any additional period by which the Offer is extended in accordance with the Code (such periods, taken together, being the **"Offer Period"**). If either of clauses 4.4.1 or 4.4.2 apply, then, despite clause 4.6, the Offeror and each Offeree are released from every obligation incurred under or in connection with this Offer.

4.5 Acceptors will be bound by all terms of this Offer, which will constitute a contract between each Acceptor and the Offeror.

4.6 Except as provided in clause 7.2, Acceptors are not entitled to withdraw their acceptance of this Offer, whether or not there has been any variation to this Offer as permitted by rule 27 of the Code. However, rules 31 and 32 of the Code will apply as required to any such variation.

4.7 This Offer is open for acceptance by all persons who have acquired Shares from any person to whom the Offeror has sent the Offer. However, if requested, these persons must produce evidence satisfactory to the Offeror of their entitlement to those Shares.

4.8 By their acceptance of this Offer, each Acceptor will be deemed to:

4.8.1 authorise the Offeror to:

(a) advise Wrightson and/or its share registrar of the details of that Acceptor's acceptance of this Offer; and

(b) note Wrightson's share register with those details; and

4.8.2 represent and warrant to the Offeror that:

(a) title to that Acceptor's Shares will pass to the Offeror free of all Encumbrances; and

(b) the Acceptor has full power and capacity to sell and transfer the Acceptor's Shares.

4.9 All cheques, certificates, Acceptance Transfer Forms and other documents to be delivered or sent by or to a holder of Shares will be delivered or sent by or to that holder at that holder's own risk.

4.10 If the Offer is accepted in respect of more Shares than the Specified Percentage, and the Offeror has received acceptances from certain Acceptors (each a "**Surplus Acceptor**") for more than the Specified Percentage of those Acceptors' Shares (those Shares in excess being "**Surplus Shares**"), then the following provisions will apply:

4.10.1 the Offeror must take up from each Acceptor the lesser of:

(a) the number of that Acceptor's Shares that represents the Specified Percentage of the Shares held by that Acceptor; or

(b) the number of Shares in respect of which the Acceptor has accepted the Offer; and

4.10.2 if the number of Shares that the Offeror takes up under clause 4.10.1 is less than the number representing the Specified Percentage of all Shares which the Offeror does not already hold as at the date of the Offer, then the Offeror must take up, from each Surplus Acceptor, Shares which bear the same proportion to that Acceptor's Surplus Shares, as the balance of the Shares required by the Offeror to acquire the Specified Percentage of all Shares which the Offeror does not already hold as at the date of the Offer bears to the total of all the Surplus Shares.

4.11 If the Offer is accepted in respect of more Shares than the Specified Percentage, each Offeree irrevocably appoints the Offeror its attorney to amend the number of Shares specified in that Offeree's Acceptance Transfer Form so as to reflect any scaling and apportionment undertaken in accordance with clause 4.10. This may reduce the number of Shares taken up from the relevant Offeree.

5. MINIMUM ACCEPTANCE

This Offer, and any contract arising from acceptance of it, are conditional on the Offeror receiving acceptances of this Offer during the Offer Period relating to the Shares that, on registration of the transfer of Shares to it under this Offer, and when taken together with Shares already held or controlled by the Offeror, confer 50.01% of the voting rights in Wrightson. The Offeror will not take up any of the Shares under this Offer unless:

5.1 this condition is satisfied by the Closing Date; or

5.2 the offeror seeks an exemption from this condition and the Takeovers Panel grants the Offeror an exemption from this requirement and allows the Offeror to waive this condition.

6. CONDITIONS

6.1 This Offer, and any contract arising from acceptance of it, are conditional on the following:

6.1.1 that during the period from the date of the takeover notice (being 20 April 2004) until the date being no later than 14 days after the end of the Offer Period (the last such day being the "**Condition Date**"), except for, and as a result of, the entering into of the joint venture between Wrightson and Pyne Gould Guinness Limited for the establishment of New Zealand Wool Handlers Limited, a wool logistics and warehousing company, as announced to NZX in April 2004:

(a) no event having occurred or having failed to occur that would entitle ABN AMRO Bank N.V., New Zealand Branch, as lender under the binding bridge facility agreement entered into with the Offeror, not to make any or all of the loan available to the Offeror other than where the occurrence of the event, or the failure of the occurrence of the event, is as a direct result of an act or omission solely in the power, or under the control, of the Offeror or an associate of the Offeror;

(b) Wrightson does not declare, pay or make any dividends, bonuses or other distributions of any kind;

(c) no Shares, Options or other securities issued by Wrightson are subdivided or consolidated;

(d) no further shares, convertible notes, voting securities of any description, options, stock, debentures or other securities or loan capital of Wrightson or any of its subsidiaries are issued or agreed to be issued;

(e) no Shares or Options are made the subject of any option, agreement to issue or right to subscribe;

(f) there is no alteration of any rights, privileges or restrictions attaching to any Shares or Options;

(g) there is no alteration of the constitution of Wrightson or any of its subsidiaries;

(h) there is no change to the remuneration, or to any of the terms of employment or engagement, of any director, officer, employee or consultant of Wrightson or any of its subsidiaries except for ordinary wage or salary increases in accordance with established review policies, and there is no agreement to make any of those changes;

(i) all current licences, authorities, warrants, consents, approvals and permits from or issued by any authority including (without limitation) any government department, statutory, municipal or local body ("Licences") which are necessary to enable Wrightson or any of its subsidiaries to carry on its business fully and effectively are in full force and effect;

(j) neither Wrightson nor any of its subsidiaries is in breach of any of the terms of the Licences;

(k) no liquidator, receiver, statutory manager or similar official is appointed in respect of Wrightson or any of its subsidiaries or any of their respective assets;

(l) no proceedings are existing, notified or commenced against Wrightson or any of its subsidiaries involving a claim or claims together, totalling in excess of $1,000,000;

(m) no resolution is passed for any amalgamation or liquidation of Wrightson or any of its subsidiaries, and none of them is involved in any merger, share buyback or scheme of arrangement;

(n) there are no outstanding disputes or complaints relating to any freehold or leasehold property held by Wrightson or any of its subsidiaries, and no notice, order, requisition or planning proposal relating to that property is served on or notified to Wrightson or any of its subsidiaries;

(o) neither Wrightson nor any of its subsidiaries enters into an agreement or arrangement, completes or settles, any agreement or arrangement to which Listing Rule 9.1 and/or Listing Rule 9.2 of the NZX Listing Rules applies, or would apply but for the granting of a waiver or exemption;

(p) neither Wrightson nor any of its subsidiaries disposes of, or agrees to dispose of, or grants or agrees to grant any option or equitable interest in respect of a material asset, otherwise than in the ordinary course of business;

(q) neither Wrightson nor any of its subsidiaries charges, mortgages or grants a lien over, or agrees to charge, mortgage or grant a lien over, a material asset otherwise than in the ordinary course of business;

(r) neither Wrightson nor any of its subsidiaries leases, purchases, agrees to purchase, agrees to lease, or agrees to materially vary any agreement to purchase or lease, any business, operation, asset, property or subsidiary, for which the consideration is material to Wrightson, and which is not in the ordinary course of business;

(s) neither Wrightson nor any of its subsidiaries makes or incurs any unusual or abnormal payment, commitment or liability (including contingent liability) which is material or could be material to Wrightson, or agrees to do so;

(t) neither Wrightson nor any of its subsidiaries undertakes or commits to any capital expenditure or divestment over $1,000,000;

(u) neither Wrightson nor any of its subsidiaries enters into, or varies, any onerous, long term or material contract, commitment or arrangement other than in the ordinary course of business, with each of Wrightson and its subsidiaries carrying on business in the normal and ordinary course;

(v) no event having occurred which would entitle ABN AMRO Rothschild (an unincorporated joint venture between ABN AMRO Equity Capital Markets Australia Limited (ACN 000 757 111) and Rothschild Australia Securities Limited (ACN 008 591 768)) to terminate or cancel the underwriting agreement entered into between ABN AMRO Rothschild, the Offeror and RPI Securities relating to the underwrite by ABN AMRO Rothschild of $85,000,000 of Redeemable Preference Shares to be issued by RPI Securities, other than where such cancellation or termination is as a direct result of an act or omission solely in the power, or under the control, of the Offeror or an associate of the Offeror;

(w) no event having occurred or having failed to occur that would prevent or restrict RPI Securities from issuing redeemable preference shares under a public offer pursuant to the Securities Act 1978 for the issue of up to 100 million such redeemable preference shares, other than where the occurrence of the event, or the failure of the event, is as a direct result of an act or omission solely in the power, or under the control, of the Offeror or an associate of the Offeror; and

(x) no board resolution or shareholders' resolution is passed to do or authorise the doing of any act or matter referred to in paragraphs (b), (c), (d), (e), (f), (g), (h), (k), (m), (o), (p), (q), (r), (s), (t) or (u) above.

6.2 The conditions contained in clauses 6.1.1(a) to (x) are separate conditions, have been inserted for the sole benefit of the Offeror and all or any of them may be waived in whole or in part by the Offeror in its sole discretion (to the extent permitted by the Code or any exemption granted by the Takeovers Panel).

6.3 Where any condition requires a preliminary determination before it may be invoked that a matter is material, except in the case of 6.1.1(a) and (v), such preliminary determination must be made by a suitably qualified expert appointed by the Offeror but who is not an associate of the Offeror prior to the Offeror being able to invoke the condition.

6.4 Subject to the satisfaction of the condition set out in clause 5, the Offeror may declare this Offer unconditional at any time. The Offeror will give written notice as required under rule 25(5) of the Code on the Offer becoming unconditional. The latest date by which this Offer may become unconditional is the fourteenth day after the end of the Offer Period.

6.5 If the Offer has not become unconditional by 5:00 pm on the Condition Date and the Offeror has not waived any outstanding conditions:

6.5.1 the Offer will lapse as provided for under rule 25(4) of the Code; and

6.5.2 the Offeror must return all Acceptance Transfer Forms.

7. SETTLEMENT

7.1 No later than seven days after the later of:

7.1.1 the date on which the Offer becomes unconditional or any outstanding conditions are waived by the Offeror;

7.1.2 the date on which an acceptance is received; and

7.1.3 the end of the Offer Period (excluding any extensions to that period);

the Offeror will:

7.1.4 pay the cash consideration due to the Acceptors under this Offer by the forwarding of a cheque by post; and/or

7.1.5 despatch, by post, advice of the allotment of Redeemable Preference Shares by RPI Securities to which the Acceptors will have become entitled under this Offer.

7.2 If the consideration for the Offer is not sent within the period specified in clause 7.1 to any person whose Shares are taken up under the Offer, that person may withdraw acceptance of the Offer:

7.2.1 by notice in writing to the Offeror; but only

7.2.2 after the expiration of seven days' written notice to the Offeror of that person's intention to do so.

However, the right to withdraw acceptance of the Offer does not apply if a person receives the relevant consideration during the seven day period referred to in clause 7.2.2.

8. NOTICES

8.1 Except where the Offeror is required by the Code to give or send notice of any matter to holders of Shares, and subject to clause 8.2, notice by the Offeror to the NZX and to Wrightson of any matter relating to this Offer will:

8.1.1 constitute notice of that matter to holders of Shares; and

8.1.2 be deemed to have been duly given on the day following the date on which that notice is given to the NZX.

8.2 Notice of any variation of this Offer will be sent to each Offeree, Wrightson, the Takeovers Panel and the NZX in accordance with the Code.

9. CHANGE OF CIRCUMSTANCES

9.1 If, after the date of the takeover notice being 20 April 2004:

9.1.1 Wrightson declares or pays any dividend or makes any other distribution to its shareholders; and

9.1.2 the Offeror waives the condition contained in clause 6.1.1(b);

the Acceptors will be bound to pay to the Offeror, in respect of those Shares for which they have accepted this Offer and which are taken up under this Offer, an amount equivalent to that dividend or the value of that other distribution. Alternatively, at the Offeror's option, the consideration which would otherwise have been paid by the Offeror to those Acceptors will be reduced by an amount equivalent to that dividend or the value of that other distribution.

9.2 If, after the date of the takeover notice being 20 April 2004, all or any of the Shares are consolidated or subdivided, and the Offeror waives the condition contained in clause 6.1.1(c) in connection with that consolidation or subdivision, then:

9.2.1 this Offer will be interpreted to take into account that consolidation or subdivision and will be deemed to be for the securities resulting from that consolidation or subdivision;

9.2.2 the consideration per share provided for under clause 2.1 will be increased or reduced, as the case may require, in proportion to that consolidation or subdivision; and

9.2.3 the Acceptors will be bound to transfer, in respect of those Shares for which they have accepted this Offer and which are taken up under this Offer, those consolidated or subdivided shares to the Offeror on the basis of the consideration so increased or reduced.

9.3 If, after the date of the takeover notice being 20 April 2004:

9.3.1 any further shares, convertible notes, voting securities of any description, options, stock, debentures or other securities or loan capital of Wrightson or any of its subsidiaries are issued or agreed to be issued (except any issue of debentures in the ordinary course of the business of Wrightson or any of its subsidiaries) or Wrightson grants any other rights or interests in any such securities to its shareholders by way of bonus issue; and

9.3.2 the Offeror waives the condition contained in clause 6.1.1(d);

the Acceptors will be bound to transfer, in respect of those Shares for which they have accepted this Offer and which are taken up under this Offer, any such securities or other rights and interests to the Offeror, without any additional consideration.

9.4 If Wrightson makes any issue of shares to any person on or after 4 May 2004 other than by way of bonus issue and the condition contained in clause 6.1.1(d) is waived by the Offeror, then this Offer will be deemed to extend to and include those shares and the consideration payable for them will be as provided in clause 2.1.

10. ADDITIONAL INFORMATION

Set out in the first schedule to this Offer are the matters which:

10.1 are required to be specified under Schedule 1 of the Code; and

10.2 which have not otherwise been specified in this Offer.

11. MISCELLANEOUS

11.1 Any reference in this document to the Code means the Takeovers Code recorded in the Takeovers Code Approval Order 2000 (SR 2000/210).

11.2 This Offer may be varied by the Offeror in accordance with the Code.

11.3 Terms defined in the Code have the same meaning in this document, unless:

11.3.1 expressly defined in this document; or

11.3.2 the context requires otherwise.

11.4 All sums of money referred to in this Offer are in New Zealand currency.

11.5 All references to time in this Offer are to New Zealand time.

11.6 This Offer and any contract arising from acceptance of this Offer are governed by New Zealand law.

11.7 References in this document to clauses and schedules are references to clauses of and the schedules to this document, unless expressly stated otherwise.

11.8 All references in this document to the singular include the plural and vice versa.

11.9 Headings in this document are for convenience only and do not affect the interpretation of this document.

Dated 4 May 2004

For and on behalf of the Offeror

J. Baird McConnon
Director

M. Craig Norgate
Director

FIRST SCHEDULE

INFORMATION REQUIRED BY SCHEDULE 1 OF THE CODE

1. DATE OF OFFER

The date of the Offer is 4 May 2004.

2. OFFEROR AND ITS DIRECTORS

2.1 The Offeror is Rural Portfolio Investments Limited.

2.2 The registered office of the Offeror is situated at 10th Floor, John Wickliffe House, 275 Princes Street, Dunedin.

2.3 The names of the directors of the Offeror are:

John Baird McConnon
Michael Craig Norgate

3. TARGET COMPANY

The target company is Wrightson Limited.

4. ADVICE STATEMENT

The statement required under clause 4 of Schedule 1 of the Code is set out on the front page of this Offer.

5. OFFER TERMS

All of the terms and conditions of the Offer are set out in pages 2 to 8 of the Offer document to which this schedule is attached and in the Acceptance Transfer Form.

6. OWNERSHIP OF EQUITY SECURITIES OF WRIGHTSON LIMITED

6.1 The number, designation and percentage of equity securities of any class of Wrightson held or controlled by:

(a) the Offeror; and

(b) any related company of the Offeror; and

(c) any person acting jointly or in concert with the Offeror; and

(d) any director of any of the persons described in paragraphs (a) to (c); and

(e) any other person holding or controlling more than 5% of the class, if within the knowledge of the Offeror,

are as set out as below. Except as shown below, no persons referred to in clause 6.1(a) to (e) hold or control equity securities of Wrightson.

Name	Category as per clause 6.1 above	Number of Equity Securities held or controlled	Type of Equity Security	Percentage of class of Equity Securities
Rural Portfolio Investments Limited	(a)	18,038,601	Ordinary Shares	12.941%
John Baird McConnon	(d)	10,000	Ordinary Shares	0.007%
Michael Craig Norgate	(d)	10,000	Ordinary Shares	0.007%
Marathon Asset Management Limited (held through National Nominees Limited in the name of New Zealand Central Securities Depository Limited)	(e)	11,082,900	Ordinary Shares	7.951%
RD1 Limited (wholly-owned subsidiary of Fonterra Enterprises Limited)	(e)	26,700,000	Ordinary Shares	19.154%

Notes:

The above information is based on the total issued capital of Wrightson being 139,394,642.

The above details are based on information known at the time of printing of this offer document – any further changes known to the Offeror prior to 4 May 2004 will be notified by the Offeror to the Takeovers Panel and NZX.

John Baird McConnon and Michael Craig Norgate have each personally acquired 10,000 Wrightson shares on-market in order to qualify to become directors of Wrightson. Clause 85 of Wrightson's constitution requires that to be nominated as a director of Wrightson and to continue in office, a person must own beneficially at least 5,000 equity securities in Wrightson.

7. TRADING IN WRIGHTSON EQUITY SECURITIES

The following persons, being persons referred to in clause 6.1(a) to (e) have, during the 6 month period before the date of this Offer, acquired or disposed of equity securities of Wrightson. Except as shown below, no persons referred to in clause 6.1(a) to (e) acquired or disposed of equity securities of Wrightson in the 6 month period before the date of the Offer.

Name	Number of Equity Securities traded[1]	Type of Equity Security	Acquisition or disposal	Date of transaction	Consideration per Equity Security NZ$
Aorangi Laboratories Limited[2]	3,000	Ordinary Shares	Acquisition	20/11/2003	1.45
Aorangi Laboratories Limited[2]	47,000	Ordinary Shares	Acquisition	24/11/2003	1.45
Aorangi Laboratories Limited[2]	50,000	Ordinary Shares	Disposal	9/12/2003	1.45
Rural Portfolio Investments Limited[3]	50,000	Ordinary Shares	Acquisition	9/12/2003	1.45
Rural Portfolio Investments Limited[3]	1,788,324	Ordinary Shares	Acquisition	9/12/2003	1.4428
Rural Portfolio Investments Limited[3]	3,183,019	Ordinary Shares	Acquisition	10/12/2003	1.4498
Rural Portfolio Investments Limited[3]	686,361	Ordinary Shares	Acquisition	11/12/2003	1.45
Rural Portfolio Investments Limited[3]	2,861,692	Ordinary Shares	Acquisition	12/12/2003	1.45
Rural Portfolio Investments Limited[3]	70,000	Ordinary Shares	Acquisition	17/12/2003	1.4498
Rural Portfolio Investments Limited[3]	2,266	Ordinary Shares	Acquisition	18/12/2003	1.45
Rural Portfolio Investments Limited[3]	13,290	Ordinary Shares	Acquisition	19/12/2003	1.45
Rural Portfolio Investments Limited[3]	5,000	Ordinary Shares	Acquisition	19/12/2003	1.45
Rural Portfolio Investments Limited[3]	9,581	Ordinary Shares	Acquisition	22/12/2003	1.45
Rural Portfolio Investments Limited[3]	3,199	Ordinary Shares	Acquisition	24/12/2003	1.45
John Baird McConnon[4]	10,000	Ordinary Shares	Acquisition	14/4/2004	1.42
Michael Craig Norgate[4]	10,000	Ordinary Shares	Acquisition	14/4/2004	1.42

Notes:

(1) Calculated based on difference in number of shares at each filing.

(2) Aorangi Laboratories Limited is a shareholder of Rural Portfolio Investments Limited. Purchases made by Aorangi Laboratories Limited on behalf of Rural Portfolio Investments Limited were transferred to Rural Portfolio Investments Limited at cost.

(3) The details in the table above relating to the acquisitions and dispositions of securities by Rural Portfolio Investments Limited have been aggregated on a daily basis and for weighted average consideration on such days pursuant to the exemption granted by the Takeovers Panel from the requirement in clause 7 of schedule 1 of the Takeovers Code which would otherwise require each separate transaction to be disclosed. Acquisitions and dispositions of equity securities by Aorangi Laboratories Limited have been fully disclosed.

(4) John Baird McConnon and Michael Craig Norgate have each personally acquired 10,000 Wrightson shares on-market in order to qualify to become directors of Wrightson. Clause 85 of Wrightson's constitution requires that to be nominated as a director of Wrightson and to continue in office, a person must own beneficially at least 5,000 equity securities in Wrightson.

The above details are based on information known at the time of printing of this offer document – any further changes known to the Offeror prior to 4 May 2004 will be notified by the Offeror to the Takeovers Panel and NZX.

8. AGREEMENTS TO ACCEPT OFFER

No person has agreed, conditionally or unconditionally, to accept the Offer.

9. ARRANGEMENTS TO PAY CONSIDERATION

The Offeror confirms that resources will be available to it sufficient to meet the consideration to be provided on full acceptance of the Offer and to pay any debts incurred in connection with the Offer (including the debts arising under rule 49 of the Code).

Further information relating to funding of the consideration to be provided is set out on page 17 of the combined Prospectus and Investment Statement that accompanies this Offer.

10. ARRANGEMENTS BETWEEN OFFEROR AND WRIGHTSON

No agreement or arrangement (whether legally enforceable or not) has been made, or has been proposed to be made, between the Offeror or any associates of the Offeror, and Wrightson or any related company of Wrightson, in connection with, in anticipation of, or in response to, the Offer.

11. ARRANGEMENTS BETWEEN OFFEROR, AND DIRECTORS AND OFFICERS OF WRIGHTSON

No agreement or arrangement (whether legally enforceable or not) has been made, or has been proposed to be made, between the Offeror or any associates of the Offeror, and any of the directors or senior officers of Wrightson or of any related company of Wrightson in connection with, in anticipation of, or in response to, the Offer.

12. FINANCIAL ASSISTANCE

No agreement or arrangement has been made, or is proposed to be made under which Wrightson or any related company of Wrightson will give (directly or indirectly) financial assistance for the purpose of, or in connection with, the Offer.

13. MARKET ACQUISITIONS OF SECURITIES

Under the Takeovers Code the Offeror is not permitted to acquire equity securities in Wrightson during the Offer Period other than pursuant to the partial offer.

14. LIKELIHOOD OF CHANGES IN WRIGHTSON

The Offeror intends to procure a strategic review of Wrightson's business and policies, which will include a review of strategies, capital and debt requirements, general efficiencies and distribution policies, and to seek to implement in whole or part the recommendations of that review. The Offeror will seek the appointment of nominees, initially Baird McConnon and Craig Norgate, to the board of directors of Wrightson, to the intent it will have Board representation in proportion to its holding in Wrightson.

15. PRE-EMPTION CLAUSES IN WRIGHTSON'S CONSTITUTION

There is no restriction on the right to transfer any equity securities to which the Offer relates that:

(a) is contained in the constitution of Wrightson; and

(b) has the effect of requiring the holders of those securities to offer the securities for purchase to members of Wrightson or to any other person before transferring those securities.

16. ESCALATION CLAUSES

No agreement or arrangement (whether legally enforceable or not) has been made, or has been proposed to be made, under which:

(a) any existing holder of equity securities in Wrightson will or may receive in relation to, or as a consequence of, the Offer any additional consideration or other benefit over and above the consideration set out in the Offer; or

(b) any prior holder of equity securities in Wrightson will or may receive any consideration or other benefit as a consequence of the Offer.

17. INDEPENDENT ADVISER'S REPORT

No independent adviser's report is required to be provided under rule 22 of the Code.

18. ADDITIONAL DISCLOSURES REQUIRED IF CONSIDERATION INCLUDES SECURITIES

No securities are being offered as consideration under the Offer, the issuer of which is a public issuer that has a class of equity securities that has been quoted as a registered exchange's market for at least 12 months before the date of this Offer. However, RPI Securities is to issue Redeemable Preference Shares as consideration under this Offer to the extent elected by an Acceptor. Further information on the issue of the Redeemable Preference Shares is set out in the combined Prospectus and Investment Statement which accompanies this Offer.

19. CERTIFICATE

To the best of our knowledge and belief, after making proper enquiry, the information contained in the Offer document is, in all material respects, true and correct and not misleading, whether by omission of any information or otherwise, and includes all the information required to be disclosed by the Offeror under the Takeovers Code.

J. Baird McConnon,
Director

M. Craig Norgate,
Director
and as the person fulfilling the role of Chief Executive Officer of Rural Portfolio Investments Limited

Sandra Keay,
as the person fulfilling the role of Chief Financial Officer of Rural Portfolio Investments Limited

Second Schedule

Please Note

IF YOU HAVE SOLD ALL YOUR WRIGHTSON SHARES

Please send this Offer and all enclosures (including the Acceptance Transfer Form) at once to the new Wrightson shareholder or the broker through whom you made the sale requesting that they be forwarded to the new Wrightson shareholder.

IF YOU HAVE SOLD SOME OF YOUR WRIGHTSON SHARES

Please alter the total holding on the Acceptance Transfer Form to the number of Shares which you have retained and forward the amended form in the reply paid envelope supplied by delivering it, or posting it to Computershare Investor Services Limited (the details of which are set out in clause 4.1.2 above).

On receipt of the amended Form, Computershare Investor Services Limited will recalculate the amount of consideration to reflect the number of Shares sold by you.

Please also request the broker through whom you made the sale to advise the purchaser or purchasers of your Shares of this Offer and that copies of it are available from the Share Registrar, Computershare Investor Services Limited, Level 2, 159 Hurstmere Road, Takapuna OR Private Bag 92-119, Auckland 1020, and advise the Share Registrar of the number of Shares sold and the broker concerned.

Insight Creative Limited. Auckland 04/04 RPI002

rural portfolio investments limited

ON COMPLETION:

Either mail or deliver this form (and a copy of any related power of attorney) as provided for below as soon as possible, but in any event so as to be received by the Buyer not later than 5.00pm on 2 June 2004, or if the closing time of the offer is extended, by the extended closing time.

(A) MAIL:

Place the signed acceptance form in the replied paid envelope and post to:

Rural Portfolio Investments Limited
c/- Computershare Investor Services Limited
Private Bag 92119
Auckland 1020
NEW ZEALAND

(B) DELIVER:

Deliver the signed acceptance form to Rural Portfolio Investments Limited, c/- Computershare Investor Services Limited at the following address:

Level 2
159 Hurstmere Road
Takapuna
Auckland
NEW ZEALAND

PREVIOUS SALE:

If you have sold all your Shares, please pass this form together with the offer documents to your sharebroker or the purchasers of such Shares. If you have sold part of your shareholding, record that fact on this form by amending the number of Shares noted as being held by you on the face of this form. Please also refer to the more detailed instructions in the second schedule of the offer.

IF YOU ARE IN ANY DOUBT ABOUT THE PROCEDURE FOR ACCEPTANCE, PLEASE TELEPHONE COMPUTERSHARE INVESTOR SERVICES LIMITED ON 09 488 8777 FOR DOMESTIC NEW ZEALAND CALLERS OR +64 9 488 8777 FOR INTERNATIONAL CALLERS.

IF THIS FORM IS SIGNED UNDER POWER OF ATTORNEY, THE ATTORNEY(S) SIGNING MUST SIGN THE FOLLOWING CERTIFICATE:

CERTIFICATE OF NON-REVOCATION OF POWER OF ATTORNEY

I/WE, ______________________________
(Insert name of Attorney(s) signing)

of ______________________________
(Address and Occupation)

____

HEREBY CERTIFY:

1. By a Power of Attorney dated the ____________ day of ____________ the Seller named and described on the face of this form (the Seller) appointed me his/her/its/their attorney on the terms and conditions set out in that Power of Attorney.
2. I/We have executed the form printed on the face of this document as attorney under that Power of Attorney and pursuant to the powers thereby conferred upon me/us.

At the date hereof I/we have not received any notice or information of the revocation of that Power of Attorney by the death (or winding up) of the Seller or otherwise.

Signed at ____________ this ____________ day of ____________ 2004

Signature of Attorney(s) ______________________________

NOTE: Your signature does not require witnessing

ACCEPTANCE

RURAL PORTFOLIO INVESTMENTS LIMITED'S OFFER DATED 4 MAY 2004 FOR FULLY PAID ORDINARY SHARES IN WRIGHTSON LIMITED ("WRIGHTSON")

ADVISER CODE

BROKER STAMP

TOTAL CONSIDERATION PAYABLE AT $1.50 PER SHARE
(Total consideration only if offer accepted for all your Wrightson Shares)

SHAREHOLDER/SELLER (the Seller)

HOLDER NUMBER (CSN)

NUMBER OF WRIGHTSON SHARES HELD

PHONE NUMBER

You may accept the Offer in respect of all or any Wrightson Shares held by you.

If you wish to accept in respect of all of your Shares, tick the box in Option A. If you wish to accept in respect of only part of your holding, specify the number of Wrightson Shares you wish to sell in the appropriate space in Option B.

Number of Wrightson Shares for which you accept:
(SPECIFY ONLY ONE OPTION)

EITHER
Option A: I/we accept for all my/our Shares ☐ *(please tick box)*

OR
Option B: I/we accept for ____________ Shares
(Insert number of Shares for which you accept)

AND
I/we elect the following settlement option:

OPTION	CASH	REDEEMABLE PREFERENCE SHARES (RPS)	TICK ONE OPTION ONLY
1.	100%	Nil	☐
2.	Nil	100%	☐
3.	Balance of consideration not selected for RPS	I/We elect to exchange ____________ of my/our Wrightson Shares for RPS	☐

NOTE:

1. If you have elected to receive Redeemable Preference Shares under Options 2 or 3, you must complete the blue application form in the Prospectus and Investment Statement that accompanies this Offer.

NOTE:

2. If you elect to receive only part of the consideration to which you are entitled as Redeemable Preference Shares in Option 3, you will need to specify the number of your Wrightson Shares you wish to exchange for Redeemable Preference Shares. This total election is subject to any scaling of your entitlement, or rounding of Redeemable Preference Share parcels that may occur pursuant to the terms and conditions of this Offer.
3. If you incorrectly specify, or do not specify, the number of Wrightson Shares for which you accept in either the box in Option A or the box in Option B, you will be deemed to have accepted the Offer in respect of all Wrightson Shares held by you.
4. You may elect only one of the payment options set out in the chart above. If you do not make an election or make an election in respect of more than one method of payment option, you will be deemed to have elected to receive your consideration entitlement to be paid wholly in cash.
5. If you elect to receive your consideration under Option 3 you must elect to exchange sufficient Wrightson Shares that, when exchanged, will provide you with minimum amount of $2,000 worth of Redeemable Preference Shares and for multiples of $500 thereafter. You must not specify a number of Wrightson Shares that is greater than the number of Wrightson Shares for which you accepted the Offer. Elections under Option 2 and 3 are subject to rounding down to the nearest multiple of $500, as detailed further in clause 2.4 above.

If you elect to receive Redeemable Preference Shares, you authorise Rural Portfolio Investments Limited to apply the cash consideration to which you would otherwise be entitled, on your behalf, to subscribe for Redeemable Preference Shares under the Exchange Offer. You must also complete the blue Exchange Offer application form in the Prospectus and Investment Statement which accompanies this Offer by filling in the blue application form. In addition to the Redeemable Preference Shares you may receive under this Offer, you may apply for further Redeemable Preference Shares under the Priority Offer by completing the blue application form (for further details see pages 75 and 76 of the Prospectus and Investment Statement which accompanies this Offer). The Redeemable Preference Shares are to be issued by Rural Portfolio Investments Securities Limited, a wholly-owned subsidiary of Rural Portfolio Investments Limited.

You are urged to accept the offer in respect of all of your Wrightson Shares. You should refer to the notes set out below.

THIS FORM MUST BE RETURNED SO AS TO BE RECEIVED
BY RURAL PORTFOLIO INVESTMENTS LIMITED
NO LATER THAN 5.00PM ON 2 JUNE 2004
(or if the closing time of the offer is extended,
by the extended closing time).

By signing this form the seller hereby irrevocably:

(a) accepts the offer (the Offer) dated 4 May 2004 of Rural Portfolio Investments Limited (the Buyer) for the shares set out in the box above and held by the Seller, or if the box is left blank then all Wrightson Shares held by the Seller, (the Shares), and transfers to the Buyer all of the Shares, or such lesser number of the Shares as determined in accordance with the scaling provisions in clause 4.10 of the Offer document, (the Transfer Shares);

(b) appoints the Buyer the attorney of the Seller on the terms below;

(c) confirms the representations and warranties given in clause 4.8 of the Offer document; and

(d) as set out on the reverse of this form, appoints the Buyer the attorney of the Seller.

And the Buyer hereby agrees (as evidenced by its execution of a form of agreement to which this form and those of other Sellers shall be appended together comprising an instrument of transfer) to take the shares subject to such conditions. The Seller hereby authorises the Buyer to use the Seller's CSN number to transfer the shares to the Buyer.

FOR AN INDIVIDUAL/ATTORNEY

Signed by the Seller (or its attorney) by:

In the presence of:

Witness Signature

Witness Name:

Occupation:

Address:

FOR A COMPANY

Signed by the Seller(s) by:

Director

Director

Dated and executed the ____________

day of ____________ 2004

BY THE SELLER'S EXECUTION ABOVE, THE SELLER

1. Hereby grants a Power of Attorney in favour of the Buyer as follows:

   As from the time of the Offer being declared unconditional, I/We hereby irrevocably authorise and appoint the Buyer (with power of substitution by the Buyer in favour of such person/s as the Buyer may appoint to act on its behalf) as my/our attorney and agent to act for me/us and do all matters of any kind or nature whatsoever in respect of or pertaining to the Transfer Shares and all rights and benefits *attaching to them as the Buyer may think proper* and expedient and which I/We could lawfully do or cause to be done if personally acting, including the transfer of shares to any person or persons whatsoever, the appointment of a proxy or proxies for any meeting of the shareholders of the Company, attendance in person at, and voting at, such meeting, application to any court whatsoever and execution of all documents in my/our name(s) which the Buyer may consider necessary for all or any of the foregoing purposes.

FOLD

NOTES AND INSTRUCTIONS FOR COMPLETION

INTERPRETATION:

In this form references to the singular shall include the plural.

TO ACCEPT THE OFFER:

Complete this acceptance form by (i) stating the number of Wrightson Shares for which you accept (Option A or B), (ii) electing your method of payment option, (iii) signing this form where marked "Signed by the Seller" and (iv) having your signature witnessed. Any person (including your husband or wife) may witness your signature and must add his or her occupation and full address in the space provided. Companies must sign where marked "For a Company" and in accordance with the Companies Act 1993 or other applicable law. Insert the date of execution in the space provided.

FOLD

JOINT HOLDERS:

If the Shares are registered in the names of joint holders, all must sign this form.

POWER OF ATTORNEY:

If this form is signed under a power of attorney, the relevant power of attorney must be submitted with this form for noting and return, and the certificate printed below must be completed. Where such power of attorney has already been noted by the Company, then this fact must be stated under the signature of the attorney.

rural portfolio investments limited

Prospectus and Investment Statement

for an underwritten Offer of Redeemable Preference Shares in

Rural Portfolio Investments Securities Limited

An underwritten offer by Rural Portfolio Investments Securities Limited of $85m in Redeemable Preference Shares and up to $15m over subscriptions – Guaranteed by Rural Portfolio Investments Limited

Joint Lead Managers


ABN·AMRO Craigs


ABN·AMRO Rothschild

IMPORTANT INFORMATION

(The information in this section is required under the Securities Act 1978.)

Investment decisions are very important. They often have long-term consequences. Read all documents carefully. Ask questions. Seek advice before committing yourself.

CHOOSING AN INVESTMENT

When deciding whether to invest, consider carefully the answers to the following questions that can be found on the pages noted below:

In addition to the information in this document, important information can be found in the current registered prospectus for the investment. You are entitled to a copy of that prospectus on request.[1]

[1] *This is the wording required by Schedule 3D to the Securities Regulations 1983 which contemplates a separate investment statement and prospectus. For this Offer the two documents have been combined and accordingly the prospectus available on request is identical to this document.*

CHOOSING AN INVESTMENT ADVISER

You have the right to request from any investment adviser a written disclosure statement stating his or her experience and qualifications to give advice. That document will tell you:

- Whether the adviser gives advice only about particular types of investments; and
- Whether the advice is limited to the investments offered by one or more particular financial organisations; and
- Whether the adviser will receive a commission or other benefit from advising you.

You are strongly encouraged to request that statement. An investment adviser commits an offence if he or she does not provide you with a written disclosure statement within 5 working days of your request. You must make the request at the time the advice is given or within 1 month of receiving the advice.

In addition:

- If an investment adviser has any conviction for dishonesty or has been adjudged bankrupt, he or she must tell you this in writing; and
- If an investment adviser receives any money or assets on your behalf, he or she must tell you in writing the methods employed for this purpose.

Tell the adviser what the purpose of your investment is. This is important because different investments are suitable for different purposes.

TABLE OF CONTENTS

What Do You Need To Do

	TO WHOM IS THE OFFER OPEN?	WHAT DO I NEED TO DO?	WHAT DO I GET?
EXCHANGE OFFER Applicants accepting the Exchange Offer, and any additional amount via the Priority Offer, must have first accepted the Partial Takeover Offer by completing the separate Takeover Acceptance Form at the back of the Partial Takeover Offer Document	Holders of Wrightson shares as at the Takeover Offer Record Date (30 April 2004)	Complete the blue Application Form labelled 'Exchange Offer & Priority Offer' showing the number of Wrightson shares you wish to sell. You may apply the proceeds of sale of all or some of your Wrightson shares under the partial takeover offer to subscribe for Redeemable Preference Shares, subject to the requirement to apply for a minimum subscription amount of 2,000 ($2,000) Redeemable Preference Shares and thereafter in multiples of 500 Redeemable Preference Shares. If you hold less than $2,000 worth of Wrightson shares you may exchange all of your holding and must apply, under the Priority Offer, for a sufficient number of additional Redeemable Preference Shares to take your total holding to a minimum of 2,000 Redeemable Preference Shares. You do not need to send any money with an Application made under the Exchange Offer except where your holding of Wrightson shares is worth less than $2,000. The Application Form must be received prior to the Exchange Offer Closing Date (scheduled to be 5.00 pm on Wednesday, 2 June 2004).	By electing to sell your Wrightson shares and apply the proceeds of sale to subscribe for Redeemable Preference Shares you will earn minimum gross dividend rates (inclusive of imputation credits) of 9% pa and 10.50% per annum which are intended to be paid on a fully imputed basis. The first dividend will be paid on 15 October 2004 and will accrue from the date of allotment scheduled to be within three business days following the close of the successful Exchange Offer. You will then continue to receive dividends on 15 April and 15 October each year.
PRIORITY OFFER	Holders of Wrightson shares as at the Takeover Offer Record Date (30 April 2004)	Complete the blue Application Form labelled 'Exchange Offer & Priority Offer'. Applications under the Priority Offer are for those existing holders of Wrightson shares who wish to apply for more Redeemable Preference Shares than would result under the Exchange Offer. Applications must be made in multiples of 500 Redeemable Preference Shares and be for a minimum of 2,000 (including those subscribed for under the Exchange Offer). A cheque for the Redeemable Preference Shares subscribed for under the Priority Offer (at $1 per Redeemable Preference Share) must be sent with the Exchange Offer & Priority Offer Application Form in accordance with the instructions on that form. The Application Form must be received prior to the Priority Offer Closing Date (scheduled to be 5.00 pm on Wednesday, 2 June 2004).	You will earn minimum gross dividend rates (inclusive of imputation credits) of 9% pa and 10.50% per annum which are intended to be paid on a fully imputed basis. The first dividend will be paid on 15 October 2004 and will accrue from the date funds are paid into RPI Securities' bank account with the Registrar. You will then continue to receive dividends on 15 April and 15 October each year.
BROKER FIRM OFFER AND GENERAL OFFER	Clients of NZX Firms and members of the public in New Zealand.	Complete the white Application Form labelled 'Broker Firm Offer and General Offer'. Applications must be for a minimum of 5,000 Redeemable Preference Shares and thereafter in multiples of 1,000. A cheque for the Redeemable Preference Shares subscribed for under the Broker Firm Offer and General Offer must be sent with the Broker Firm Offer and General Offer Application Form in accordance with the instructions in that form. The Application Form must be received prior to the Broker Firm Offer and General Offer Closing Date (scheduled to be 5.00 pm on Friday, 25 June 2004).	You will earn minimum gross dividend rates (inclusive of imputation credits) of 9% pa and 10.50% per annum which are intended to be paid on a fully imputed basis. The first dividend will be paid on 15 October 2004 and will accrue from the date funds are paid into RPI Securities' bank account with the Registrar. You will then continue to receive dividends on 15 April and 15 October each year.

Offer Description

This combined prospectus and investment statement is dated 19 April 2004 and is for an offer of Redeemable Preference Shares in Rural Portfolio Investments Securities Limited ("RPI Securities") having an aggregate principal amount of $85 million (with the ability to accept over-subscriptions up to a further $15 million).

The Redeemable Preference Shares will be issued in two series, with initial terms of three years and five years respectively, with investors being required to subscribe for an equal number from each series. Following issue, and upon commencement of quotation on the NZDX, the Redeemable Preference Shares will be de-stapled and trade separately.

The Offer is being made in conjunction with the Partial Takeover Offer by Rural Portfolio Investments Limited ("Rural Portfolio Investments") for shares in Wrightson Limited ("Wrightson").

Redeemable Preference Shares Timetable*

Offer Document registered with Registrar of Companies	– *Monday, 19 April 2004*
Exchange Offer and Priority Offer open	– *Monday, 3 May 2004*
Exchange Offer and Priority Offer close	– *Wednesday, 2 June 2004*
Conditional Allotment – Exchange Offer and Priority Offer	– *Conditional allotment on a daily basis from 3 May 2004 to 2 June 2004*
Final Allotment Date – Exchange Offer and Priority Offer	– *No later than Friday, 4 June 2004*
Broker Firm Offer and General Offer (if any) open	– *Tuesday, 8 June 2004*
Broker Firm Offer and General Offer (if any) close	– *Friday, 25 June 2004*
Allotment – Broker Firm Offer and General Offer (if any)	– *Daily from 8 June to 25 June 2004*
Dividend Rate Set Date	– *Monday, 28 June 2004*
Expected date of initial quotation and trading on NZDX	– *Tuesday, 29 June 2004*
First dividend payment	– *15 October 2004*
Subsequent dividend payments	– *15 April and 15 October each year*
3-Year Redemption Date**	– *15 April 2007*
5-Year Redemption Date**	– *15 April 2009*

* RPI Securities, in conjunction with the Underwriter and the Joint Lead Managers, may change these dates. Notwithstanding any changes to the closing dates, an Applicant by signing an Application Form, irrevocably offers to subscribe for the Redeemable Preference Shares on the terms set out in this Offer Document and the Application Form. The references to allotment being conditional, mean conditional on the Partial Takeover Offer being declared unconditional.

** Subject to an early redemption. See "What returns will I get?" on page 32 for circumstances where the Redeemable Preference Shares may be redeemed early.

This timetable is indicative only and investors are encouraged to submit their Applications as early as possible.

CONDITIONAL OFFER

In conjunction with this Offer, Rural Portfolio Investments is making a partial takeover offer for such number of the issued shares in Wrightson which would, when taken together with the Wrightson shares already held by Rural Portfolio Investments, result in Rural Portfolio Investments holding 50.01% of the voting rights in Wrightson (the "Partial Takeover Offer").

All offers of Redeemable Preference Shares under this Offer Document are conditional upon the Partial Takeover Offer being declared unconditional. This must occur no later than 14 days after the closing date of the Partial Takeover Offer (which is expected to be on or about 2 June 2004).

Further details about the Partial Takeover Offer are set out on pages 16 to 22.

IMPORTANT NOTICE

This Offer Document is a combined prospectus and investment statement for the purposes of the Securities Act 1978 and the Securities Regulations 1983 and is dated 19 April 2004. It is intended to provide certain key information about the Redeemable Preference Shares being issued by RPI Securities.

A copy of this Offer Document, signed by or on behalf of the directors of Rural Portfolio Investments Securities Limited, as issuer, and by Rural Portfolio Investments Limited (and its directors), as both issuer and promoter, and having endorsed thereon or attached thereto the documents, information, certificates and other matters required to be so endorsed or attached by section 41 of the Securities Act 1978, has been delivered to the Registrar of Companies for registration under section 42 of the Securities Act 1978.

HOW TO APPLY

Instructions on how to make an Application are contained on pages 75 and 76.

DEFINITIONS

A number of terms used in this Offer Document have defined meanings which appear in the Glossary of Terms on page 73 and 74 or within the relevant section in which the term is used.

Investment Highlights

An opportunity to subscribe for Redeemable Preference Shares issued by RPI Securities. RPI Securities is a wholly-owned financing subsidiary of Rural Portfolio Investments.

The shareholders of Rural Portfolio Investments have established the company for the purpose of acquiring majority ownership of Wrightson and as a vehicle for participating in the future growth and development of New Zealand agriculture. Additional agribusiness opportunities will be evaluated on an ongoing basis and, where it is ascertained value can be added on an acceptable risk/return basis, Rural Portfolio Investments may look to invest capital and/or resources in any one or more of these opportunities.

The shareholders of Rural Portfolio Investments are entities associated with the family interests of Baird McConnon and Craig Norgate, who have considerable knowledge and experience in New Zealand agribusiness. Majority control must remain with these existing shareholders and Craig Norgate has stated his intention that the company will be the primary investment vehicle for his family's agribusiness interests.

Rural Portfolio Investments and RPI Securities comprise the Rural Portfolio Investments Group, with paid up equity of $40 million.

The Redeemable Preference Shares enable investors to participate in the future of the Rural Portfolio Investments Group. They offer some of the benefits of a debt instrument, including fixed rates of return in the form of dividends, and the benefit of full imputation along with the opportunity to obtain equity enhancements that may allow the holder limited participation in any future price appreciation in Wrightson shares.

The issue is underwritten to $85 million by ABN AMRO Rothschild.

Features of the Redeemable Preference Shares include:

- Two maturities:
  - 3-Year (to be redeemed on 15 April 2007) – with a gross dividend rate (including imputation credits) of the greater of 9.00% pa and the applicable Three-Year Swap Rate plus 2.90%; and
  - 5-Year (to be redeemed on 15 April 2009) – with a gross dividend rate (including imputation credits) of the greater of 10.50% pa and the applicable Five-Year Swap Rate plus 4.25%,

  (in each case a higher rate may be set on the Dividend Rate Set Date by RPI Securities in conjunction with the Joint Lead Managers and the Underwriter).
- The dividends are payable semi-annually and are intended to be paid on a fully imputed basis. To the extent that imputation credits are not attached, the cash dividend will be increased to maintain the gross return to investors. For an explanation of rates of return and the effects of taxation, see page 8.

9% GROSS (INCLUDING IMPUTING CREDITS) FOR THREE YEARS PAID SEMI-ANNUALLY.

A VEHICLE FOR PARTICIPATION IN THE FUTURE GROWTH AND DEVELOPMENT OF NEW ZEALAND AGRICULTURE.

10.5% GROSS (INCLUDING IMPUTING CREDITS) FOR FIVE YEARS PAID SEMI-ANNUALLY.

PREFERENTIAL ENTITLEMENT TO PARTICIPATE IN ANY FUTURE PUBLIC OFFER OF ORDINARY SHARES IN RURAL PORTFOLIO INVESTMENTS.

OPPORTUNITY TO PARTICIPATE IN THE FUTURE OF THE RURAL PORTFOLIO INVESTMENTS GROUP.

EQUITY ENHANCEMENTS THAT MAY ALLOW LIMITED PARTICIPATION IN ANY FUTURE PRICE APPRECIATION IN WRIGHTSON SHARES.

- Redemption premiums providing enhanced returns in specified circumstances based on appreciation in the Wrightson share price up to an additional 4 cents per Redeemable Preference Share for the 3-Year Redeemable Preference Shares and up to an additional 8 cents per Redeemable Preference Share for the 5-Year Redeemable Preference Shares.
- A preferential entitlement to participate in any future public offering of ordinary shares in Rural Portfolio Investments during the term of the Redeemable Preference Shares.
- As well as the protection of a number of financial covenants in the Security Trust Deed, sufficient funds will be maintained by Rural Portfolio Investments or RPI Securities in the Dividend Escrow Account to meet the next semi-annual dividend payment to be made on the Redeemable Preference Shares.
- Rural Portfolio Investments has, under the Security Trust Deed, provided a guarantee of the payment of dividends and other amounts payable on the Redeemable Preference Shares. The guarantee is supported by a security interest granted by Rural Portfolio Investments:
  - The security interest is over the Wrightson shares held by Rural Portfolio Investments at the date of this Offer, and any additional Wrightson shares acquired under the Partial Takeover Offer or with the proceeds of this Offer (the "Relevant Wrightson Shares").
  - The Dividend Escrow Account, proceeds of over-subscription and any Permitted Investments acquired with such proceeds will also be subject to the Rural Portfolio Investments' security interest.
  - The security interest will become first ranking on repayment of the bridging facility used to finance the Partial Takeover Offer. This is expected to occur on the receipt of proceeds from this Offer.
- The two series of Redeemable Preference Shares will be stapled on a 1:1 basis during the Offer period, requiring investors to subscribe for an equal number of Redeemable Preference Shares from each series, but will de-staple and trade separately on commencement of quotation and trading on the NZDX.

Further details on the terms of the Redeemable Preference Shares, including the limited voting rights of holders of Redeemable Preference Shares, can be found on pages 57 to 62 'Terms of Issue of Redeemable Preference Shares' and further details of the security arrangements and the bridging finance can be found on pages 39 to 43.

The amount payable on redemption of the Redeemable Preference Shares, under different scenarios is summarised in the following table. Further information on the expected returns on the Redeemable Preference Shares is contained on pages 32 to 35 under the heading "What returns will I get?".

REDEMPTION AMOUNTS

Maturity	Redemption at Maturity	Early Redemption	Redemption amounts assuming that on the redemption date the Wrightson shares have:			
			Ceased listing	Increased their value above the partial takeover offer price by:		
				Less than 5%	Greater than 5%, less than 10%	Greater than 10%
3-Year Redeemable Preference Shares	$1.00	$1.04	$1.04	$1.00	$1.04	$1.04
5-Year Redeemable Preference Shares	$1.00	$1.08	$1.08	$1.00	$1.04	$1.08




The Redeemable Preference Shares offer fixed rates of return in the form of dividends, full imputation, and the opportunity of limited participation in any future price appreciation in Wrightson shares.

Letter from the Chairman and the Managing Director

rural portfolio investments limited

Dear Investor

We have great pleasure in introducing this issue of redeemable preference shares by Rural Portfolio Investments Securities Limited ("RPI Securities"). The issue has been underwritten by ABN AMRO Rothschild to $85 million.

RPI Securities is a wholly-owned subsidiary of Rural Portfolio Investments Limited ("Rural Portfolio Investments"), a company established as a vehicle for agribusiness investments which include acquiring majority ownership of Wrightson Limited ("Wrightson"). RPI Securities is a special purpose financing vehicle for Rural Portfolio Investments, whose obligations are guaranteed by Rural Portfolio Investments, with that guarantee being secured over Rural Portfolio Investments' shareholding in Wrightson.

The terms of the partial takeover offer under which Rural Portfolio Investments is seeking to increase its stake in Wrightson to 50.01% are set out in the notice of partial takeover offer.

We have established the Rural Portfolio Investments Group to participate in the future growth and development of the New Zealand agricultural sector. We are committed to focusing our efforts on the Rural Portfolio Investments Group, and are delighted to be able to offer investors the opportunity to participate alongside us.

The Group has taken a significant step by acquiring approximately 13% of the shares in Wrightson through purchases on the sharemarket over the period from September to December 2003. We are seeking to increase the Group's holding to 50.01% through the partial takeover offer referred to above.

Wrightson is New Zealand's largest, and only nationwide, provider of products and services to the agricultural sector. By means of its 77 branches, Wrightson offers a vast range of products, services and solutions to farmers, growers and processors in New Zealand, and to processors and end-users internationally. Wrightson has a proud history of involvement with agriculture in New Zealand and, more importantly, we believe it has an opportunity to play a key part in the future development in this sector.

In addition to holding a controlling stake in Wrightson, Rural Portfolio Investments intends to evaluate other agribusiness opportunities over time. Where it is satisfied it is able to add value on an acceptable risk/return basis, it may commit capital or resources to any one or more of those opportunities.

The proceeds of this issue of redeemable preference shares will be used by the Rural Portfolio Investments Group to repay the bridging finance put in place to increase its stake to 50.01% of Wrightson.

The redeemable preference shares represent an attractive investment alternative for current Wrightson shareholders who choose to accept them in exchange for their holding in that company. In addition, redeemable preference shareholders have the potential to benefit, in part, from any future price appreciation in Wrightson shares as well as providing scope to participate in any future public offer of ordinary shares in Rural Portfolio Investments.

The redeemable preference shares are intended to be the sole financial obligations of RPI Securities in respect of the Wrightson shares acquired under the partial takeover offer. These obligations are guaranteed by the parent company, Rural Portfolio Investments, secured by its 50.01% shareholding in Wrightson. Holders of the Redeemable Preference Shares will receive an excellent fixed rate of return payable twice yearly in the form of dividends.

You are offered the opportunity to subscribe for two series of redeemable preference shares with initial terms of three and five years respectively.

This Offer Document sets out the full details of the Offer, along with information on how to apply. Please read it carefully and in full before making your investment decision. If you would like further assistance, please contact ABN AMRO Craigs, as Joint Lead Manager.

We welcome your participation in this offer.

J. Baird McConnon
CHAIRMAN
RURAL PORTFOLIO INVESTMENTS LIMITED

M. Craig Norgate
MANAGING DIRECTOR
RURAL PORTFOLIO INVESTMENTS LIMITED

Summary of Offer

ISSUER

The issuer of the Redeemable Preference Shares is RPI Securities, a wholly-owned subsidiary of Rural Portfolio Investments. The major asset of Rural Portfolio Investments will be, subject to successful completion of the Partial Takeover Offer, a 50.01% stake in Wrightson, a company listed on the NZX.

GUARANTEE

Rural Portfolio Investments has, in terms of the Security Trust Deed described on pages 39 to 43, provided a guarantee of the payment of dividends and other amounts payable on the Redeemable Preference Shares. The guarantee is supported by a security interest over the Relevant Wrightson Shares, the Dividend Escrow Account and any Permitted Investments (together the "RPS Secured Property"). The security interest will become first ranking on repayment of the bridging facility used to finance the Partial Takeover Offer, which is expected to occur on the receipt of proceeds from this Offer.

Rural Portfolio Investments may transfer the Relevant Wrightson Shares to RPI Securities if certain requirements are satisfied. See page 39 for a description of these requirements. RPI Securities has, in turn, guaranteed the obligations of Rural Portfolio Investments under a guarantee and provided a security interest which will attach to the Relevant Wrightson Shares transferred to it.

OFFER DESCRIPTION

RPI Securities is offering the Redeemable Preference Shares to Wrightson shareholders, institutional investors and members of the public in New Zealand up to an aggregate principal amount of $85 million, and has the ability to accept over-subscriptions of up to a further $15 million ("the Offer"). The Redeemable Preference Shares comprise two maturities stapled on a 1:1 basis during the Offer period.

The Offer is underwritten by ABN AMRO Rothschild to $85 million.

The 3-Year Redeemable Preference Shares are scheduled to be redeemed on 15 April 2007 and the 5-Year Redeemable Preference Shares are scheduled to be redeemed on 15 April 2009 unless they are redeemed earlier. More information concerning the possible early redemption of Redeemable Preference Shares is set out on pages 28 and 29 and 32 to 35 under the headings "What sort of investment is this?" and "What returns will I get?".

CONDITIONAL OFFER

The acceptance of Applications for, and allotment of, Redeemable Preference Shares is conditional on Rural Portfolio Investments' Partial Takeover Offer for Wrightson being declared unconditional. Application moneys received prior to the Partial Takeover Offer being declared unconditional will be banked into a special purpose account maintained by the Registrar. Once the Partial Takeover Offer is declared unconditional, subject to the scaling provisions set out on page 9, these conditional allotments will become unconditional. Any Application moneys received but not allotted due to scaling or in the event that the Partial Takeover Offer is not declared unconditional will be refunded to applicants within five business days of the closure of the Partial Takeover Offer. **No interest or dividends will be paid on refunded Application moneys. It is intended that the Partial Takeover Offer (which is expected to close on or about 2 June 2004) will have closed and become unconditional prior to the opening of the Broker Firm Offer and the General Offer. If the closing date for the Partial Takeover Offer is extended for any reason, this will extend the length of time that any refunded Application moneys paid in respect of the Priority Offer are not earning interest or dividends.**

USE OF PROCEEDS

On 6 April 2004, Rural Portfolio Investments' announced its intention to purchase sufficient additional ordinary shares in Wrightson (the "Additional Wrightson Shares") to take its shareholding to 50.01% of the ordinary issued share capital of Wrightson. Rural Portfolio Investments' offer to purchase the Additional Wrightson Shares is conditional, amongst other things, on receiving acceptances under the Partial Takeover Offer which would take its level of control of voting rights in Wrightson to 50.01%.

Rural Portfolio Investments is owned 50% by interests associated with the McConnon Family and 50% owned by interests associated with Craig Norgate.



SUMMARY OF OFFER – CONTINUED

Rural Portfolio Investments has arranged financing (in the form of bridging finance) to complete the acquisition of the Additional Wrightson Shares.

The subscription proceeds from the issue of the Redeemable Preference Shares under the Offer will be advanced by RPI Securities to Rural Portfolio Investments to repay the bridging finance.

If the Partial Takeover Offer for 50.01% of Wrightson does not proceed then RPI Securities will withdraw this Offer and all Application moneys will be refunded to investors within five business days of the Partial Takeover Offer closing. **No interest will be payable on Application moneys in the event that this happens. It is intended that the Partial Takeover Offer (which is expected to close on or about 2 June 2004) will have closed and become unconditional prior to the opening of the Broker Firm Offer and the General Offer. If the closing date for the Partial Takeover Offer is extended for any reason, this will extend the length of time that any refunded Application moneys paid in respect of the Priority Offer are not earning interest or dividends.**

PRICING

The Application Price for the Redeemable Preference Shares is $1.00 per share.

For more information, refer to the section titled "How much do I pay?" on page 31.

DIVIDENDS

RPI Securities intends to pay fully imputed, fixed rate, dividends semi-annually (in arrears) on the Redeemable Preference Shares. The Dividend Rate is an annual percentage rate.

The gross (ie. including imputation credits) Dividend Rates for the two series of Redeemable Preference Shares will be set as follows:

3-Year: The greater of 9.00% pa and the applicable Three Year Swap Rate plus 2.90% as at the Dividend Rate Set Date; and

5-Year: The greater of 10.50% pa and the applicable Five Year Swap Rate plus 4.25% as at the Dividend Rate Set Date,

or, in each case, such higher rate to be set on the Dividend Rate Set Date at the discretion of RPI Securities, the Joint Lead Managers and the Underwriter. If the Dividend Rate is increased after the date on which the Redeemable Preference Shares have been allotted to an investor, the investor will be entitled to the higher rate.

For more information about dividends on Redeemable Preference Shares and the taxation treatment of those dividends (including the imputation credits attached) see the discussion under the heading "What returns will I get?" I on page 34 and 35.

The first dividend on the Redeemable Preference Shares is scheduled to be paid on 15 October 2004 to those investors who subscribe for, and are allotted, Redeemable Preference Shares under the Offer ("Initial Holders") even if they no longer hold their Redeemable Preference Shares at that date.

Subsequent dividends are scheduled to be paid semi-annually on 15 April and 15 October (or the next succeeding business day if a scheduled payment date is not a business day) to the holders of Redeemable Preference Shares on the Record Date for each such dividend. If Redeemable Preference Shares are redeemed before their scheduled redemption date, any final dividend accrued on them will be paid on redemption.

The Rural Portfolio Investments Group is required to maintain sufficient funds in a Dividend Escrow Account to meet the next semi-annual dividend payment to be made on the Redeemable Preference Shares.

It is possible that a change may be proposed to the dates on which dividends are paid on the Redeemable Preference Shares to reflect a change in the dates on which Wrightson pays dividends on its shares. Any change to the dates on which dividends are paid on the Redeemable Preference Shares requires approval by a special resolution of the holders of Redeemable Preference Shares.

RATES OF RETURN AND EFFECTS OF TAXATION

The gross dividend will comprise a mix of cash and imputation credits. The after-tax return to holders will depend on the tax status of the holder and their ability to use any imputation credits attached to the dividend.

For example, a fully-imputed 9.00% dividend on $10,000 of Redeemable Preference Shares will be made up of $603 cash and $297 imputation credits (10,000 x 9.00% x 33% = $297). For a tax-exempt holder, this will produce an after-tax (and pre-tax) yield of 6.03%. For holders in a tax paying position who can fully-utilise the imputation credits received (either against the dividend income or other income in the current income year), the Redeemable Preference Shares will produce a return equivalent to a debt instrument with a 9.00% yield (for example, 6.03% after-tax for a taxpayer with a 33% marginal tax rate). For holders on an effective tax-rate less than the imputation rate (33% in the case of a fully-imputed dividend) who cannot use the imputation credits against other income in the current year, the equivalent debt return will be somewhere between these two alternatives.

An example is set out on page 34 and 35 under the heading "What returns will I get?" to illustrate the treatment of dividends on Redeemable Preference Shares for income tax purposes.

Depending on individual investor circumstances, in some cases, the gains made on the sale or redemption of Redeemable Preference Shares may be treated as taxable income for income tax purposes.

All reference to taxation in this Offer Document:

- are of a general nature only under current legislation, and are not (and should not be misconstrued as) legal or tax advice to any investor in Redeemable Preference Shares; and
- apply only to an investor who is resident in New Zealand for income tax purposes. Different considerations apply for investors who are not resident in New Zealand for income tax purposes.

Investors should consult their own taxation and financial advisers concerning taxation implications, in their particular circumstances, of owning and/or disposing of Redeemable Preference Shares.

EXCHANGE OFFER AND PRIORITY OFFER

During the Exchange Offer period, Wrightson shareholders may elect, pursuant to the terms of the Partial Takeover Offer, to apply all or part of the consideration for their Wrightson shares in subscribing for Redeemable Preference Shares.

Wrightson shareholders who wish to increase their holding in Redeemable Preference Shares above their Exchange Offer entitlement will also be able to participate in a priority allocation, by means of the Priority Offer as long as they have participated in the Exchange Offer. In addition, Wrightson shareholders who would receive less than 2,000 Redeemable Preference Shares, if they participate in the Exchange Offer, may elect to subscribe for sufficient additional Redeemable Preference Shares in order to obtain a minimum of 2,000 shares. The Priority Offer period coincides with the Exchange Offer period opening on 3 May 2004 and closing on 2 June 2004.

Each Application for Redeemable Preference Shares under the Exchange Offer must be for a minimum of 2,000 shares (representing 1,000 of each of the 3-Year and the 5-Year series) and then in multiples of 500 (representing 250 of each of the 3-Year and the 5-Year series).

Wrightson shareholders may be subject to scaling under the Partial Takeover Offer Document. Further details of the provisions relating to excess acceptances are contained in the Partial Takeover Offer Document.

BROKER FIRM OFFER AND GENERAL OFFER

Following the close of the Exchange Offer and the Priority Offer, the balance of the Redeemable Preference Shares available under this Offer (including any not taken up under the Exchange Offer and Priority Offer, and any over-subscription amount), will be allocated to NZX Firms and other approved parties on a firm allocation basis ("Broker Firm Offer") and members of the public on a "public pool" basis ("General Offer"). In the event that the balance of the Offer is allocated pursuant to the Broker Firm Offer there will be no General Offer.

Each Application under the Broker Firm Offer and General Offer must be for a minimum of 5,000 Redeemable Preference Shares (representing 2,500 of each of the 3-Year and the 5-Year series) and then in multiples of 1,000 (representing 500 of each of the 3-Year and the 5-Year series).

REDEMPTION PROCESS AND AMOUNTS AT REDEMPTION DATES

If Wrightson is still listed on the NZX on the redemption dates and the Wrightson share price is less than the offer price for the Partial Takeover Offer plus 5% (calculated on a volume weighted average basis over the previous 30 business days) then each Redeemable Preference Share holder will receive $1.00 per Redeemable Preference Share.

Wrightson shareholders may choose to sell their shares for cash, or apply the proceeds of sale to subscribe for Redeemable Preference Shares as all or part of their consideration.



Summary of Offer – continued

If Wrightson is still listed on the NZX on 15 April 2007 and the Wrightson share price is at or above the offer price for the Partial Takeover Offer plus 5% (calculated on a volume weighted average basis over the previous 30 business days) then the holder of each 3-Year Redeemable Preference Share will receive $1.04 per Redeemable Preference Share.

If Wrightson is still listed on the NZX on 15 April 2009 and the Wrightson share price is at or above the offer price for the Partial Takeover Offer plus 5% but less than the offer price for the Partial Takeover Offer plus 10% (calculated on a volume weighted average basis over the previous 30 business days) then the holder of each 5-Year Redeemable Preference Share will receive $1.04 per Redeemable Preference Share. If Wrightson is still listed on the NZX on 15 April 2009 and the Wrightson share price is at or above the offer price for the Partial Takeover Offer plus 10% (calculated on a volume weighted average basis over the previous 30 business days) then the holder of each 5-Year Redeemable Preference Share will receive $1.08 per Redeemable Preference Share.

If Wrightson is not listed on the NZX on the relevant Redemption Dates then the holder of each 3-Year Redeemable Preference Share will receive $1.04 per Redeemable Preference Share and the holder of each 5-Year Redeemable Preference Share will receive $1.08 per Redeemable Preference Share.

For a discussion of the taxation treatment of the returns payable upon redemption, see pages 34 and 35 under the heading "What returns will I get?".

EARLY REDEMPTION AND REDEMPTION AMOUNTS

Redemption of the Redeemable Preference Shares can be accelerated in certain circumstances:

- RPI Securities may at any time after 15 April 2005, upon giving Redeemable Preference Share holders 45 days' written notice, redeem for cash all or any portion of the Redeemable Preference Shares. If RPI Securities elects to redeem any portion of the Redeemable Preference Shares, such redemption must be made on a pro-rata basis across all Redeemable Preference Share holders of the relevant series (subject to RPI Securities having the ability to redeem in full the Redeemable Preference Shares of any holder whose holding would otherwise fall below the minimum of 1,000 shares).
- If there is a change in law (not being just a change in tax rates), which materially increases the cost to RPI Securities of the Redeemable Preference Shares, RPI Securities may give notice to Redeemable Preference Share holders specifying the date on which it will redeem for cash the Redeemable Preference Shares.

The payment in both cases would be made to 3-Year Redeemable Preference Share holders of $1.04 per Redeemable Preference Share plus accrued dividends and to 5-Year Redeemable Preference Share holders of $1.08 per Redeemable Preference Share plus accrued dividends.

In the event a party not associated with the Rural Portfolio Investments Group makes a full takeover offer or proposes an arrangement equivalent to a full takeover of Wrightson, then RPI Securities or Rural Portfolio Investments, depending on which company holds the Relevant Wrightson Shares at that time, may accept any such full takeover offer or enter into any such equivalent arrangement and, as a result, the Redeemable Preference Shares will be redeemed in full on the date that is 5 business days after receipt of funds (by RPI Securities or Rural Portfolio Investments) for $1.04 per 3-Year Redeemable Preference Share plus accrued dividends and $1.08 per 5 Year Redeemable Preference Share plus accrued dividends.

If an event of default occurs under the terms of issue of the Redeemable Preference Shares they will be immediately due and payable at $1.04 for the 3-Year Redeemable Preference Shares and $1.08 for the 5-Year Redeemable Preference Shares together with, in each case, accrued but unpaid dividends. For further detail about the terms of issue, including information about what may constitute an event of default, see pages 57 to 62.

For a discussion of the taxation treatment of the returns payable upon redemption, on pages 34 and 35 under the heading "What returns will I get?".

SOURCE OF PAYMENT OF AMOUNT DUE ON REDEMPTION OF THE REDEEMABLE PREFERENCE SHARES

It is intended that RPI Securities will call on Rural Portfolio Investments to repay the amounts advanced under the RPI Loan Agreement as and when necessary to provide it with the funds required to redeem the Redeemable Preference Shares.

The repayment of the RPI Loan Agreement by Rural Portfolio Investments may be funded through:

- refinancing arrangements implemented by Rural Portfolio Investments;

- the sale of part or all of Rural Portfolio Investments' shares in Wrightson;
- dividends and any return of capital by Wrightson;
- equity injected by new investors in Rural Portfolio Investments; or
- any other source of finance Rural Portfolio Investments is able to procure.

If the Wrightson shares have been transferred to RPI Securities the RPI Loan Agreement will have, in consideration or part consideration for such transfer, been wholly or partially repaid and RPI Securities will, when required, redeem the Redeemable Preference Shares from the dividends and any return of capital received from Wrightson and from similar sources to those referred to above (including any new equity injected by Rural Portfolio Investments).

PRIORITY RIGHTS

If an initial public offer of ordinary shares in Rural Portfolio Investments is made in conjunction with a listing of those shares on the NZX, while the Redeemable Preference Shares remain on issue, a minimum of 19.9% of those shares will be offered (on a pro-rata basis) to the then current holders of Redeemable Preference Shares at a 5% discount to the initial public offer price.

JOINT LEAD MANAGERS AND ORGANISING BROKER

The Joint Lead Managers for the Offer are ABN AMRO Craigs and ABN AMRO Rothschild. ABN AMRO Craigs is the Organising Broker.

Contact details for all of these parties are contained in the Directory inside the back cover of this Offer Document.

UNDERWRITING

This Offer is underwritten by ABN AMRO Rothschild (an unincorporated joint venture between ABN AMRO Equity Capital Markets Australia Limited (ACN 000 757 111) and Rothschild Australia Securities Limited (ACN 008 591 768)) to the extent that Applications for less than 85 million Redeemable Preference Shares have been accepted by RPI Securities on the Broker Firm Offer and General Offer Closing Date.

Both the bridging finance and the underwriting of the offer of Redeemable Preference Shares are on usual commercial terms, and include the usual rights of termination for the Bridge Financier and Underwriter respectively. However, the Underwriter's ability to terminate the Underwriting Agreement is more restrictive once the Partial Takeover Offer becomes unconditional (which is expected to occur shortly after the closing of the Exchange Offer and the Priority Offer).

LISTING

Application has been made to the NZX for permission to list the Redeemable Preference Shares and all the requirements of the NZX relating thereto that can be complied with on or before the date of this Offer Document have been duly complied with. However, the NZX accepts no responsibility for any statement in this Offer Document.

OFFER APPLIES ONLY IN NEW ZEALAND

This Offer Document is intended for use only in connection with the Offer in New Zealand, and is not to be sent or given to any person outside New Zealand in any circumstances in which the Offer or use of the Offer Document would be unlawful.

RISKS AND SAFEGUARDS

There are inherent risks in these arrangements for investors who subscribe for the Redeemable Preference Shares. Investors should review closely, and (if they consider it appropriate) take advice on, the information set out on pages 26 and 27 'Strategy and Prospects' and on pages 35 to 36 under "What are my risks?". See also pages 39 to 43 'Summary of Security Trust Deed'.

How to Apply for Redeemable Preference Shares

APPLICATION FOR REDEEMABLE PREFERENCE SHARES

Applications for Redeemable Preference Shares may be made under the Exchange Offer and Priority Offer, or Broker Firm Offer or General Offer. Further details about these offers are set out below.

Additional information on how to apply for Redeemable Preference Shares is contained on the first page and in Application instructions at the back of this Offer Document. Investors must complete the relevant Application Form in full to be eligible to be allocated Redeemable Preference Shares. This includes providing the applicant's IRD number. Failure to include any of the required details may disqualify the Application.

All Applications (other than those under the Exchange Offer) must include a cheque for the total Application moneys. Amounts are calculated by multiplying the number of Redeemable Preference Shares applied for by the Application Price of $1.00 per Redeemable Preference Share.

All allotments of Redeemable Preference Shares under the Exchange Offer and Priority Offer will be conditional until the Partial Takeover Offer becomes unconditional. From that date, all conditional allotments will become unconditional.

EXCHANGE OFFER

Wrightson shareholders may elect, pursuant to the terms of the Partial Takeover Offer, to apply all or part of the consideration for their Wrightson shares ("Takeover Consideration") to subscribe for Redeemable Preference Shares. If a Wrightson shareholder's Takeover Consideration is $2,000 or greater, that shareholder can elect to apply that Takeover Consideration to subscribe for a minimum 2,000 Redeemable Preference Shares (representing 1,000 from each of the 3-Year and the 5-Year series), and then for further multiples of 500 Redeemable Preference Shares (representing 250 from each of the 3-Year and the 5-Year series).

Wrightson shareholders who accept the Partial Takeover Offer may be subject to scaling down of the number of Wrightson shares for which they accept pursuant to the Partial Takeover Offer Document. Further details of the provisions relating to excess acceptances are contained in the Partial Takeover Offer Document.

Consideration payable to Wrightson shareholders who accept the Partial Takeover Offer, in excess of that applied to subscribe for Redeemable Preference Shares allotted to those shareholders under the Exchange Offer, will be paid in accordance with the terms of the Partial Takeover Offer.

Except as specified in the preceding paragraph, no cash will be payable by a Wrightson shareholder for Redeemable Preference Shares under the Exchange Offer unless the value of that shareholder's Takeover Consideration is less than $2,000. In this instance, in order to be allocated any Redeemable Preference Shares, the Wrightson shareholder must apply for sufficient additional Redeemable Preference Shares via the Priority Offer, in order to take their total subscription for Redeemable Preference Shares to a minimum of $2,000.

Wrightson shareholders who do not have Takeover Consideration of at least $2,000 and who do not apply for additional Redeemable Preference Shares under the Priority Offer (in order to apply for a minimum of 2,000 Redeemable Preference Shares) will not be entitled to participate in the Exchange Offer or Priority Offer. They will instead receive their Takeover Consideration in accordance with the terms of the Partial Takeover Offer Document.

Applicants applying under the Exchange Offer or the Priority Offer must have first accepted the Partial Takeover Offer in accordance with the Partial Takeover Offer Document.

DIVIDENDS UNDER THE EXCHANGE OFFER

RPI Securities intends to pay the first dividend on 15 October 2004 to those Wrightson shareholders who accept the Exchange Offer even if they no longer hold their Redeemable Preference Shares at that date. The first dividend will be for the period from the date of allotment which is scheduled to be no later than 4 June 2004, being within three business days following the close of the Exchange Offer, up to but not including 15 October 2004.

EXCHANGE OFFER APPLICATIONS

Applications under the Exchange Offer should be made on the blue "Exchange Offer & Priority Offer" Application Form. Instructions on how to complete the Application Form are contained on pages 75 and 76.

Applications under the Exchange Offer can be in respect of all or part of an Applicant's Wrightson shares, subject to certain limitations:

- If an Applicant has Wrightson shares, the Takeover Consideration of which is $2,000 or less, the Application must be accompanied by a Priority Offer Application taking the total Redeemable Preference Shares subscribed for to a minimum of 2,000 Redeemable Preference Shares.

- Otherwise, each Application for Redeemable Preference Shares under the Exchange Offer must be for a minimum of 2,000 Redeemable Preference Shares (being 1,000 of each series with a total issue value of $2,000), and then in multiples of 500 (being 250 of each series in multiples of $500) thereafter.

Processing of any Applications received under the Exchange Offer will be completed on the day of receipt by the Registrar (or on the next business day if the day of receipt is not a business day). Redeemable Preference Shares issued under the Exchange Offer will be allotted, on a conditional basis, no later than 4 June 2004. This date may change if the Exchange Offer Closing Date changes.

Applications under the Exchange Offer may be subject to the scaling provisions in clause 4 of the Partial Takeover Offer Document. Note that, because the Redeemable Preference Shares can only be applied for in multiples of 500 (with a minimum of 2,000), any Takeover Consideration that is insufficient to be applied to Redeemable Preference Shares will be returned within 7 days of the Partial Takeover Offer being declared unconditional.

PRIORITY OFFER

Wrightson shareholders who wish to increase their holding in Redeemable Preference Shares above their Exchange Offer entitlement will also be able to participate in a priority allocation, as long as they have first participated in the Exchange Offer. The Priority Offer coincides with the Exchange Offer and opens on Monday, 3 May 2004 and closes at 5:00 pm on Wednesday, 2 June 2004. The maximum aggregate amount that can be issued under the Priority Offer may be restricted by the number of Applications received under the Exchange Offer and the final size of the Offer.

There may be scaling of Applications under the Priority Offer at the sole discretion of RPI Securities, the Underwriter and the Joint Lead Managers.

DIVIDENDS UNDER THE PRIORITY OFFER

RPI Securities intends to pay the first dividend on 15 October 2004 to those Wrightson shareholders whose Applications under the Priority Offer are accepted by the Company even if they no longer hold their Redeemable Preference Shares at that date. The first dividend will be for the period from the date the funds are banked into RPI Securities' bank account with the Registrar up to but not including 15 October 2004.

PRIORITY OFFER APPLICATIONS

Applications under the Priority Offer should be made on the blue "Exchange Offer & Priority Offer" Application Form. Instructions on how to complete the Application Form are contained on pages 75 and 76.

Each Application for Redeemable Preference Shares under the Priority Offer must, when combined with the Exchange Offer Application, be for a minimum of 2,000 Redeemable Preference Shares (representing 1,000 from each of 3-Year and 5-Year series) (a minimum total issue value of $2,000), and then in multiples of 500 (representing 250 from each of 3-Year and 5-Year series).

RPI Securities, in conjunction with the Underwriter and the Joint Lead Managers, may accept or reject any Priority Offer Application in whole or in part at its discretion without giving any reason. Applications under the Priority Offer cannot be withdrawn or revoked.

Payment of the Application Price of $1.00 per Redeemable Preference Share under the Priority Offer must be made in full upon Application. All cheques in payment of Application moneys must be denominated in New Zealand dollars and made payable to "RPI Securities RP Share Offer" and crossed "Not Transferable". Cheques will be banked as they are received and must not be post-dated.

Processing of any Applications received under the Priority Offer will be completed on the day of receipt by the Registrar (or the next business day if the day of receipt is not a business day). On each processing day, Applications will be accepted (or rejected) in whole or in part on a daily basis.

Under the Priority Offer, where an Application is accepted (in whole or in part), the Registrar will present for payment the cheque accompanying the Application and RPI Securities will conditionally allot Redeemable Preference Shares to the successful Applicant.

If an Applicant's cheque under the Priority Offer is returned to the Registrar for non-payment or non-availability of funds then any Redeemable Preference Shares which may have been issued to such Applicant in reliance on receipt of that cheque will be cancelled and shall be of no further effect.

If RPI Securities accepts an Application under the Priority Offer in part, the Registrar will refund the balance of the amount received on Application (without interest) within five business days of the closure of the Exchange Offer and Priority Offer.

How to Apply for Redeemable Preference Shares – continued

Where an Application under the Priority Offer is rejected in whole, the Registrar will return the cheque accompanying the Application and advise the Applicant that the Application has not been accepted within five business days of the Application being rejected.

No interest or dividends will be payable on Application moneys refunded in the event that an Application under the Priority Offer is rejected or accepted only in part. It is intended that the Partial Takeover Offer (which is expected to close on or about 2 June 2004) will have closed and become unconditional prior to the opening of the Broker Firm Offer and the General Offer. If the closing date for the Partial Takeover Offer is extended for any reason, this will extend the length of time that any refunded Application moneys paid in respect of the Priority Offer are not earning interest or dividends.

BROKER FIRM OFFER AND GENERAL OFFER

Following the close of the Exchange Offer and the Priority Offer, the balance of the Redeemable Preference Shares available under this Offer (including any not taken up under the Exchange Offer and Priority Offer, and any over-subscription amount), will be allocated to NZX Firms and other approved parties on a firm allocation basis pursuant to the Broker Firm Offer. Any balance then remaining that has not been allocated pursuant to the Broker Firm Offer may then be offered to other NZX Firms and other approved parties and members of the public on a 'public pool' basis ("General Offer"). In the event that the balance of the Offer is allocated firm pursuant to the Broker Firm Offer there will be no General Offer. The Broker Firm Offer and the General Offer (if any) are open from Tuesday, 8 June 2004 to Friday, 25 June 2004.

DIVIDENDS UNDER BROKER FIRM OFFER AND GENERAL OFFER

RPI Securities intends to pay the first dividend on 15 October 2004 to those Applicants whose Applications under the Broker Firm Offer and General Offer are accepted by RPI Securities even if they no longer hold their Redeemable Preference Shares at that date. The first dividend will be for the period from the date the funds are banked into RPI Securities' bank account with the Registrar up to, but not including, 15 October 2004.

BROKER FIRM OFFER AND GENERAL OFFER APPLICATIONS

Applications under the Broker Firm Offer and General Offer should be made on the white "Broker Firm Offer and General Offer" Application Form. Instructions on how to complete the Application Form are contained on pages 75 and 76.

Each Application for Redeemable Preference Shares under the Broker Firm Offer and General Offer must be for a minimum of 5,000 Redeemable Preference Shares (representing 2,500 of each of 3-Year and 5-Year series) (a minimum total issue price of $5,000), and then in multiples of 1,000 (representing 500 of each of 3-Year and 5-Year series) (multiples of $1,000).

RPI Securities, in conjunction with the Underwriter and the Joint Lead Managers, may accept or reject any General Offer Application in whole or in part, at its discretion without giving any reason. Applications under the Broker Firm Offer and General Offer cannot be withdrawn or revoked. Payment of the Application Price of $1.00 per Redeemable Preference Share (with a minimum total Application of $5,000 representing 2,500 from each series) applied for must be made in full upon Application. All cheques in payment of Application moneys must be denominated in New Zealand dollars and made payable to "RPI Securities RP Share Offer" and crossed "Not Transferable." Cheques will be banked as they are received and must not be post-dated.

Where an Application is for 250,000 or more Redeemable Preference Shares, payment must be made by bank cheque or other form of payment approved by one of the Joint Lead Managers.

Applications received during the Broker Firm Offer period and General Offer period will be processed on the day of receipt by the Registrar (or the next business day if the day of receipt is not a business day). On each processing day, Applications will be accepted (or rejected) in whole or in part on a daily basis.

A blue Application Form for the Exchange Offer and Priority Offer can be found on page 77. A white Application Form for the Broker Firm Offer and General Offer can be found on page 79.



Under the Broker Firm Offer and General Offer, where an Application is accepted (in whole or in part), the Registrar will present for payment the cheque accompanying the Application and RPI Securities will allot Redeemable Preference Shares to the successful Applicant, subject to the cheque being cleared, on a daily basis.

If an Applicant's cheque under the General Offer or Broker Firm Offer is returned to the Registrar for non-payment or non-availability of funds then any Redeemable Preference Shares that may have been conditionally allotted to such Applicant in reliance on receipt of that cheque will not become unconditional and will be cancelled and shall be of no further effect.

If RPI Securities accepts an Application under the General Offer in part, the Registrar will refund the balance of the amount received on Application (without interest) within five business days of the date of issue of the Redeemable Preference Shares to the Applicant.

Where an Application is rejected in whole under the Broker Firm Offer or General Offers, the Registrar will return the cheque accompanying the Application, and advise the Applicant that the Application has not been accepted within five business days of the Application being rejected.

No interest or dividends will be payable on Application moneys refunded in the event that an Application under the Broker Firm Offer or General Offer is rejected or accepted only in part.

Applicants who have been offered a firm allocation of Redeemable Preference Shares from their broker will be treated as Broker Firm Applicants in respect of that allocation. Applicants under the Broker Firm Offer should complete and lodge the Application Form attached to the back of this Investment Statement, together with a cheque(s) for the Application moneys, in accordance with the instructions of the broker from whom the firm allocation of Redeemable Preference Shares was obtained.

If you elect to participate in the Broker Firm Offer, your broker will act as your agent in submitting your Application Form and Application moneys to the Registrar (which receives them on behalf of RPI Securities). It will be your broker's responsibility to ensure they are submitted to the Registrar by 5:00 pm New Zealand time on the Broker Firm Closing Date and the Joint Lead Managers take no responsibility for any acts or omissions by your broker in connection with your Application, Application Form or Application moneys.

None of RPI Securities, Rural Portfolio Investments, the Joint Lead Managers nor any of their respective directors, officers, employees or advisors accepts any liability or responsibility should any person attempt to sell or otherwise deal with the Redeemable Preference Shares before the statements confirming allotment are received by the Applicants for the Redeemable Preference Shares. In the event of over-subscription, any Application moneys received after the maximum subscription level has been reached will be returned to Applicants.

Rural Portfolio Investments and RPI Securities: Business Description and History

RPI SECURITIES

RPI Securities is only recently incorporated and has not commenced business at the date of this Offer Document.

RURAL PORTFOLIO INVESTMENTS

Rural Portfolio Investments is an investment company owned 50 percent by Aorangi Laboratories Limited (the McConnon family interests' investment vehicle) and 50 percent by MCN Rural Investments Limited (a Craig Norgate family interests' investment vehicle). The head office of the company is located in Dunedin, New Zealand.

None of Aorangi Laboratories Limited, MCN Rural Investments Limited or any of their respective shareholders, directors or officers gives any guarantee in respect of the Offer.

The company was formed on 6 August 2003 with the objective of investing in Wrightson Limited and as a vehicle for other agribusiness investments. The board of directors comprises Baird McConnon (Chairman) and Craig Norgate (Managing Director). Other agribusiness opportunities will be evaluated on an ongoing basis and where value can be added on an acceptable risk/return basis, Rural Portfolio Investments may commit capital or resources to any one or more of these opportunities.

Since its formation, Rural Portfolio Investments has acquired a shareholding of approximately 12.941% percent in Wrightson (on the basis that Wrightson has 139,394,642 ordinary shares on issue) through purchases on the New Zealand sharemarket. It is currently seeking to increase this holding to 50.01% through the Partial Takeover Offer under the Takeovers Code. The terms of the Partial Takeover Offer are set out in the Partial Takeover Offer Document.

The directors of Rural Portfolio Investments have commenced the search process in order to identify and appoint a suitable independent director to the board of RPI Securities. Whilst a number of suitably experienced candidates have been identified, an appointment may not be made until the Partial Takeover Offer has been completed and Redeemable Preference Shares have been issued pursuant to the Offer.

RURAL PORTFOLIO INVESTMENTS GROUP STRUCTURE AND CASHFLOWS UPON SUCCESSFUL PARTIAL TAKEOVER



MCN Rural Investments Limited
Aorangi Laboratories Limited
50% ($20m) shareholding
50% ($20m) shareholding
Rural Portfolio Investments Limited
Guarantee and security
Future dividends
Future Interest
$85m loan
50.01% shareholding
100% shareholding
Wrightson Limited
Rural Portfolio Investments Securities Limited
$85m/$100m RPS issued
Future dividend
Investors (Initial Holders)
Guarantee and security

Note: Rural Portfolio Investments may transfer its shareholding in Wrightson to RPI Securities.

AFTER THE OFFER CLOSES:

The arrangements described in this section can be represented as set out in the above diagram. RPI Securities' only material asset will be its rights under the loan of the net proceeds of this Offer to Rural Portfolio Investments.

RPI Securities' only material liabilities will be the Redeemable Preference Shares and its contingent liability under the guarantee under the Security Trust Deed of the obligations of Rural Portfolio Investments.

Rural Portfolio Investments' only material assets will be:

- the Relevant Wrightson Shares;
- Dividend Escrow Account;
- any surplus cash it may have; and
- other Permitted Investments.

Rural Portfolio Investments' only material liabilities will be:

- a contingent liability, being the guarantee given pursuant to the Security Trust Deed described below in favour of the holders of Redeemable Preference Shares;
- its loan from RPI Securities of the net proceeds of this Offer;
- its loan under the Bridge Facility to the extent not repaid from the proceeds of the Offer; and
- costs associated with the Partial Takeover Offer and this Offer.

As described on page 39, the Relevant Wrightson Shares may, under certain circumstances, be transferred to RPI Securities.

SHAREHOLDING STRUCTURE

Following the issue of all Redeemable Preference Shares under the Offer, RPI Securities will have 100 Ordinary Shares and between 85 and 100 million Redeemable Preference Shares on issue. Rural Portfolio Investments will continue to own 100% of the ordinary shares in RPI Securities following the issue of Redeemable Preference Shares under the Offer, while it is anticipated that 100% of the Redeemable Preference Shares will be owned by institutional investors and members of the public.

BALANCE DATE

The balance date of the Rural Portfolio Investments Group will be 31 March.

WHY ARE THE REDEEMABLE PREFERENCE SHARES BEING ISSUED?

On 6 April 2004, Rural Portfolio Investments announced its intention to purchase such number of additional ordinary shares in Wrightson as was required to take its shareholding stake in Wrightson to 50.01% (the "Additional Wrightson Shares"). Rural Portfolio Investments' offer to purchase the Additional Wrightson Shares is conditional on, amongst other things, receiving sufficient acceptances to take its holding to 50.01% of the voting rights in Wrightson (excluding those shares repurchased by Wrightson and held by it as treasury stock). The Redeemable Preference Shares are being issued to replace the bridging finance put in place by the Rural Portfolio Investments Group to fund the acquisition of the Additional Wrightson Shares.

FUNDING OF ACQUISITION OF ADDITIONAL WRIGHTSON SHARES

Rural Portfolio Investments has established a facility (the "Bridge Facility") with the Bridge Financier under which it may borrow up to $70 million to purchase the Additional Wrightson Shares and to pay various costs associated with the Partial Takeover Offer and this Offer. RPI Securities will use the funds raised by it under this Offer to make loans to Rural Portfolio Investments pursuant to the RPI Loan Agreement between RPI Securities (as lender) and Rural Portfolio Investments (as borrower). The advances will be made to Rural Portfolio Investments on substantially the same financial terms as those on which the Redeemable Preference Shares are being issued by RPI Securities under this Offer. Rural Portfolio Investments will use the funds received by it through the RPI Loan Agreement to repay progressively its loan under the Bridge Facility.

SOURCE OF REDEEMABLE PREFERENCE SHARES DIVIDENDS

Wrightson ➊ Rural Porfolio Investments ➋ RPI Securities ➌ Holders of Redeemable Preference Shares

Step 1: Wrightson pays dividends to its shareholders. Rural Portfolio Investments, as a shareholder, receives dividends on the Wrightson shares held by it.

Step 2: Rural Portfolio Investments pays interest to RPI Securities pursuant to the RPI Loan Agreement.

Step 3: RPI Securities pays dividends on the Redeemable Preference Shares issued by it under this Offer.

The measures taken to secure the rights of holders of the Redeemable Preference Shares are described on pages 39 to 43 "Summary of Security Trust Deed".

PROSPECTIVE FINANCIAL INFORMATION

It is intended that:

- the dividends paid by Wrightson to Rural Portfolio Investments on Rural Portfolio Investments' shares in Wrightson (including the Additional Wrightson Shares) will enable Rural Portfolio Investments to pay to RPI Securities the interest due to RPI Securities under the RPI Loan Agreement, and other permitted payments, as those payments fall due; and
- following receipt by RPI Securities of those interest payments from Rural Portfolio Investments, RPI Securities will be able to pay the fixed rate fully imputed semi-annual dividends on the Redeemable Preference Shares issued by it under this Offer as those dividends fall due for payment.

A projected statement of cash flows is set out below in respect of the Rural Portfolio Investments Group and in respect of RPI Securities.

The Rural Portfolio Investments Group' projected statement of cash flows shows the projected receipt of Wrightson dividends by Rural Portfolio Investments and its likely obligations in respect of those dividends.

These projections should be read in conjunction with the structure diagram on page 16 under Rural Portfolio Investments. This has been prepared on the basis of the assumptions set out on pages 21 and 22 below. There is no

Proceeds from this capital raising will be used to purchase Wrightson shares, to take Rural Portfolio Investment's level of control of voting rights in Wrightson to 50.01%.



Rural Portfolio Investments and RPI Securities: Business Description and History – continued

assurance that Wrightson will pay dividends in the amounts set out in the Rural Portfolio Investments projected statement of cash flows.

Based on these assumptions, the dividends paid to Rural Portfolio Investments on its holding of Wrightson shares should be sufficient to ensure that the holders of the Redeemable Preference Shares issued by RPI Securities under this Offer receive gross dividends at assumed annual average rates of 9.0% and 10.5% respectively (and which are fully imputed).

The RPI Securities' projected statement of cash flows shows the Redeemable Preference Shares issued for cash, and the loan made to Rural Portfolio Investments. It also reflects the projected interest received on this loan to Rural Portfolio Investments and the dividends projected to be paid on the Redeemable Preference Shares.

Investors should consider closely, and (if they consider it appropriate) take advice on, the assumptions below. The projections are illustrative only, and any variation in the underlying assumptions will lead to a different result. Numbers have been rounded to the nearest $1,000.

BASIS OF PREPARATION OF PROJECTIONS

The projected statements of cash flows set out in this section of the Offer Document (the "projections") are based on assumptions as to future events and economic conditions which the current directors of Rural Portfolio Investments and RPI Securities reasonably expect to occur during the projection period and actions the directors reasonably expect to take place at the date of this Offer Document. A projection is not a forecast. A projection is prospective financial information prepared using hypothetical assumptions that are possible outcomes, but not necessarily the most probable outcomes.

The projections are prepared solely for compliance with the Securities Regulations 1983 in accordance with generally accepted accounting practice and may not be appropriate for any other purpose.

Actual results are likely to be different from the projections since anticipated events frequently do not occur as expected and the variation may be significant.

The projections do not include any actual results for the Rural Portfolio Investments Group.

It is not the intention of the directors of either Rural Portfolio Securities or RPI Securities to update the projections in the future.

The accounting policies adopted in the preparation of these projections are those adopted by Rural Portfolio Investments for its historical financial reporting. These accounting policies are disclosed as part of the notes to the Rural Portfolio Investments financial statements for the eight month period ending 31 March 2004 as set out on pages 67 to 72 in this Offer Document. It is expected that these accounting policies will continue to be used for future reporting of historical financial statements for both Rural Portfolio Investments and RPI Securities.

The assumptions adopted in respect of the projections are set out on pages 21 and 22 and were adopted on 19 April 2004.

Consolidated Statement of Cash Flows for the Rural Portfolio Investments Group and Statement of Cash Flows for RPI Securities

	Rural Portfolio Investments Group 8 mths to 31 March 2004 (Audited Actual) $000's	Rural Portfolio Investments Group 12 mths + 18 days to 18 April 2005 (Projected) $000's	Rural Portfolio Investments Securities 12 mths + 18 days to 18 April 2005 (Projected) $000's	Note
CASH FLOWS (USED IN)/FROM OPERATING ACTIVITIES				
Cash was provided from:				
Dividend Income	69	7,215	0	1*
Interest	0	649	5,883	
Cash was applied to:				
Payments to suppliers and employees	(289)	(744)	(115)	
Dividends paid on Redeemable Preference Shares	0	(4,836)	(4,836)	2
Interest	(12)	(270)	0	
Net cash flow (used in)/from operating activities	(232)	2,014	932	
CASH FLOW USED IN INVESTING ACTIVITIES				
Cash was applied to:				
Transaction costs capitalised to Investments	(841)	(7,263)	0	3
Purchase of Investments	(26,218)	(39,871)	0	3
Net cash flow used in investing activities	(27,059)	(47,134)	0	
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash was provided from:				
Equity Issued	40,000	0	0	
Redeemable Preference Shares issued	0	45,129	85,000	
Bridge Facility debt raised	0	39,871	0	
Cash was applied to:				
Loan made to Rural Portfolio Investments	0	0	(85,000)	
Bridge Facility debt repaid	0	(39,871)	0	
Net cash flow from financing activities	40,000	45,129	0	4
Net increase in cash held	12,709	9	932	
Opening Cash Balance	0	12,709	0	
CLOSING CASH BALANCE	12,709	12,718	932	

Consolidated Statement of Cash Flows for the Rural Portfolio Investments Group and Statement of Cash Flows for RPI Securities – continued

Notes:	$000's
1. DIVIDEND INCOME:	
2004 Interim Wrightson Dividend received on 2 April 2004	451
2004 Final Wrightson Dividend projected to be received during September 2004	4,984
2005 Interim Wrightson Dividend projected to be received during March 2005	1,780
Total projected cash flow from Wrightson Dividend Income during projection period	7,215
*The 2004 final Wrightson dividend will be substantially received from pre-acquisition reserves. For future financial reporting purposes this pre-acquisition portion will be netted against the cost of the acquisition of the Wrightson shares. This will not impact on the projected cash flows.	
2. DIVIDENDS PAID ON REDEEMABLE PREFERENCE SHARES:	
Dividend paid on 15 October 2004 for the period 1 June 2004 to 14 October 2004	2,068
Dividend paid on 15 April 2005 for the period 15 October 2004 to 14 April 2005	2,768
Total projected cash applied to Dividends paid on Redeemable Preference Shares:	4,836
3. NET CASH FLOW FROM INVESTING ACTIVITIES RECONCILIATION:	
Cash used to purchase Investments in projection period	39,871
Shares purchased in exchange for Redeemable Preference Shares	39,871
Cash transaction costs capitalised to Investments	7,263
Total projected Wrightson share Investment in projection period	87,005
Actual cash Investment at 31 March 2004 in Wrightson shares	27,059
Total projected total Investment in Wrightson at 18 April 2005	114,064
4. NET CASH FLOW FROM FINANCING RECONCILIATION:	
Total Redeemable Preference Shares issued	85,000
Less: issued as part of Exchange Offer	(39,871)
Projected balance issued for cash by Rural Portfolio Investments Group	45,129

It is projected that an exchange of cash for the Redeemable Preference Shares issued as part of the Exchange Offer will occur between Rural Portfolio Investments and RPI Securities.

KEY ASSUMPTIONS USED IN THE FINANCIAL PROJECTIONS

- Assumptions to the Financial Projections: The principal assumptions underlying the financial projections on pages 19 and 20 are set out below. They are based on the events and conditions existing at the date of this Offer Document and should be read in conjunction with the risk factors detailed on pages 26 and 27 under the heading 'Risks Factors' and on pages 35 and 36 under the heading "What are my risks?". They are also based on Rural Portfolio Investments' accounting policies set out on page 67. The financial projections are for the Rural Portfolio Investments Group only, they exclude any projected cash flows of Wrightson, other than the projected dividend flow into the Rural Portfolio Investments Group.
- Due care: Due care and attention has been taken in preparing the financial projections, which have been subject to review under the "due diligence" process put in place by the Directors. However, the Directors cannot give any assurance that the projections will be achieved. Actual results are likely to be different to the projections as anticipated events may not occur and other events not reflected in the projections may occur.
- Best Estimate: The prospective financial information on pages 19 and 20 contains projections as defined by New Zealand Financial Reporting Standard FRS 29.
  The projections for the period to 18 April 2005 are prepared using assumptions that reflect the planned courses of actions for the period and are based on assumptions which are possible outcomes, but not necessarily the most probable outcomes. While every endeavour has been made to ensure their accuracy, actual results achieved for the period covered may vary from the information presented and the variations could be material.
- Total number of Wrightson shares: In calculating the number of shares on issue in Wrightson and the number of shares to be acquired to bring Rural Portfolio Investments' stake to 50.01%, it is assumed that all outstanding options in respect of Wrightson shares are exercised (and that no further options have been issued by Wrightson since 30 June 2003) which results in Rural Portfolio Investments acquiring a further 53,161,414 Wrightson shares.
- Purchase Price of Shares: This is assumed to be at the offer price of $1.50 under the Partial Takeover Offer.
- Total number of Redeemable Preference Shares: RPI Securities is assumed to issue 85 million $1.00 Redeemable Preference Shares (being the underwritten amount) in equal amounts of the 3-Year and 5-Year series at gross dividend rates (inclusive of imputation credits) of 9.0% and 10.5% respectively.
- Exchange Offer: It is assumed that 50% of the Wrightson shares purchased in the Partial Takeover Offer are purchased by way of the Exchange Offer. The balance of the Wrightson shares purchased are paid for in cash in June 2004.
- Dividends received: Dividends projected to be received from Wrightson are fully imputed, will be at 2.5 cents per share (plus imputation credits) payable in April 2004; and have been assumed at 7 cents per share (plus imputation credits) for the 2004 final dividend payable in September 2004 and 2.5 cents per share (plus imputation credits) for the 2005 interim dividend payable in March 2005. No other dividends are projected to be received in the projection period.
- Interest cost: Interest cost has been projected based on the fee structure outlined in the Bridge Facility Agreement of a base rate of 5.5% per annum plus a margin of 2.75% per annum for the period the Bridge Facility is outstanding. This period is projected to be 30 days.
- Interest on intercompany loan: Interest has been projected at 6.53% per annum.

The financial projections are for the Rural Portfolio Investments Group only, incorporating projected dividend flow into the Rural Portfolio Investments Group from Wrightson.



Consolidated statement of cash flows for the Rural Portfolio Investments Group and statement of cash flows for RPI Securities – continued

- Taxation: Income tax payments have been projected based on current New Zealand tax legislation. It is assumed there will be no material change in New Zealand income tax, GST rates or other taxes in the projection period. Imputation credits received by the Group from Wrightson will be sufficient to ensure no income tax is payable by the Group in the projection period.
- Transaction and ongoing costs: Material costs are based on contracted agreements in place. Other operating expenses are based on RPI Securities' estimation (after due enquiry) as to what is fair and reasonable for the services required on an ongoing basis. Expenses will be paid on a monthly basis as they fall due.
- Interest Income: Interest on surplus cash is earned at 5.5% per annum and received monthly throughout the projection period.
- Dividend Payments: Redeemable Preference Share gross dividends (inclusive of imputation credits) will be paid at 9.0% per annum for the 3-Year series and 10.5% per annum for the 5-Year series from 1 June 2004 (on average). It is assumed that RPI Securities will have sufficient imputation credits available to enable the dividends to be paid on a fully imputed basis and RPI Securities will not be required to top up dividend payments for any shortfall in imputation credits. It is also assumed that Rural Portfolio Investments Group will not declare any dividends, other than the Redeemable Preference Share dividends during the projection period.
- Redeemable Preference Share Redemptions: No event will occur in the projection period which triggers RPI Securities to redeem the Redeemable Preference Shares.
- Other Acquisitions: No other agribusiness acquisitions or capital expenditure is projected to occur in the projection period.
- Legislation: There will be no change in legislation or its administration which will have a material impact on the activities of Rural Portfolio Investments Group during the period covered by the projection.

Directors and Senior Management

The directors of both Rural Portfolio Investments and RPI Securities are:

BAIRD McCONNON – CHAIRMAN



Baird McConnon is Chairman of Aorangi Laboratories Limited, the family investment vehicle and holding company of the McConnon family interests. He has been involved in agriculture-related businesses in New Zealand over a period of 30 years, most recently as the chief executive of the team responsible for the development of the Mainland consumer products group, which grew to become one of the largest dairy-based consumer products groups in Australia and New Zealand. His commercial background encompasses general management, production and manufacturing, logistics and food technology.

Baird has also been a director of a number of companies including Tip Top Ice Cream Company Limited and Peters & Brownes Foods Limited (Australia).

CRAIG NORGATE – MANAGING DIRECTOR



Craig Norgate has had fifteen years' experience as a leader in the New Zealand dairy industry. He was Chief Executive Officer of Fonterra at its formation in 2001, to July 2003. He is a former director of the New Zealand Dairy Board, Australasian Food Holdings Limited, Mainland Products Limited, Peters & Brownes Foods Limited, and the New Zealand Rugby Football Union. He was previously Chief Executive Officer of Kiwi Co-operative Dairies.

Before joining Kiwi Co-operative Dairies, Mr Norgate worked for Lactose New Zealand, Lowe Walker New Zealand Limited and the Department of Maori Affairs.

Mr Norgate graduated from Massey University with a Bachelor of Business Studies, in Accounting & Finance. He has subsequently participated in the European Institute of Business Administration's INSEAD general management programme in France, attended the Harvard Business School's Enhancing Corporate Creativity programme and INSEAD's AVIRA programme for top executives.

Mr Norgate was the inaugural President of the NZ/US Council, is a member of the Government's Growth and Innovation Advisory Board, a member of the board of the Foundation for Research, Science and Technology, a fellow of the New Zealand Institute of Management and a member of the New Zealand Institute of Chartered Accountants. He and his family live in Auckland, New Zealand.

Baird McConnon was most recently chief executive of the team responsible for the development of the Mainland consumer products group.
Craig Norgate was the inaugural chief executive of Fonterra, and prior to that, chief executive of Kiwi Co-operative Dairies Limited.

WRIGHTSON: BUSINESS DESCRIPTION AND HISTORY

WRIGHTSON

In the preparation of this section, RPI Securities has relied solely upon publicly available information. This information has been obtained by means of Wrightson's website and announcements to the NZX. Rural Portfolio Investments and RPI Securities have no access to information inside Wrightson and, at this stage, no board representation.

COMPANY PROFILE

Wrightson's core services include:

- Rural Supplies
- Wool
- Livestock
- Seed and Grain
- Research
- Forestry
- Insurance
- Agricultural Consultancy
- Real Estate (MREINZ)
- Animal Nutrition
- Financial Services

Each service is discussed in further detail below (source: Wrightson website www.wrightson.co.nz):

Rural Supplies – through 77 stores Wrightson supplies and advises on animal health and nutrition products, grain, seed, chemicals, clothing, fuel, fencing, machinery, leisure goods and gardening equipment for farmers' and lifestylers' needs.

Wool – Wrightson is New Zealand's biggest and only nationwide wool broker, and the world's largest supplier of cross-bred wools, providing many services to grower clients and to international and local wool processors. Services include on-farm advice, receival, storage and shipping facilities, as well as the development and co-ordination of supply contracts between growers and processors. Wrightson has a 35% shareholding in The New Zealand Merino Company Ltd. This investment reflects Wrightson's belief that the future of the New Zealand wool industry is based on wool being supplied directly from the farm gate to the major users of New Zealand Merino wool.

Wrightson has recently announced it has entered into an agreement with Pyne Gould Guinness to amalgamate the two companies wool handling and warehousing operations into a new 50/50 joint venture company, New Zealand Wool Handlers Limited.

Livestock – Wrightson manages a wide variety of relationships between sheep, beef, dairy and deer farmers, meat processors, livestock exporters, stud-stock breeders and deer velvet producers and buyers. Wrightson is involved in transacting the buying and selling of livestock on behalf of clients at auction, and through the facilitation and development of supply contracts.

The financial performance of the livestock and wool divisions are relatively volatile due to the direct correlation between wool and livestock commissions and NZ dollar commodity prices.

Seed and Grain – Wrightson enhances productivity and profitability with a wide range of proprietary seeds and coated seed products for temperate climates – and is a pioneer of the Animal Friendly™ philosophy, whereby forage seeds are bred for animal productivity as well as traditional plant characteristics.

OTHER SERVICES

Research – Wrightson is one of the largest private investors in agricultural research in New Zealand, focusing on plant genetics, seed enhancement and forage animal performance. The alliance with Genesis Research and Development Corporation places Wrightson arguably at the leading edge of forage grass genomics.

Forestry – Wrightson provides a range of services including the establishment, management, harvesting and marketing of commercial forests on behalf of clients. Wrightson also collates a database of forestry woodlots to maximise potential opportunities for trading in an international carbon credit market.

Insurance – As a leading provider of insurance broking services, Wrightson offers a wide range of flexible and innovative insurance solutions tailored to the diverse requirements of the rural marketplace. Product is sourced from major underwriters, and offers cover for farmers' needs, including cover for home and contents, vehicles,

Wrightson is New Zealand's largest, and only nationwide, provider of products and services to the agricultural sector. Wrightson has a proud history of involvement with agriculture in New Zealand.



machinery, crops, livestock fencing, forestry, personal accident and public liability.

Agricultural Consultancy – Agriculture New Zealand, a Wrightson business, leads the facilitation and delivery of on-farm advice, general agribusiness consultancy to the wider industry, education and training services for agribusiness, farmers and horticulturalists around the country.

Real Estate (MREINZ) – Wrightson is New Zealand's leading specialist real estate company, providing services to local and international vendors and to buyers of all forms of rural, lifestyle and coastal property throughout the country.

Animal Nutrition – Agri-feeds, a Wrightson subsidiary, specialises in the importation, processing and wholesaling of molasses, molasses-based liquid feeds, minerals, feeding equipment and veterinary products for animal nutrition and disease prevention.

Financial Services – Wrightson provides a comprehensive range of financial services.

HISTORICAL PERFORMANCE

Financial Performance

The consolidated financial performance of Wrightson over the past five financial years is summarised in the table on pages 45 to 47 under the heading "Wrightson Limited".

Strategy and Prospects

The immediate focus of the Rural Portfolio Investments Group during the Offer period and beyond is to succeed in its objective of obtaining a 50.01% shareholding in Wrightson.

Conditional on discussions with the board of directors of Wrightson, it is envisaged that, initially, Baird McConnon and Craig Norgate would be proposed to join the Board of Wrightson.

PURPOSE OF THE ISSUE

The proceeds of this issue will be used by RPI Securities to replace the bridging finance raised to complete the acquisition of the Additional Wrightson Shares and to provide for the following:

- meeting the working capital needs of Rural Portfolio Investments (including establishment of the Dividend Escrow Account); and
- ensuring that Rural Portfolio Investments has adequate levels of additional capital with which it can support the reasonable near-term capital commitments of Wrightson (if required).

DIRECTORS' PLANS

The directors of Rural Portfolio Investments intend that, having acquired a 50.01% shareholding in Wrightson as well as board representation, they will work with Wrightson's board and management team to address the challenges facing Wrightson. In particular, Rural Portfolio Investments intends to procure a strategic review of Wrightson's business and policies, which will include a review of strategies, capital and debt requirements, general efficiencies and distribution policies, and seek to implement in whole or part the recommendations of that review.

PROJECTIONS

Projected statements of cash flows for the Rural Portfolio Investments Group and RPI Securities that the Directors expect to occur for the 12 month period, commencing on the date this Offer Document is delivered for registration is contained on pages 19 and 20 under the heading 'Prospective Financial Information'. The projected statements of cash flows are accompanied by notes and assumptions setting out the basis on which that prospective financial information has been prepared.

RISK FACTORS

Wrightson Financial Performance, Dividend Policy, and Availability of Imputation Credits in RPI Securities

The income and derivation of imputation credits of RPI Securities is dependent on the ability of Rural Portfolio Investments to service the RPI Loan Agreement and this is, in turn, dependent on the income received by Rural Portfolio Investments from its shareholding in Wrightson. Both companies' prospects are closely aligned to the financial performance of Wrightson, including the dividend policy of Wrightson and the ability of Wrightson to pay fully imputed dividends.

Dividend policy of Wrightson

Should Wrightson pay a significant dividend prior to RPI acquiring the additional Wrightson shares, this is likely to impact on the ability of Wrightson to pay the dividends as assumed in the projected statement of cash flows outlined on pages 19 and 20 of this Offer Document.

Availability of Imputation Credits

The ability of Wrightson to pay fully imputed dividends will be dependent on the following factors:

- Wrightson's future financial performance; and
- Wrightson's ability to retain existing imputation credits. There is a risk these will be lost by way of either shareholder continuity rules being breached; or by attachment to any additional dividends (including a bonus issue) paid by Wrightson prior to RPI Securities' acquisition of the Wrightson shares; and
- Wrightson's ability to create imputation credits by the future payments of income tax to the Inland Revenue on future taxable income and generate new revenue reserves from future profitable trading.

The ability of Rural Portfolio Investments to transfer imputation credits received from Wrightson to RPI Securities will be dependent on the following factors:

- The RPI Loan Agreement being a "debenture" as defined in section FC1 and subject to the definition of "share" set out in sub-paragraph (a)(ii) of that definition contained in section OB 1 of the Income Tax Act 1994; or

- The Wrightson shares being transferred to, and owned by, RPI Securities prior to the derivation of fully imputed dividends paid by Wrightson; and
- Both Rural Portfolio Investments and RPI Securities meeting the solvency test immediately prior, and subsequent, to any payment of dividends.

Should RPI Securities not receive fully imputed dividends directly from Wrightson, or indirectly from Rural Portfolio Investments, then RPI Securities is required by the terms of issue of the Redeemable Preference Shares to pay to the holders of the Redeemable Preference Shares an additional amount in cash dividends, equivalent to the shortfall in imputation credits.

Wrightson Financial Performance

Wrightson's financial performance or position could be adversely affected by a range of factors including:

- **General economic conditions** – Wrightson is exposed to the risk of a general downturn in the New Zealand economy, which could reduce the level of income generated by the company and the value of the company's business;
- **Factors affecting the agricultural sector** – in addition to the currency risk factors discussed below, as New Zealand's largest provider of services to the agricultural sector, it is exposed to developments in the rural economy including the prices received for agricultural commodities, climatic conditions, seasonal and other factors that are characteristics of an agricultural business;
- **Currency risk** – the significance of developments in the markets for exports of New Zealand's agricultural products has been graphically demonstrated in the past 18 months with the impact of the dramatic appreciation of the New Zealand dollar against the currencies of our major trading partners, particularly the US dollar. An appreciation of the New Zealand dollar against that of our major trading partners and, in particular the US dollar in which much of the export trade in agricultural products is denominated, has the effect of reducing returns for New Zealand exports when converted back into New Zealand dollars;
- **Increased competition and/or loss of major customers** – whilst Wrightson's published results and announcements would indicate that the company's business is spread across a range of activities in the agricultural sector as well as finance and biotechnology, and that Wrightson faces competition across industry sectors rather than for specific customers, nonetheless the loss of a number of major customers across each of the sectors in which it competes would be likely to affect its financial performance;
- **Dependence on key management** – it is possible that the loss of key employees could have a material effect on Wrightson's performance;
- **Regulatory risk** – Wrightson may be exposed to changes in government regulatory and economic policy either in New Zealand or in key export markets. Examples of areas where such changes could have an impact include government policy on taxes or trade policy, including tariffs and protectionism, and in matters affecting the trade in livestock exports; and
- **Environmental factors** – changes in environmental legislation and the resultant compliance burden on either Wrightson or its customers could adversely impact on the company's future financial performance.

In addition, Wrightson's financial performance and its consequent impact on the market price of Wrightson's shares will impact on the ability of RPI Securities (and Rural Portfolio Investments) to finance the redemption of the Redeemable Preference Shares.

The prospects of RPI Securities and Rural Portfolio Investments are, in large measure, dependent on the efforts and abilities of certain key management personnel, in particular Baird McConnon and Craig Norgate. The loss of service of either of Mr McConnon or Mr Norgate could have a material adverse effect on the companies' businesses and prospects.

If successful, the directors of Rural Portfolio Investments intend to seek board representation, and work with Wrightson's board and management.



Answers to Important Questions

WHAT SORT OF INVESTMENT IS THIS?

REDEEMABLE PREFERENCE SHARES

Under this Offer, Wrightson shareholders, institutional investors and members of the public in New Zealand are being offered up to 85 million Redeemable Preference Shares in RPI Securities (and up to a further 15 million Redeemable Preference Shares in over-subscriptions) totalling an aggregate principal amount of up to $100 million (including over-subscriptions).

In terms of the Partial Takeover Offer, Rural Portfolio Investments is offering Wrightson shareholders the opportunity to exchange their Wrightson shares for Redeemable Preference Shares to be issued under the Exchange Offer. Wrightson shareholders who wish to increase their Redeemable Preference Shares above their Exchange Offer entitlement will also be entitled to participate in the Priority Offer, before the Broker Firm Offer and General Offer open.

No further cash is payable by Wrightson shareholders who elect to apply the proceeds of sale of their Wrightson shares towards subscribing for Redeemable Preference Shares under the Exchange Offer, subject to certain conditions as detailed in the section "How much do I pay?".

Two series of Redeemable Preference Shares are being offered pursuant to the Offer:

- 3-Year Redeemable Preference Shares (to be redeemed on 15 April 2007), and
- 5-Year Redeemable Preference Shares (to be redeemed on 15 April 2009).

Redeemable Preference Shares in each series will be stapled on a 1:1 basis on issue, but will be de-stapled on quotation and trade separately on the NZDX.

RPI Securities intends to pay fully imputed fixed rate dividends semi-annually (in arrears) on the Redeemable Preference Shares. The Dividend Rate is an annual percentage rate.

DIVIDENDS

The gross Dividend Rates (inclusive of imputation credits) for Redeemable Preference Shares will be set as follows:

- 3-Year: The greater of 9.00% per annum and the applicable Three Year Swap Rate plus 2.90% as at the Dividend Rate Set Date; and
- 5-Year: The greater of 10.50% per annum and the applicable Five Year Swap Rate plus 4.25% as at the Dividend Rate Set Date,

or, in each case, such higher rate to be set on the Dividend Rate Set Date at the discretion of RPI Securities, the Joint Lead Managers and the Underwriter. If the Dividend Rate was increased after the date on which the Redeemable Preference Shares have been allotted to an investor, the investor would be entitled to the higher rate. For an explanation of rates of return and the effect of taxation see page 8.

The first dividend on the Redeemable Preference Shares is scheduled to be paid on 15 October 2004 to those investors who subscribe for Redeemable Preference Shares under the Offer ("Initial Holders") even if they no longer hold their Redeemable Preference Shares at that date.

Subsequent dividends are scheduled to be paid semi-annually on 15 April and 15 October (or the next succeeding business day if a scheduled payment date is not a business day) to the holders of Redeemable Preference Shares on the Record Date for each such dividend. If Redeemable Preference Shares are redeemed before their scheduled redemption date, any final dividend accrued on them will be paid on redemption.

It is possible that a change may be proposed to the dates on which dividends are paid on the Redeemable Preference Shares to reflect a change in the dates on which Wrightson pays dividends on its shares. Any change to the dates on which dividends are paid on the Redeemable Preference Shares requires approval by a special resolution of the holders of Redeemable Preference Shares.

For more information about the payment of dividends on the Redeemable Preference Shares see "What returns will I get?"

REDEMPTION

The Redemption Amount in respect of each Redeemable Preference Share is repayable on the Redemption Date for the relevant series of Redeemable Preference Shares (being 15 April 2007 in relation of each 3-Year Redeemable Preference Share and 15 April 2009 in relation to each 5-Year Redeemable Preference Share).

(1) If Wrightson is still listed on the NZX on the relevant redemption dates and the Wrightson share price is less than the offer price for the Partial Takeover Offer plus 5% (calculated on a volume weighted average basis over the previous 30 business days) then each Redeemable Preference Share holder will receive $1.00 per Redeemable Preference Share.

(2) If Wrightson is still listed on the NZX on 15 April 2007 and the Wrightson share price is at or above the offer price for the Partial Takeover Offer plus 5% (calculated on a volume weighted average basis over the previous 30 business days) then the holder of each 3-Year Redeemable Preference Share will receive $1.04 per Redeemable Preference Share.

(3) If Wrightson is still listed on the NZX on 15 April 2009 and the Wrightson share price is at or above the offer price for the Partial Takeover Offer plus 5% but less than the offer price for the Partial Takeover Offer plus 10% (calculated on a volume weighted average basis over the previous 30 business days) then the holder of each 5-Year Redeemable Preference Share will receive $1.04 per Redeemable Preference Share. If Wrightson is still listed on the NZX on 15 April 2009 and the Wrightson share price is at or above the offer price for the Partial Takeover Offer plus 10% (calculated on a volume weighted average basis over the

previous 30 business days) then the holder of each 5-Year Redeemable Preference Share will receive $1.08 per Redeemable Preference Share.

(4) If Wrightson is not listed on the NZX on the relevant redemption dates then the holder of each 3-Year Redeemable Preference Share will receive $1.04 per Redeemable Preference Share and the holder of each 5-Year Redeemable Preference Share will receive $1.08 per Redeemable Preference Share.

Redemption of Redeemable Preference Shares can be accelerated in which case each 3-Year Redeemable Preference Share will be redeemed for $1.04 and each 5-Year Redeemable Preference Share will be redeemed for $1.08:

(a) at the option of RPI Securities:
- if, at any time after 15 April 2005, RPI Securities exercises its option under the terms of issue of the Redeemable Preference Shares to redeem all or part of the Redeemable Preference Shares, at its discretion, by giving 45 days irrevocable notice to holders;
- if there is a change in law (not just being a change in income tax rates) which materially increases the cost to RPI Securities of meeting its obligations under the Redeemable Preference Shares; or

(b) automatically if:
- there is an event of default, as specified in the terms of issue of the Redeemable Preference Shares; or
- a full takeover offer is made for all of the issued shares of Wrightson or an arrangement similar to a full takeover of Wrightson by a party not associated with the Rural Portfolio Investments Group and such takeover offer, or other similar arrangement, is accepted by Rural Portfolio Investments or (if it holds the Relevant Wrightson Shares at that time) RPI Securities .

In each case, any accrued dividends on the Redeemable Preference Shares being redeemed will also be payable. For more information about the circumstances in which redemption of the Redeemable Preference Shares can be accelerated see "What returns will I get?".

For a discussion of the taxation treatment of the returns payable upon redemption, see pages 32 and 35 under the heading "What returns will I get?".

OTHER RIGHTS

Although the Redeemable Preference Shares are shares, they are similar in several respects (but not for taxation purposes) to debt securities. Further, the Redeemable Preference Shares do not have many of the rights attached to most ordinary shares.

The rights attached to the Redeemable Preference Shares include:
- the right to be repaid on a specified date (subject to acceleration terms);
- a fixed rate of return (paid in the form of dividends) paid in respect of the issue price – which it is intended will be inclusive of imputation credits;
- priority as to payment of dividends and payment of Redemption Amounts over ordinary shares (although they rank behind all creditors and there can be constraints under the Companies Act on redemption if, following redemption, RPI Securities would not satisfy the solvency test);
- a preferential entitlement to participate in any future public offer of ordinary shares by Rural Portfolio Investments;
- the opportunity to obtain equity enhancements that may allow the holder limited participation in any future price appreciation in Wrightson shares.

The holder of the Redeemable Preference Shares does not have:
- the right to share in the distribution of surplus assets of RPI Securities on liquidation;
- the right to share in dividends paid by RPI Securities, except the fixed annual rate dividends payable on that Redeemable Preference Share; or
- the right to attend and vote at a meeting of RPI Securities, although the holder may attend and vote at a meeting of holders of Redeemable Preference Shares.

SECURITY AND RANKING

The Redeemable Preference Shares rank equally with each other and rank ahead of the ordinary shares in RPI Securities for payment of amounts due on the Redeemable Preference Shares.

Holders of the Redeemable Preference Shares on the redemption date for the relevant series of Redeemable Preference Shares rank as unsecured creditors of RPI Securities if the Redemption Amount is not paid by RPI Securities. However, the holders of Redeemable Preference Shares will also have the benefit of the guarantee granted by Rural Portfolio Investments supported by the security interest given by Rural Portfolio Investments over the RPS Secured Property under the Security Trust Deed.

That guarantee applies to any amounts payable on the Redeemable Preference Shares, including the payment of dividends, the payment of cash in order to make up any shortfall in the attachment of imputation credits to dividends on the Redeemable Preference Shares, and the Redemption Amounts payable in respect of each series of the Redeemable Preference Shares. The obligations of Rural Portfolio Investments under its guarantee are, in turn, guaranteed by RPI Securities which has also granted a security interest. That security interest will attach to the Relevant Wrightson Shares that may be transferred to RPI Securities by Rural Portfolio Investments if certain requirements are satisfied. See page 39 for a description of those requirements.

Until the Bridge Facility is repaid, (which is expected to be from the proceeds of the Priority Offer, Broker Firm Offer and General Offer), the assets which secure RPI Securities' and Rural

Answers to Important Questions – continued

Portfolio Investments' guarantees will also secure the repayment of the Bridge Facility and the Bridge Financier will rank ahead of the holders of Redeemable Preference Shares in priority of payment.

Until the Bridge Facility is repaid, the ability of the Security Trustee to enforce the security interests it holds on behalf of holders of Redeemable Preference Shares is subject to the provisions of the Security Priority Deed which prevents enforcement without the consent of the Bridge Financier unless the Bridge Security is also enforceable, or is capable of being enforced, and the Bridge Financier has not taken enforcement action within a reasonable period (not less than 10 business days) of being requested to do so by the Security Trustee.

Further information relating to the Redeemable Preference Shares is set out in the 'Terms of Issue of Redeemable Preference Shares' in pages 57 to 62.

WHO IS INVOLVED IN PROVIDING IT FOR ME?

RURAL PORTFOLIO INVESTMENTS SECURITIES LIMITED

Rural Portfolio Investments Securities Limited ("RPI Securities") is the issuer of the Redeemable Preference Shares. It is a special purpose company wholly owned by Rural Portfolio Investments. RPI Securities was established as the funding vehicle for Rural Portfolio Investments to raise funds for the Partial Takeover Offer by Rural Portfolio Investments for Wrightson. The net proceeds raised by RPI Securities under this Offer will be used to replace bridging finance raised within the Rural Portfolio Investments Group to complete the acquisition of the Additional Wrightson Shares.

The address at which RPI Securities can be contacted is 10th Floor, John Wickcliffe House, 275 Princes Street, Dunedin (PO Box 2069, Dunedin).

RPI Securities was incorporated on 26 March 2004 and has issued 100 (fully paid) ordinary shares to Rural Portfolio Investments.

DIRECTORS

The directors of RPI Securities, and their respective places of principal residence are:

John Baird McConnon
228 Doctors Point Road,
Dunedin

Michael Craig Norgate
24 Ronaki Road,
Mission Bay
Auckland

BUSINESS ACTIVITIES

RPI Securities is a newly incorporated company, incorporated on 26 March 2004 which has been established, principally, to raise funds from the public under this Offer.

Between the date of its incorporation and the date of this document, RPI Securities has entered into arrangements preliminary to making the Offer, including:

- A share registry service agreement dated 19 April 2004 between RPI Securities and Rural Portfolio Investments and the Registrar, whereby the Registrar has agreed to provide certain registry and paying services in relation to the Redeemable Preference Shares, and their dividends and redemption proceeds;
- An underwriting agreement dated 19 April 2004 between ABN AMRO Rothschild, RPI Securities, and Rural Portfolio Investments, whereby ABN AMRO Rothschild has agreed to underwrite the Offer, to the extent that Applications for less than 85 million Redeemable Preference Shares have been accepted by RPI Securities by the Broker Firm Offer and General Offer (if any) Closing Date;
- The Security Trust Deed (described in pages 39 to 43);
- An intercompany loan agreement dated 19 April 2004 between RPI Securities and Rural Portfolio Investments under which subscription proceeds from the Offer are loaned to Rural Portfolio Investments to repay the Bridge Facility. Interest on, and repayment of, that loan are used by RPI Securities to pay dividends on, and redeem the Redeemable Preference Shares;
- A guarantee dated 19 April 2004 in favour of the Bridge Financier from RPI Securities of the obligations of Rural Portfolio Investments under the Bridge Facility supported by a general security deed dated 19 April 2004 in favour of the Bridge Financier creating a security interest in all personal property, and a fixed charge over all other property, of RPI Securities; and
- The Security Priority Deed.

RURAL PORTFOLIO INVESTMENTS LIMITED

Rural Portfolio Investments Limited and its directors are the promoters of the Offer. Its address and the address where its directors can be contacted is 10th Floor John Wickliffe House, 275 Princes Street, Dunedin (PO Box 2069, Dunedin). The directors of Rural Portfolio Investments and their respective places of principal residence are:

John Baird McConnon
228 Doctors Point Road,
Dunedin

Michael Craig Norgate
24 Ronaki Road,
Mission Bay
Auckland

BUSINESS ACTIVITIES

Rural Portfolio Investments was established on 6 August 2003, as a vehicle for agribusiness investments of interests associated with the McConnon and Norgate families including the objective to acquire a majority interest in Wrightson.

Rural Portfolio Investments has entered into arrangements preliminary to making the Offer:

- An underwriting agreement dated 19 April 2004 between ABN AMRO Rothschild, RPI Securities, and Rural Portfolio Investments, whereby ABN AMRO Rothschild has agreed *to underwrite the Offer, to the extent that Applications for* less than 85 million Redeemable Preference Shares have been accepted by RPI Securities by the Broker Firm Offer and General Offer (if any) Closing Date;
- The Security Trust Deed (described on pages 39 to 43).
- The Bridge Facility Agreement dated 19 April 2004 between the Bridge Financier and Rural Portfolio Investments under which the Bridge Financier provides a loan facility to bridge finance the Partial Takeover Offer;
- A general security deed dated 19 April 2004 in favour of the Bridge Financier creating a security interest in all the personal property, and a fixed charge over all other property, of Rural Portfolio Investments;
- An intercompany loan agreement dated 19 April 2004 between RPI Securities and Rural Portfolio Investments under which subscription proceeds from the Offer are loaned to Rural Portfolio Investments to repay the Bridge Facility. Interest on, and repayment of, that loan are used by RPI Securities to pay dividends on, and redeem the Redeemable Preference Shares;
- A specific security deed dated 19 April 2004 in favour of the Bridge Financier creating a security interest in all Wrightson shares (and associated rights) held by Rural Portfolio Investments;
- The Security Priority Deed; and
- The issue of 400 redeemable preference shares to Aorangi Laboratories Limited and MCN Rural Investments Limited (equally) for a consideration of $100,000 per share.

In addition, on or immediately following the date of this Offer Document, Rural Portfolio Investments will make the Partial Takeover Offer by delivery of a takeover notice and the Partial Takeover Offer Document in accordance with the Takeovers Code.

HOW MUCH DO I PAY?

Applicants will be required to pay $1.00 per Redeemable Preference Share applied for under the Offer in cash or scrip according to one of the options below.

EXCHANGE OFFER

Wrightson shareholders may elect, pursuant to the terms of the Partial Takeover Offer, to apply all or part of the consideration for their Wrightson shares ("Takeover Consideration") to which they would otherwise be entitled to subscribe for Redeemable Preference Shares. *If a Wrightson shareholder's Takeover* Consideration is $2,000 or greater, that shareholder can elect to apply that Takeover consideration to subscribe for a minimum 2,000 Redeemable Preference Shares (representing 1,000 from each of 3-Year and 5-Year and in further multiples of 500 Redeemable Preference Shares) (representing 250 from each of 3-Year and 5-Year). No cash will be payable by a Wrightson shareholder for Redeemable Preference Shares under the Exchange Offer unless the value of that shareholder's Takeover Consideration is less than $2,000. In order to be allocated any Redeemable Preference Shares, the Wrightson shareholder must apply for sufficient additional Redeemable Preference Shares via the Priority Offer, in order to take their total subscription for Redeemable Preference Shares to a minimum of 2,000. The Exchange Offer and Priority Offer are scheduled to remain open from Monday, 3 May 2004 to Wednesday, 2 June 2004.

Wrightson shareholders who do not have Takeover Consideration of at least $2,000 and who do not apply for additional Redeemable Preference Shares under the Priority Offer (in order to apply for a minimum of 2,000 Redeemable Preference Shares) will not be entitled to participate in the Exchange Offer or Priority Offer and will instead receive their Takeover Consideration in accordance with the terms of the Partial Takeover Offer Document.

Applicants applying under the Exchange Offer or the Priority Offer must have first accepted the Partial Takeover Offer in accordance with the Partial Takeover Offer Document.

PRIORITY OFFER

Wrightson shareholders who wish to increase their holding in Redeemable Preference Shares above their Exchange Offer entitlement will also be able to participate in a priority allocation, as long as they have participated in the Exchange Offer. The Priority Offer coincides with the Exchange Offer and opens on Monday, 3 May 2004 and closes at 5:00 pm on Wednesday, 2 June 2004. The maximum aggregate amount that can be issued under the Priority Offer may be restricted by the number of acceptances received under the Exchange Offer and the final size of the Offer (including over-subscriptions).

There may be scaling of Applications under the Priority Offer at the sole discretion of RPI Securities, the Underwriter and the Joint Lead Managers.

BROKER FIRM OFFER AND GENERAL OFFER

Following the close of the Exchange Offer and the Priority Offer, the balance of the Redeemable Preference Shares available under this Offer (including any not taken up under the Exchange Offer and Priority Offer, and any over-subscription amount), may be

Answers to Important Questions – continued

allocated to NZX Firms and other approved parties pursuant to the Broker Firm Offer and then subsequently may be offered to other NZX Firms and members of the public on a 'public pool' basis pursuant to the General Offer. The Broker Firm Offer and the General Offer (if any) are open from Tuesday, 8 June 2004 to Friday, 25 June 2004.

Payment in any currency other than New Zealand dollars will not be accepted.

How do I apply?

Investors may apply for Redeemable Preference Shares by filling out one of the relevant Application Forms (being those relating to the Exchange and Priority Offer, the Broker Firm Offer or the General Offer) contained in, and forming part of, this Offer Document.

Completed Application Forms, together with the cheque or cheques (if applicable) made payable to "RPI Securities Redeemable Preference Share Offer" should be received by the Registrar no later than 5:00 pm New Zealand time on:

- Exchange Offer and Priority Offer: Wednesday, 2 June 2004
- Broker Firm Offer and General Offer (if any): Friday 25 June 2004,

(unless specified otherwise by RPI Securities)
at the following address:

Postal Address
RPI Securities Redeemable Preference Share Offer
c/- Computershare Investor Services Limited
Private Bag 92119
Auckland 1020

Street Address
RPI Securities Redeemable Preference Share Offer
c/- Computershare Investor Services Limited
Level 2, 159 Hurstmere Road
Takapuna
North Shore City

or received by ABN AMRO Craigs (as Joint Lead Manager) or any other NZX Firm in time to enable the Application Form to be forwarded to the appropriate address and be received by the Broker Firm Offer and General Offer (if any) Closing Date.

Full details on how to apply for the Redeemable Preference Shares and make payment are set out in the section titled 'Application Instructions'.

WHAT ARE THE CHARGES?

Investors are not required to pay any charges to RPI Securities, Rural Portfolio Investments or to any promoters in relation to the Offer other than the Application Price payable on Application in the Priority, Broker Firm and General Offers.

All costs and expenses associated with the Offer including brokerage, legal fees, printing and posting costs, accounting and audit fees, *underwriting fees*, *listing fees and registry fees* will be borne by the Rural Portfolio Investments Group – these are not costs to the investor. The costs and expenses of the Offer are detailed on pages 54 and 55 under the heading "Preliminary and Issue Expenses".

WHAT RETURNS WILL I GET?

The information below should be read in conjunction with the information set out on pages 35 and 36 under "What are my risks?". Certain events could reduce or eliminate the returns intended to be derived from holding Redeemable Preference Shares.

TYPE OF RETURNS

Holders may receive returns from their Redeemable Preference Shares in a number of ways:

- they will be entitled to receive any dividends or other distributions paid or provided on their Redeemable Preference Shares by RPI Securities. Holders of Redeemable Preference Shares do not share in any other dividends that may be paid by RPI Securities;
- they are entitled to repayment of the Redemption Amount of the Redeemable Preference Shares on their redemption date;
- they may also benefit from the proceeds of the sale of their Redeemable Preference Shares (assuming a market develops for the Redeemable Preference Shares);
- the opportunity to obtain equity enhancements that may allow the holder limited participation in any future price appreciation in Wrightson shares; and
- they will be entitled to any default interest that may be payable on any overdue amounts owing to them (including *dividends and Redemption Amounts*).

DIVIDENDS

RPI Securities intends to pay fully imputed dividends (in arrears) to the holder of each Redeemable Preference Share, at the dividend rate determined by the Company, in conjunction with the Joint Lead Managers and the Underwriter, on the Dividend Rate Set Date.

The first dividend will be paid to Initial Holders even if they no longer hold their Redeemable Preference Shares at the time of payment.

The first dividend is scheduled to be paid on 15 October 2004, although it will be paid earlier in respect of any Redeemable Preference Share redeemed before that day. Subsequent dividends are scheduled to be paid semi-annually on 15 April and 15 October (or the next succeeding business day if a scheduled payment day is not a business day). The accrued but unpaid portion of any dividend on a Redeemable Preference Share will be paid on the date of redemption of that Redeemable Preference Share if it is redeemed early, and no further dividends will be payable after redemption. Information concerning early redemption of Redeemable Preference Shares is set out below.

Each payment (dividend or Redemption Amount) due on a

Redeemable Preference Share, except the first dividend, will be paid to the person who is registered as the holder of that Redemption Preference Share at 5:00 pm on the Friday which is not less than seven business days prior to the due date for payment (or, if that Friday is not a business day, the first business day preceding that Friday) (the "Record Date"). Such Record Date being notified to the NZX at least 10 business days prior to the relevant Record Date, or within such lesser period as is approved by the NZX.

The payment of dividends on Redeemable Preference Shares is described in more detail on pages 32 to 35 under "What returns will I get?"

REDEMPTION

The Redeemable Preference Shares are scheduled to be redeemed as follows:

- 3-Year Redeemable Preference Shares – 15 April 2007
- 5-Year Redeemable Preference Shares – 15 April 2009

On redemption of a Redeemable Preference Share, the holder of the Redeemable Preference Share on the Record Date is entitled to receive the Redemption Amount, and (immediately before redemption) any unpaid dividends on, the Redeemable Preference Share (except that the initial Holder is entitled to receive the first dividend). Dividends will not be paid on Redeemable Preference Shares after redemption.

On the redemption of a Redeemable Preference Share, the holder on the Record Date ranks as an unsecured creditor of RPI Securities if the amount due on redemption is not paid.

EARLY REDEMPTION

Redemption of Redeemable Preference Shares can be accelerated in certain circumstances.

Optional redemption: if:

- RPI Securities exercises its option under the terms of issue of the Redeemable Preference Shares to redeem all or part of the Redeemable Preference Shares, at its discretion at any time after 15 April 2005, by giving 45 days' irrevocable notice to holders; or
- There is a change in law (not just being a change in income tax rates) which materially increases the cost to RPI Securities of the Redeemable Preference Shares then RPI Securities may give notice to Redeemable Preference Share holders specifying a date on which it will redeem for cash the Redeemable Preference Shares.

If RPI Securities elects to redeem any portion of the Redeemable Preference Shares, such redemption must be made on a pro-rata basis across all holders of Redeemable Preference Shares of the relevant series except that RPI Securities may redeem all Redeemable Preference Shares of a holder who would otherwise hold less than 1,000 Redeemable Preference Shares.

Redeemable Preference Shares will be immediately repayable if:

Automatic redemption: events of default:

- RPI Securities fails to pay any part of the Redemption Amount on any Redeemable Preference Share on its due date (or within two business days of that date if non-payment arises solely by reason of technical error);
- RPI Securities fails to pay any dividends or other amount due and payable under the Redeemable Preference Shares within ten business days after its due date;
- RPI Securities, Rural Portfolio Investments or Wrightson ceases business, is subject to a dissolution Application or order, goes into receivership or statutory management or becomes insolvent; or
- An Enforcement Event occurs under the Security Trust Deed.

Automatic redemption: in the event of a takeover:

In the event a party not associated with the Rural Portfolio Investments Group makes a full takeover offer or proposes an arrangement equivalent to a full takeover of Wrightson, RPI Securities or Rural Portfolio Investments, depending on which company holds the Relevant Wrightson Shares at that time, may accept any such full takeover offer or enter into any such equivalent arrangement and, as a result, the Redeemable Preference Shares will be redeemed in full (on the date that is five business days after receipt of funds by Rural Portfolio Investments or RPI Securities). If the Redeemable Preference Shares are redeemed early for any reason, the Redemption Amount will be paid to 3-Year Redeemable Preference Shareholders of $1.04 plus accrued dividends and 5-Year Redeemable Preference Shareholders of $1.08 plus accrued dividends.

A full description of the circumstances in which redemption can be accelerated is set out under 'Terms of Issue of Redeemable Preference Shares' on pages 57 to 62.

The effect of early redemption on returns to holders of Redeemable Preference Shares is described on pages 32 to 35 under "What returns will I get?".

For a discussion of the taxation treatment of the returns payable upon redemption, see section below under the heading "Tax Treatment".

SECURITY & RANKING

The Redeemable Preference Shares rank equally with each other and rank ahead of the ordinary shares in RPI Securities for payment of amounts due on the Redeemable Preference Shares.

Holders of the Redeemable Preference Shares on the Redemption Date for the relevant series of Redeemable Preference Shares rank as unsecured creditors of RPI Securities if the Redemption Amount is not paid by RPI Securities. However, the holders of Redeemable Preference Shares will also have the benefit of the guarantee granted by Rural Portfolio Investments

Answers to Important Questions – continued

supported by the security interest given by Rural Portfolio Investments over the RPS Secured Property under the Security Trust Deed.

That guarantee applies to any amounts payable on the Redeemable Preference Shares, including the payment of dividends, the payment of cash in order to make up any shortfall in the attachment of imputation credits to dividends on the Redeemable Preference Shares, and the Redemption Amounts payable in respect of each series of the Redeemable Preference Shares. The obligations of Rural Portfolio Investments under its guarantee are, in turn, guaranteed by RPI Securities which has also granted a security interest. That security interest will attach to the Relevant Wrightson Shares that may be transferred to RPI Securities by Rural Portfolio Investments if certain requirements are satisfied. See page 39 for a description of those requirements.

Until the Bridge Facility is repaid, (which is expected to be from the proceeds of the Priority Offer, Broker Firm Offer and General Offer), the assets which secure RPI Securities' and Rural Portfolio Investments' guarantees will also secure the repayment of the Bridge Facility and the Bridge Financier will rank ahead of the holders of Redeemable Preference Shares in priority of payment.

Until the Bridge Facility is repaid, the ability of the Security Trustee to enforce the security interests it holds on behalf of holders of Redeemable Preference Shares is subject to the provisions of the Security Priority Deed which prevents enforcement without the consent of the Bridge Financier unless the Bridge Security is also enforceable, or is capable of being enforced, and the Bridge Financier has not taken enforcement action within a reasonable period (not less than 10 business days) of being requested to do so by the Security Trustee.

Redeemable Preference Shares will rank equally with each other.

If you sell your Redeemable Preference Shares, the purchaser will be legally liable to pay the purchase price of those Redeemable Preference Shares to you.

RPI Securities is legally liable for payment of all other returns on Redeemable Preference Shares. Rural Portfolio Investments has given a guarantee (secured over the shares in Wrightson which it currently holds or which it acquires under its Partial Takeover Offer) of the obligations of RPI Securities in respect of the Redeemable Preference Shares.

Except as detailed above, no other person promises or guarantees the return of capital or the amount of dividends, distributions or any other returns in respect of the Redeemable Preference Shares.

TAX TREATMENT

The treatment of dividends on Redeemable Preference Shares for personal income tax purposes is illustrated by the example on the following page.

This section addresses certain New Zealand tax consequences for New Zealand tax residents. The section is not a comprehensive description of all New Zealand tax considerations that may be relevant to a decision to purchase, sell or hold the Redeemable Preference Shares. It is strongly recommended that all prospective investors obtain professional advice relevant to their own particular circumstances.

Taxes are likely to affect the returns to investors from holding Redeemable Preference Shares. Dividends received (including attached imputation credits) by holders will be taxable with a credit given against that tax for the amount of attached imputation credits.

RPI Securities will comply with all legal requirements affecting the Redeemable Preference Shares, including (where applicable) the requirement to withhold the requisite amounts on account of:

- Resident withholding tax if dividends on the Redeemable Preference Shares are not fully imputed;
- Non-resident withholding tax if dividends are paid to holders of Redeemable Preference Shares who are not resident in New Zealand for tax purposes (regardless of whether dividends are imputed); or
- Any change in law affecting resident or non-resident withholding tax.

Redeemable Preference Shares are not subject to the accrual rules under the Income Tax Act 1994.

Profits on the disposal of shares will be taxable to holders that hold the shares on revenue account. Revenue account shareholders will include those holders where their Redeemable Preference Share are:

- sold as part of a business of share dealing;
- acquired for the purpose of selling or otherwise disposing of them; or
- acquired as part of an undertaking or scheme entered into or devised for the purposes of making a profit.

Capital account shareholders, on the other hand, can be regarded as holders that do not hold shares on revenue account.

The Redeemable Preference Shares may be held on capital account for shareholders acquiring them for dividend yield and not for the principal purpose of disposal. There is an argument that because there is a right to redeem at a specific price in the future, holders must have acquired them for the dominant purpose of disposal. However, having regard to the duration of the Redeemable Preference Shares, the significance of the expected present value of dividends relative to the redemption gain, and the ability of holders to dispose of the shares prior to

EXAMPLE OF TAX CALCULATION FOR 10,000 3-YEAR REDEEMABLE PREFERENCE SHARES

This example assumes that the investor (a New Zealand resident for tax purposes) owns 10,000 3-Year Redeemable Preference Shares (aggregate issue price of $10,000). The gross dividend rate is assumed to be 9.00%, made up of cash payments of 6.03% and imputation credits of 2.97%. It is also assumed that current tax law prevails and that dividends are fully imputed. The investor's dividend statements for a year where two semi-annual dividends have been paid in combination will state:

Gross Dividend	$900.00
Imputation Credits Attached	$297.00
Cash Dividend Paid	$603.00

For an investor on a 33% marginal tax rate in an income year, the impact on that investor's annual tax calculation will be:

Taxable Dividend Income	$900.00
Tax @ 33%	$297.00
Less Imputation credits	$297.00
Net tax to pay in respect of dividend	$0.00

An investor on a marginal 33% tax rate in an income year pays no more tax with respect to the dividend.

For an investor on a 39% marginal tax rate in an income year, the impact on that Investor's annual tax calculation will be:

Taxable Dividend Income	$900.00
Tax @ 39%	$351.00
Less Imputation credits	$297.00
Net tax to pay in respect of dividend	$54.00

An investor on a marginal 39% tax rate in an income year pays an additional $54.00 in tax with respect to the dividend, which reduces the after-tax dividend return to 5.49%, the same after-tax return as the investor would have received from investing in a bond paying pre-tax interest of 9.00%

For an investor on a 19.5% marginal tax rate in an income year, (after receipt of the dividend), the impact on that investor's annual tax calculation will be:

Taxable Dividend Income	$900.00
Tax @ 19.5%	$175.50
Less Imputation credits	$297.00
Excess imputation credits	$121.50

The excess imputation credits of $121.50 can be used in the income year, if the investor has sufficient other taxable income in that income year, to reduce the Investor's income tax liability with respect to that other taxable income (derived from, for example, other investments). Where the excess imputation credits can be used in full in that income year, the effective after-tax return from the Redeemable Preference Shares is $724.50 or 7.25%. Imputation credits which are not used in an income year may be converted into net losses (at varying rates depending on investors' particular circumstances) and are potentially available for offset against taxable income in future income years.

redemption, it is possible that a capital status can arise in relation to the Redeemable Preference Shares. As mentioned, specific advice should be sought that takes into account the particular circumstances of any holder.

On redemption of the Redeemable Preference Shares, holders may receive two components: first a return of the principal amount subscribed known as available subscribed capital (ASC), and secondly a premium. ASC will be free of tax so long as there is redemption of at least 15% of the shares in the class. Premium on redemption is unlikely to be covered by ASC and will, therefore, constitute a taxable dividend.

Because the tax circumstances of non-resident investors will vary considerably, they should seek specific advice to address their particular circumstances.

IMPORTANT REMINDER

All references to taxation in this document:

- Are of a general nature only under current legislation, and are not (and should not be misconstrued as) legal or tax advice to any investor in Redeemable Preference Shares; and
- Apply only to an investor who is resident in New Zealand for tax purposes. Different considerations apply for investors who are not resident in New Zealand for tax purposes.

Investors should consult their own taxation or other financial advisers concerning the implications, in their particular circumstances, of owning and/or disposing of Redeemable Preference Shares.

WHAT ARE MY RISKS?

The principal risks to investors are that they might not be able to recoup their original investment or might not receive the returns they expect. This could happen in a number of circumstances, including that:

Answers to Important Questions – continued

- RPI Securities may not have funds available to pay dividends. Possible reasons for this include a deterioration in the financial performance or position, or the insolvency, of Wrightson and/or the Wrightson dividend being lower than expected with other income unable to finance the shortfall (for further discussion of the risk factors associated with Wrightson's business, see 'Strategy and Prospects' on pages 26 and 27);
- trading in Wrightson shares may affect the secondary market price for Redeemable Preference Shares due to interest rate movements, supply and demand and for other reasons;
- the price at which the Redeemable Preference Shares trade may be lower than the price you paid for them;
- there may be no ready market for Redeemable Preference Shares (see the discussion on liquidity and realisation risk below);
- RPI Securities may become insolvent or be placed in receivership or liquidation or cease to have sufficient assets to pay returns to holders of the Redeemable Preference Shares;
- the operational and financial performance of RPI Securities, the guarantor Rural Portfolio Investments, or Wrightson may be worse than expected;
- the value of the available security under the Security Trust Deed may be insufficient to satisfy any amounts owing to holders of Redeemable Preference Shares by RPI Securities because of a deterioration in the market price of the Wrightson shares held as security;
- RPI Securities may not redeem the Redeemable Preference Shares on the dates scheduled for redemption; or
- in the event of a change in company tax rates, individual income tax rates, or the way existing rates affect investor's taxable income, such changes may impact on the return to investors.

Some risk factors are specific to RPI Securities' business activities and some are more of a general nature. These may, individually or in combination, affect the future operating performance of RPI Securities and the value of an investment in RPI Securities.

If there is a change in law (not being a mere change in rates of income tax) which materially increases the cost to RPI Securities of performing its obligations in respect of the Redeemable Preference Shares, RPI Securities can redeem them early.

Many factors will affect the price of the Redeemable Preference Shares including overall economic conditions, the operational and financial performance of RPI Securities, changes in government policies and movements in interest rates.

An investor in Redeemable Preference Shares will also face the business risks faced by RPI Securities, Rural Portfolio Investments as guarantor, and Wrightson. An investor in RPI Securities, will be exposed to the business risks arising from the assets and undertakings of the Rural Portfolio Investments Group. These risks are described in greater detail on pages 26 and 27 of this Offer Document.

Holders of Redeemable Preference Shares will also face general risks associated with sharemarket investments and listed companies.

RISK OF PRICE MOVEMENT ON NZX

The price of the Redeemable Preference Shares on NZDX may rise or fall due to numerous factors, which may affect the market performance of RPI Securities, including:

- general economic conditions, including NZ dollar performance on world markets, inflation rates and interest rates;
- variations in the general market for listed stocks, internationally, or for New Zealand stocks and bonds in particular;
- changes to government policy, legislation or regulation; and
- general operational and business risks.

No assurances can be made that RPI Securities' market performance will not be adversely affected by any such market fluctuations or factors.

LIQUIDITY AND REALISATION RISK

There can be no guarantee that an active market in the Redeemable Preference Shares will develop or that their price will increase. There may be relatively few or many potential buyers or sellers of the Redeemable Preference Shares on the NZDX at any time. This may increase the volatility of the market price of the Redeemable Preference Shares. It may also affect the prevailing market price at which holders are able to sell their Redeemable Preference Shares. This may result in holders receiving a market price that is less or more than the price that holders paid.

Investors should also seek professional guidance from their sharebrokers, solicitors, accountants and other professional advisers before deciding whether to invest.

CONSEQUENCES OF INSOLVENCY AND/OR WINDING UP

In the event of insolvency of RPI Securities, holders of Redeemable Preference Shares will not be liable to anyone for payment of any money. In the event of insolvency of RPI Securities, holders' claims will rank ahead of those of the holders of the ordinary shares in RPI Securities and equally with other holders of Redeemable Preference Shares, but will rank behind any secured or unsecured creditors which RPI Securities might have. Following redemption, such claims by holders of the redeemed Redeemable Preference Shares will rank equally with all unsecured creditors. Any assets remaining after the payment of debts would be distributed to holders of Redeemable Preference Shares in proportion to their respective holdings and may not be sufficient to repay holders in full.

CAN THE INVESTMENT BE ALTERED?

The full terms of the Offer, including the amounts payable on Application for the Redeemable Preference Shares, are set out in this Offer Document. Those terms may be altered by RPI Securities as set out in this Offer Document or by an amendment to the Offer Document, details of which must be filed with the Registrar of Companies. Note however that, those terms cannot be altered without investor consent after an Application has been submitted. The terms of this Offer are described under the section titled "What sort of investment is this?" and on pages 28 to 30 of this Offer Document.

The rights attaching to the Redeemable Preference Shares are governed by the Companies Act 1993 and the constitution of RPI Securities. That constitution may be altered by a special resolution of shareholders, subject to the rights of interest groups under the *Companies Act 1993*, or in certain circumstances by Court order. In addition, section 117 of the Companies Act 1993 restricts RPI Securities from taking any action which affects the rights attached to the Redeemable Preference Shares unless that action has been approved by a special resolution of shareholders whose rights are affected by the action. Under certain circumstances, a holder whose rights are affected by a special resolution may require RPI Securities to purchase its Redeemable Preference Shares. Certain rights under the Security Trust Deed may also be amended by special resolution of the holders of the Redeemable Preference Shares and, in certain limited circumstances, without the consent of holders of the Redeemable Preference Shares.

HOW DO I CASH IN MY INVESTMENT?

Under the Companies Act 1993, the Redeemable Preference Shares could be cancelled by RPI Securities under a reduction of capital, share buy-back or other form of capital reconstruction.

Subject to this, neither holders of Redeemable Preference Shares, RPI Securities, nor any other person has any right to terminate, cancel, surrender, or otherwise make or obtain payment of the returns from the Redeemable Preference Shares, other than as referred to in this document under the section titled "What returns will I get?".

SELLING OR TRANSFERRING REDEEMABLE PREFERENCE SHARES

Holders are entitled to sell and/or transfer their Redeemable Preference Shares at any time in accordance with RPI Securities' constitution and the terms of issue but subject to applicable securities laws and regulations and the Overseas Investment Regulations 1995.

No charges are payable to RPI Securities or any associated person of RPI Securities on any such sale, although a holder may be liable to pay charges to other persons, such as brokerage fees.

Applicants should not attempt to sell Redeemable Preference Shares until they know whether, and how many, Redeemable Preference Shares have been allotted to them. None of RPI Securities, ABN AMRO Craigs, the Underwriter, nor any of their respective directors, officers or employees or any other person, accepts any liability or responsibility if any Applicant for Redeemable Preference Shares attempts to sell or otherwise deal with the Redeemable Preference Shares before receiving a New Zealand FASTER Statement recording the number of Redeemable Preference Shares (if any) allotted to that Applicant.

Once the Redeemable Preference Shares are quoted on the NZDX, transactions in Redeemable Preference Shares on the NZDX can be made by contacting an NZX Firm and supplying the appropriate FASTER Identification Number (FIN), along with the Common Shareholder Number (CSN) for the relevant Redeemable Preference Shares, in the case of a sale.

Except as approved by RPI Securities or as required under the NZX Listing Rules, no transfers of Redeemable Preference Shares will be registered unless the number being transferred is a whole multiple of 250 and if registration (together with the registration of all contemporaneous transfers) would result in either the purchaser or the seller holding less than 1,000 Redeemable Preference Shares in either series unless the holder is selling their entire holding.

THE MARKET FOR SELLING

At the date of this Offer Document there is no established market for the sale of Redeemable Preference Shares. However, Application has been made to the NZX for permission to list the Redeemable Preference Shares and all the requirements of the NZX relating thereto that can be complied with on or before the date of this Offer Document have been duly complied with. However, the NZX accept no responsibility for any statement in this Offer Document. It is expected that the Redeemable Preference Shares will be quoted on NZDX on or about 29 June 2004. This date may change as a consequence of a change in one or more of the closing dates. RPI Securities consider that a market for the sale of Redeemable Preference Shares will develop.

Holders may sell their Redeemable Preference Shares at any time prior to redemption provided a buyer can be found. The amount a holder receives from the sale of their Redeemable Preference Shares may differ from what they paid for them. Any enquiries about selling Redeemable Preference Shares should be directed to an investment adviser.

Answers to Important Questions – continued

WHO DO I CONTACT WITH ENQUIRIES ABOUT MY INVESTMENT?

Enquiries about Redeemable Preference Shares can be directed to:

RPI Securities RP Share Offer
ABN AMRO Craigs Limited
Farming House
102-104 Spring Street
PO Box 13-155
Tauranga
Phone: (07) 577 6049 or 0508 226 226
Facsimile: (07) 571 8625

IS THERE ANYONE TO WHOM I CAN COMPLAIN IF I HAVE PROBLEMS WITH THE INVESTMENT?

Complaints about Redeemable Preference Shares generally can be directed to:

Computershare Investor Services Limited
Level 2, 159 Hurstmere Road
Takapuna
North Shore City
Private Bag 92119
Auckland 1020
Phone: (09) 488 8700
Facsimile: (09) 488 8787

There is no ombudsman to whom complaints can be made.

Any complaints about non-payment of any dividends or redemption monies, or generally in relation to redemption in respect of the Redeemable Preference Shares, should be directed to:

Trustees Executors Limited
Level 1, 50-64 Customhouse Quay
PO Box 3222
Wellington
Phone: (04) 495 0999
Facsimile: (04) 496 2952

WHAT OTHER INFORMATION CAN I OBTAIN ABOUT THIS INVESTMENT?

All currently available information about the Redeemable Preference Shares, RPI Securities and Rural Portfolio Investments is contained in this Offer Document including the most recent financial statements for Rural Portfolio Investments, being those for the 8 month period ended 31 March 2004, which are set out on pages 64 to 72. RPI Securities has not yet prepared financial statements.

Copies of this Offer Document, the Security Trust Deed and the Security Priority Deed can be obtained free of charge by written request to:

Computershare Investor Services Limited
Level 2, 159 Hurstmere Road
Takapuna
North Shore City
Private Bag 92119
Auckland 1020

A copy of this Offer Document, the Security Trust Deed and the Security Priority Deed is filed on a public register, which may be inspected at the Companies Office of the Ministry of Economic Development. The Companies Office may charge a fee for inspection of certain documents. Alternatively, the documents are available free of charge at the Companies Office website at www.companies.govt.nz.

Holders of Redeemable Preference Shares will receive periodic statutory reports, including an annual report containing RPI Securities' annual audited financial statements in respect of each financial year. In addition, holders will be provided with an annual report, including annual audited financial statements, in respect of Rural Portfolio Investments, in respect of each financial year.

Holders of Redeemable Preference Shares may request copies of RPI Securities' and Rural Portfolio Investments' most recent annual report, the most recent financial statements of each of RPI Securities and Rural Portfolio Investments, this Offer Document and a comparison of actual returns against the prospective information in this Offer Document and any other information that may be requested under Regulation 23A of the Securities Regulations, free of charge, by requesting the information in writing from:

Computershare Investor Services Limited
Level 2, 159 Hurstmere Road
Takapuna
North Shore City
Private Bag 92119
Auckland 1020

Summary of Security Trust Deed

A security trust deed (the "Security Trust Deed") has been executed between RPI Securities, Rural Portfolio Investments and Trustees Executors Limited as the Security Trustee.

Under the Security Trust Deed:

- Rural Portfolio Investments has given a guarantee in favour of the Security Trustee of the payment of all amounts payable to the holders of the Redeemable Preference Shares pursuant to the terms of issue of the Redeemable Preference Shares;
- In support of this guarantee, Rural Portfolio Investments has granted a security interest in favour of the Security Trustee over the RPS Secured Property. Rural Portfolio Investments may sell the Relevant Wrightson Shares to RPI Securities if certain requirements are satisfied. (See below for a description of these requirements);
- Any partial redemption of outstanding Redeemable Preference Shares will be reflected in the release of Wrightson shares or other RPS Secured Property from the Rural Portfolio Investments' security interests provided that the aggregate value of the RPS Secured Property immediately after the release is not less than 150% of the aggregate principal amount of the remaining Redeemable Preference Shares, together with any accrued dividends thereon, and the amount outstanding under the Bridge Facility (if any);
- RPI Securities has given a guarantee of all amounts payable by Rural Portfolio Investments, which is supported by a security interest which will attach to the Relevant Wrightson Shares in the event that those shares are transferred to it. The security interest will also attach to RPI Securities rights in the Dividend Escrow Account established by RPI Securities following the transfer of the Relevant Wrightson Shares to it; and
- The Security Trustee has agreed to hold the guarantees and security given by Rural Portfolio Investments and RPI Securities for the benefit of holders of Redeemable Preference Shares.

The requirements which must be satisfied if Rural Portfolio Investments is to sell the Relevant Wrightson Shares to RPI Securities are as follows:

(a) the current arrangements (including restrictions) in relation to the Dividend Escrow Account being replicated within RPI Securities. On a sale of the Relevant Wrightson Shares to RPI Securities, the account set up by RPI Securities pursuant to this requirement will become the Dividend Escrow Account; and

(b) any necessary regulatory approvals being obtained.

Security Trustee

The Security Trustee is appointed as the security trustee (to hold the guarantees and supporting security granted under the Security Trust Deed) on trust for the holders of Redeemable Preference Shares.

As security trustee, the Security Trustee's principal duties under the Security Trust Deed are to hold the security granted by Rural Portfolio Investments and RPI Securities on behalf of the holders of Redeemable Preference Shares, to monitor compliance with the financial covenants referred to on page 40, and, if necessary, to enforce the security following the occurrence of an event giving rise to a right to enforce the Security Trust Deed (an "Enforcement Event") and distribute the proceeds in accordance with that deed.

The Security Trustee may also, among other things, in relation to the Security Trust Deed:

- agree to certain amendments to the provisions of the Security Trust Deed on behalf of holders of Redeemable Preference Shares;
- in certain circumstances (including where the Security Trustee is satisfied that interests of holders of Redeemable Preference Shares will not be materially prejudiced) give certain waivers and make certain determinations which will be binding on holders of Redeemable Preference Shares;
- in the performance of its duties, rely on reports or certificates from the directors of Rural Portfolio Investments, RPI Securities and their auditors and the advice and opinion of professional advisers; and
- decline to act unless adequately indemnified for its liabilities, costs and expenses.

The Security Trust Deed also provides for certain indemnities in favour of the Security Trustee, which rank in priority to the claims of holders of Redeemable Preference Shares, and certain discretions in relation to the disclosure of information by the Security Trustee.

The Security Trustee is not a trustee in relation to the Offer, and does not have the duties under the Security Trust Deed that a trustee of debt securities would have pursuant to the Securities Act 1978.

The Security Trustee does not guarantee the payment of dividends on, or repayment of, the Redeemable Preference Shares.

Ranking of Security

The security granted by Rural Portfolio Investments under the Security Trust Deed will become first ranking on release of the security in respect of the Bridge Facility used to fund the Partial Takeover Offer, which is expected to be on or about the closing date of the Broker Firm Offer and General Offer (if any).

The Bridge Facility is secured by:

- a general security deed creating a security interest in all the personal property, and a fixed charge over all other property, of Rural Portfolio Investments;
- a specific security deed creating a security interest in the

Summary of Security Trust Deed – continued

Relevant Wrightson Shares (and associated rights) held by Rural Portfolio Investments as at the date of this Offer or subsequently acquired pursuant to the Partial Takeover Offer; and

- a guarantee from RPI Securities of the obligations of Rural Portfolio Investments under the Bridge Facility supported by a general security deed creating a security interest in all the personal property, and a fixed charge over all other property, of RPI Securities. Following any transfer of the Relevant Wrightson Shares to RPI Securities while the Bridge Facility is outstanding RPI Securities shall also enter into a specific security agreement in respect of those shares in favour of the Bridge Financier,

(together the "Bridge Security").

The Security Trustee, the Bridge Financier and Rural Portfolio Investments have entered into the Security Priority Deed under which the Bridge Financier agreed to the Security Trustee being granted security over certain of the assets of Rural Portfolio Investments and RPI Securities which are also the subject of the Bridge Security, and the parties agreed to regulate the priority of their respective securities over those assets and their entitlement to the proceeds of realisation of those assets. As a consequence, the Bridge Financier has first recourse to the assets of Rural Portfolio Investments and RPI Securities ahead of the Security Trustee and certain restrictions apply to the Security Trustee's rights of enforcement (see page 34 above).

The Bridge Security is intended to be released on repayment of the Bridge Facility from the proceeds of this Offer. From that time, all security given by Rural Portfolio Investments and RPI Securities under the Security Trust Deed will be first ranking security.

Subject to the financial covenants not being breached, each of Rural Portfolio Investments and RPI Securities may raise funds from other sources and secure such debt against other assets which it may have at that time. However, neither may give any other security over the property subject to the security interest under the Security Trust Deed other than the Bridge Security, charges created with the prior written consent of the Security Trustee, and certain other permitted securities which it is standard in the market to permit (eg, certain liens arising solely by operation of law).

Financial Covenants

Rural Portfolio Investments shall ensure at all times that:

- **Total Indebtedness Ratio:** the ratio of Owner Total Debt (net debt of the Rural Portfolio Investments Group (including under the Redeemable Preference Shares) together with the "ownership percentage" (being the percentage of all issued ordinary Wrightson shares held by the Rural Portfolio Investments Group) of the Wrightson Group's net debt) to Owner EBITDA (the Rural Portfolio Investments Group's EBITDA (earnings before interest, tax, depreciation and amortisation) together with the ownership percentage of the Wrightson Group's EBITDA for the preceding 12 month period) does not exceed 5 times;
- **Interest Cover Ratio:** the ratio of Adjusted Owner EBITDA (Owner EBITDA as above adjusted to exclude from gross revenues and operating expenses of the Wrightson Group the operating expenses and gross revenues of Wrightson's finance group) to Owner Interest and Financing Costs (in relation to the preceding 12 month period, the net interest and financing costs of Rural Portfolio Investments together with the aggregate of dividends paid or payable in respect of the Redeemable Preference Shares and the "ownership percentage" (calculated as above) of the net interest and financing costs of the Wrightson Group) is not less than 2 times; and
- **Debt Service Cover Ratio:** the ratio of Rural Portfolio Investments Group's EBITDA (calculated as above) to Rural Portfolio Investments Group Interest and Financing Costs (being the aggregate of dividends paid in respect of the Redeemable Preference Shares and interest charged or incurred in respect of Financial Indebtedness (indebtedness in respect of borrowings) less interest and dividends on redeemable preferences shares received) is not less than 1.25 times.

The financial covenants above will be tested, on a rolling 12-month basis at semi-annual intervals (with the first test date being 31 December 2004), against the consolidated financial statements (or the latest monthly management accounts) of Rural Portfolio Investments and its subsidiaries and the consolidated financial statements of the Wrightson group.

A breach of the financial covenants is not an Enforcement Event under the Security Trust Deed or the terms of the Redeemable Preference Shares but Rural Portfolio Investments has covenanted not to make distributions to its shareholders while the financial covenants are not complied with.

Other Covenants

Under the Security Trust Deed, Rural Portfolio Investments and RPI Securities each covenant, among other things, to:

- maintain a dividend escrow account balance of not less than the amount required to meet the next semi-annual dividend payment on the Redeemable Preference Shares;
- in the case of Rural Portfolio Investments, hold all of the issued ordinary shares of RPI Securities;
- procure that all money paid by Wrightson in respect of the relevant Wrightson Shares is paid into the Dividend Escrow Account;

- in the case of RPI Securities, if at any time the Redeemable Preference Shares are entitled to be quoted on the NZX, use reasonable endeavours to maintain such entitlement and furnish to the NZX such information as it may require in accordance with its normal requirements, or in accordance with any arrangements for the time being made with the NZX;
- not incur any liability for borrowed moneys (excluding liabilities of Rural Portfolio Investments arising from interest rate management products applied in the management of the proceeds received pursuant to the Bridge Facility and/or the RPI Loan Agreement) other than pursuant to, or as contemplated by, the documents relating to this Offer unless the financial covenants are being complied with and will be satisfied immediately after such indebtedness is incurred;
- ensure that no change of control of Rural Portfolio Investments occurs such that Rural Portfolio Investments' current shareholders would no longer maintain a minimum of 50.01% ownership;
- not make any dividend distribution to the ordinary shareholders of Rural Portfolio Investments unless the Dividend Escrow Account remains fully funded in the manner described above and all other covenants are met;
- not make any payments to the shareholders of Rural Portfolio Investments (including, for the avoidance of doubt, redemptions, any share buy-backs or other returns of capital) other than the payment of a management fee in respect of the management of its general business affairs (plus related expenses) of not more than a maximum aggregate annual amount of $750,000 plus GST (if any), and dividends payable on its Redeemable Preference Shares and ordinary shares;
- procure that neither Wrightson nor a related company of Wrightson makes any payment to the ordinary shareholders of Rural Portfolio Investments in their capacity as such;
- in the case of Rural Portfolio Investments, only invest over-subscriptions loaned to it by RPI Securities in further Wrightson shares, deposits with, or securities issued by, an A+ rated bank, New Zealand Government Stock or the Redeemable Preference Shares (the "Permitted Investments");
- if RPI Securities accepts over-subscriptions, and to the extent Rural Portfolio Investments invests the proceeds of the Offer in further Wrightson shares, Rural Portfolio Investments is to obtain an additional $0.50 of matching ordinary equity to be similarly invested for every $1.00 of over-subscription moneys received, and so invested in Wrightson shares;
- send copies to the Security Trustee of all notices given by it to holders of Redeemable Preference Shares;
- whenever so requested, promptly give to the Security Trustee or any person authorised by the Security Trustee to receive it, such information as may reasonably be required with respect to all matters necessary for the purposes of the discharge of the duties, trusts and powers vested in the Security Trustee under the Security Trust Deed or imposed upon the Security Trustee by law;
- promptly upon becoming aware of the same, notify the Security Trustee of the occurrence of an Enforcement Event or potential Enforcement Event;
- generally maintain and protect the assets charged under the Security Trust Deed in accordance with prudent commercial practice;
- do all things necessary to maintain its corporate existence and not transfer its jurisdiction of incorporation, or enter into any scheme of arrangement, without the prior written consent of the Security Trustee (such consent not to be unreasonably withheld or delayed);
- not create or permit to subsist any security over the whole or any part of the assets charged under the Security Trust Deed except certain specified securities including, for example, created under the Security Trust Deed and the Bridge Security;
- not without the prior written consent of the Security Trustee (and except for the transfer of Wrightson shares from Rural Portfolio Investments to RPI Securities and other disposals contemplated by the terms of the documents relating to this Offer), whether by a single transaction or a series of transactions, dispose of the whole or any part of its secured assets which, when aggregated with all other disposals is material to the assets of that company and its subsidiaries taken as a whole unless the disposal is:
  - a disposal of Relevant Wrightson Shares, the proceeds of which are to be applied to full redemption of the Redeemable Preference Shares,
  - the disposal is one or more disposals of Relevant Wrightson Shares which in aggregate involve the disposal of 20,000 or less Relevant Wrightson Shares,
  - the disposal is a payment from the Dividend Escrow Account which does not breach any covenants, or
  - the disposal is a sale of Permitted Investments and the proceeds are paid into the Dividend Escrow Account or invested in other Permitted Investments; and
- in the case of Rural Portfolio Investments, not change its business as an investor in Wrightson and other agri-business opportunities without the approval of a special resolution of the holders of Redeemable Preference Shares; and
- in the case of RPI Securities only, not acquire or create any subsidiaries (other than members of the Wrightson group).

Summary of Security Trust Deed – continued

ENFORCEMENT EVENT

The security granted by Rural Portfolio Investments or RPI Securities under the Security Trust Deed may be enforced on the happening of any one or more of the following events (each an "Enforcement Event"):

- Default in Payment Relating to Redemption Amount: default is made in the payment of any of the Secured Liabilities payable to the Security Trustee or the holders which relate to a redemption amount payable under the Redeemable Preference Shares and, if such default arose solely by reason of a technical, computer or similar error outside the control of the Rural Portfolio Investments or RPS Securities (as applicable), it continues for more than two business days;
- Default in Payment Not Relating to Redemption Amount: default is made in the payment of any of the Secured Liabilities payable to the Security Trustee or the holders which do not relate to a redemption amount payable under the Redeemable Preference Shares and continues for more than 10 business days;
- Security/Guarantees Void: if the security or the guarantee given or constituted pursuant to the Security Trust Deed for any reason is or becomes void or voidable or unenforceable or ceases to be effective either (in any of the foregoing cases) in whole or in any material respect and is not validated or replaced with an equivalent security which is enforceable, in either case, within five business days;
- Cessation of business or dissolution: Rural Portfolio Investments or RPI Securities or Wrightson (or a material subsidiary) ceases or threatens to cease to carry on all or substantially all of its business or operations, or an Application or an order is made, or a resolution is passed for the dissolution of Rural Portfolio Investments or RPI Securities or Wrightson except, in each case for the purpose of, and followed by, an amalgamation or solvent reconstruction on terms previously approved in writing by the Security Trustee;
- Receiver, etc: an encumbrancer takes possession, or trustee, receiver, receiver and manager, administrator, inspector under any companies or securities legislation, or similar official, is appointed in respect of Rural Portfolio Investments or RPI Securities or Wrightson (or a material subsidiary) over the whole or any part of their respective assets;
- Statutory management: any step is taken to appoint, or with a view to appointing, a statutory manager (including the making of any recommendation in that regard by the Securities Commission) under the Corporations (Investigation and Management) Act 1989 in respect of Rural Portfolio Investments, or RPI Securities or Wrightson (or a material subsidiary) or any of them are declared at risk pursuant to the provisions of that Act;
- Insolvency: Rural Portfolio Investments, or RPI Securities or Wrightson or a material subsidiary is declared or becomes bankrupt or insolvent, is unable to pay its debts when they fall due, or is presumed unable to pay its debts in accordance with section 287 of the Companies Act 1993, or enters into dealings with, or for the benefit of, any of its creditors with a view to avoiding, or in expectation of, insolvency, or makes a general assignment or an arrangement, compromise or composition with or for the benefit of any of its creditors, or stops or threatens to stop payments generally;
- Breach of covenant: certain of the covenants, not including the financial covenants, under the Security Trust Deed are breached and such breach remains unremedied for more than 30 days after the Security Trustee gives notice of the breach; or
- Redeemable Preference Share Default: an event of default occurs under the terms of issue of the Redeemable Preference Shares.

The Security Trustee's rights following the occurrence of an Enforcement Event include (subject to the terms of the Security Priority Deed):

- declaring all Secured Liabilities due and payable; and/or
- entering upon and taking possession of the charged assets of Rural Portfolio Investments and/or RPI Securities; and/or
- provided the Security Trustee is indemnified to its satisfaction under the Security Trust Deed, pursuing all proceedings, suits or other legal actions, executing any judgments obtained, and exercising all such rights of set-off or other rights or remedies available at law to compel payment of the Secured Liabilities.

SECURITY PRIORITY DEED

Rural Portfolio Investments and RPI Securities have provided various security interests to the Bridge Financier and the Security Trustee in accordance with the proposed issue of the Redeemable Preference Shares. The Security Priority Deed has been entered to regulate the priorities of such security interests.

The Bridge Financier acknowledges and consents to the security interest created in favour of the Security Trustee by the Security Trust Deed on the basis that should the Security Trustee exercise any of its rights, it does so in accordance with the Security Priority Deed. The Security Trust Deed ranks behind the various security interests granted to the Bridge Financier pursuant to the Security Priority Deed. The Security Trustee may not enforce the security interests without the consent of the Bridge Financier unless the Bridge Security has become enforceable, or is capable of being enforced, and the Bridge Financier has not taken action to enforce the Bridge Security within a reasonable period (not less than 10 business days) of being requested to do so by the Security Trustee.

HOLDERS OF REDEEMABLE PREFERENCE SHARES SHARE EQUALLY IN SECURITY

The holders of Redeemable Preference Shares rank equally amongst themselves in relation to the benefit of the security granted under the Security Trust Deed.

If the Security Trustee enforces its security under the Security Trust Deed, the holders of the Redeemable Preference Shares will receive their share of the proceeds of the realisation of that security (including the sale of the Wrightson shares the subject of the security).

MODIFICATION OF SECURITY TRUST DEED

The Security Trustee shall concur with Rural Portfolio Investments and RPI Securities in modifying the Security Trust Deed, in the following circumstances which are specified in the Security Trust Deed:

- without the consent of the holders of Redeemable Preference Shares under the Security Trust Deed, if the proposed modification:
  - will correct a manifest error or is of a formal or technical nature, or is made to comply with law or the Listing Rules of the NZX; or
  - is necessary to ensure that the obligations imposed on Rural Portfolio Investments or RPI Securities under the Security Trust Deed correspond with, or do not conflict with, the Financial Reporting Act 1993 or other applicable statutory provisions, and is not materially prejudicial to the interests of the holders of Redeemable Preference Shares; or
  - is convenient for the purpose of obtaining or maintaining a quotation of the Redeemable Preference Shares on the NZDX and is not materially prejudicial to the interests of the holders of Redeemable Preference Shares; or
  - is in relation to any of Rural Portfolio Investments reporting obligations under the Security Trust Deed and is not materially prejudicial to the interests of the holders of Redeemable Preference Shares; or
- if the proposed modification is authorised by a special resolution of the holders or an interest group in accordance with RPI Securities' constitution.

RELEASE OF SECURITY TRUST DEED

The Security Trustee must release Rural Portfolio Investments and RPI Securities from the Security Trust Deed if:

- all of the Secured Liabilities have been paid or satisfied in full; and
- all costs, charges and expenses incurred by the Security Trustee in relation to the Security Trust Deed, including its remuneration, are paid in full.

The security arrangements reduce, but do not remove, risk.

To understand the nature of, and risks concerning an investment in, Redeemable Preference Shares, investors should review the information set out on pages 35 and 36 under "What are my risks?"

68

Summary Financial Information

RPI SECURITIES AND RURAL PORTFOLIO INVESTMENTS

Clause 8 of the First Schedule of the Securities Regulations 1983 ("Regulations") imposes certain disclosure requirements on the issuing group that must be contained in the prospectus.

"Group" is defined under the Regulations as the issuer (RPI Securities), and all former subsidiaries of the issuer in respect of the periods during which they were such subsidiaries, and all present subsidiaries of the issuer in respect of the periods since they became such subsidiaries.

As at the date of this Offer Document, RPI Securities has not commenced business, and has not acquired an asset or incurred a debt, and so is not required to provide financial statements in summary form.

Rural Portfolio Investments and its subsidiaries is deemed to be an issuer of the Redeemable Preference Shares. As Rural Portfolio Investments was incorporated on 6 August 2003, the only financial statements prepared by the company are those in respect of the eight month period to 31 March 2004 as set out on pages 64 to 72. A summary of that consolidated financial information in respect of Rural Portfolio Investments and its subsidiaries is set out below:

Summary Statement of Financial Performance

	8 Months to 31 March 2004 $000
Total operating revenues	570
Total interest expense	(12)
Total expenses (net of interest expense)	(279)
Net Surplus before taxation	279
Taxation provided	0
Net surplus after taxation	279
Extraordinary items	0
Net surplus after taxation and extraordinary items	279
Dividends paid or provided	0
Surplus retained	279

Summary Statement of Financial Position

	As at 31 March 2004 $000
Total Assets	40,866
Total Tangible Assets	40,866
Total Liabilities	587
Total Equity	40,279
Net Tangible Assets	40,279

The amounts stated in the financial summaries above relate to Rural Portfolio Investments and its subsidiary, and have been taken from the audited financial statements for the 8 months to 31 March 2004. The audit opinion relating to these financial statements is unqualified.

As equity securities are not being offered by Rural Portfolio Investments, the information specified by clause 8(5) of the First Schedule to the Securities Regulations is not required to be provided.

WRIGHTSON LIMITED

In addition, clause 11(3)(f) of the First Schedule of the Regulations provides that, where a registered prospectus in relation to an offer states that a member of the issuing group intends to acquire equity securities that will result a body corporate becoming a subsidiary of the issuer, that issuer must also comply with certain financial disclosure requirements in respect of the body corporate intended to be acquired. However, pursuant to the Securities Act (Rural Portfolio Investments Securities Limited and Rural Portfolio Investments Limited) Exemption Notice 2004 (the "RPI Securities Exemption Notice"), the application of clause 11(3)(f) to this Offer has been exempted, subject to certain conditions.

The summary financial information set out below has been taken from Wrightson's annual reports to shareholders, incorporating audited annual financial statements for the Wrightson group for the 1999 to 2003 financial years. In addition, the interim unaudited financial information for the Wrightson group for the 6 months ended 31 December 2003 is referred to. Throughout this period KPMG were the appointed auditors and they issued unqualified audit opinions. All of this information is publicly available via Wrightson's annual financial statements (which are filed at the Companies Office) and by means of Wrightson's website (www.wrightson.co.nz) and, as a result, is within the knowledge, possession and control of RPI Securities and Rural Portfolio Investments.

In addition, in accordance with the RPI Securities Exemption Notice, the following information required by clause 11(3)(f) of the First Schedule of the Regulations is not publicly available and therefore is not within the knowledge, possession and control of RPI Securities and Rural Portfolio Investments:

(a) total interest expense for the 6 months ended 31 December 2003; and

(b) dividends paid or provided (expressed as cents per share) for the 6 months ended 31 December 2003. The half year report for Wrightson noted that a fully imputed dividend of 2.5 cents per share would be paid on 31 March 2004.

Summary Statement of Financial Performance

Group[1]	6 months to 31 December (Unaudited)	12 months to 30 June (Audited)				
	2003 ($000)	2003 ($000)	2002 ($000)	2001[2] ($000)	2000 ($000)	1999[3] ($000)
Operating revenue from Wrightson activities	309,711	665,405	668,850	704,806	596,147	564,112
Equity accounted earnings of associates	(449)	(470)	450	–	–	–
TOTAL OPERATING REVENUES	309,262	664,935	669,300	704,806	596,147	564,112
Total expenses before net funding costs and unusual items	(304,631)	(638,894)	(637,582)	(684,118)	(583,079)	(564,968)
Total interest received[7]		420	410	477	391	293
Total interest expense[7]		(1,093)	(684)[4]	(803)	(591)	(932)
Net funding cost	(737)	(673)	(274)	(326)	(200)	(639)
Unusual items	–	–	–	–	–	(8,228)[5]
OPERATING SURPLUS/(DEFICIT) BEFORE TAXATION	3,894	25,368	31,444	20,362	12,868	(9,723)
Taxation (expense)/benefit	(1,261)	(6,858)	(10,430)	(10,314)	(5,420)	466
NET SURPLUS/(DEFICIT)	2,633	18,510	21,014	10,048	7,448	(9,257)
Minority interest in subsidiary	(102)	35	(150)	(605)	(95)	–
NET SURPLUS/(DEFICIT) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	2,735	18,475	21,164	10,653	7,543	(9,257)
Dividends paid or provided	(11,032)	(15,469)	(14,087)	(1,341)	(5,365)[6]	–
SURPLUS/(DEFICIT) RETAINED IN THE GROUP	(8,297)	3,006	7,077	9,312	2,178	(9,257)
Dividends paid or provided (cents per share)		11.5	10.5	1.0	4.0	–

Summary Statement of Financial Position

Group[1]	As at 31 December (Unaudited)	As at 30 June (Audited)				
	2003 ($000)	2003 ($000)	2002 ($000)	2001[2] ($000)	2000 ($000)	1999[3] ($000)
TOTAL ASSETS	235,135	259,228	242,717	258,044	225,110	210,445
TOTAL TANGIBLE ASSETS	235,135	259,228	242,717	258,044	225,110	210,445
TOTAL LIABILITIES[8]	117,059	134,110	121,517	143,863	120,089	107,895
TOTAL EQUITY	118,076	125,118	121,200	114,181	105,021	102,550

1. The "Group" includes all its subsidiaries and associate entities as disclosed in the audited financial statements for each accounting period. Per Clause 8 of the Securities Regulations 1983 (SR83) the prospectus must include the consolidated financial statements of the Group (including former subsidiaries in respect of the periods which they were subsidiaries)
2. Includes impact of material changes in accounting policies for adoption of FRS 5 'Events after balance sheet date; the impact of the change was to increase equity by $9.4 million and reduce dividends paid or provided by the same amount. Includes the early adoption of FRS 3 'Accounting for Property, Plant and Equipment' and FRS 15 ' Provisions, Contingent Liabilities and Contingent Assets', which had no material impact on the financial results.
3. Includes the effect of acquisition of subsidiaries and other businesses for cash payment as disclosed in the financial statements for the 30 June 1999. The subsidiary company, Wrightson PAS, a Uruguayan company, 51% owned by Wrightson Investments Limited and involved in seed operations, was acquired on 26 May 1999 for $7.1m cash resulting in a premium on acquisition of $6.1m.
4. As per 30 June 2002 accounts – comparative changed in 30 June 2003 accounts.
5. Unusual items relates to surplus leased property provision, grain/seed facilities rationalisation and Year 2000 costs as reported in the financial statements for the year ended 30 June 1999. The $8.228m total is as per the 1999 statement of financial performance. These items total $10.315m in the notes to the 1999 financial statements.
6. Dividends paid in 2000 include dividends paid ($1,341,000) and dividends provided ($4,024,000). Dividends are accounted for in accordance with the applicable accounting standards of the time (pre revisions to FRS5).
7. An exemption has been provided by the Securities Commission in respect of disclosure of amounts in relation to interest received and interest expense for the 6 months to 31 December 2003. This information was not provided by Wrightson in its (unaudited) interim financial statements for the financial half-year.
8. Liabilities include provisions for restructuring and provisions for surplus property leases following rationalisation, site closures, plant disposals and organisational changes. Wrightson has undertaken some structural changes over the last three years, which are expected to be completed during the 2004 year although surplus property leases extend to 2007.

Auditor's Letter


KPMG

Office Address
KPMG Centre
18 Viaduct Harbour Avenue
Auckland
New Zealand

Mail Address
P.O. Box 1584
Auckland
New Zealand

Telephone (09) 367-5800
Fax No. (09) 367-5875

The Directors
Rural Portfolio Investments Limited
Level 10
John Wickliffe House
275 Princes Street
DUNEDIN
19 April 2004

Dear Sirs

We have prepared this report for inclusion in the combined prospectus and investment statement dated 19 April 2004.

As auditor of Rural Portfolio Investments Limited, and in accordance with the requirements of the Securities Act 1978 and Clause 42 of the First Schedule of the Securities Regulations 1983, we report as follows:

AUDITED FINANCIAL STATEMENTS OF RURAL PORTFOLIO INVESTMENTS LIMITED AND ITS SUBSIDIARY

We audited the financial statements set out on pages 64 to 72. These financial statements are required by Clauses 23 to 38 of the First Schedule of the Securities Regulations 1983. The financial statements provide information about the past financial performance of the group and its financial position as at 31 March 2004. This information is stated in accordance with the accounting policies set out on page 67.

DIRECTORS' RESPONSIBILITIES

The directors were responsible for the preparation of financial statements which gave a true and fair view of the financial position of the group as at 31 March 2004 and the results of its operations and cash flows for the period ended on that date.

AUDITORS' RESPONSIBILITIES

It was our responsibility to express an independent opinion on the financial statements presented by the directors and report our opinion to the directors.

BASIS OF OPINION

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

- the significant estimates and judgements made by the directors in the preparation of the financial statements;
- whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with New Zealand Auditing Standards issued by the Institute of Chartered Accountants of New Zealand. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Other than in our capacity as auditors we have no relationship with or interests in the Group.

KPMG

UNQUALIFIED OPINION

We obtained all the information and explanations we required.

In our opinion:

- proper accounting records were kept by the Group as far as appeared from our examination of those records;
- the financial statements on pages 64 to 72 that are required by Clauses 23 to 38 of the First Schedule of the Securities Regulations 1983 and that are required to be audited:
  - comply with these regulations;
  - subject to these regulations, comply with New Zealand generally accepted accounting practice;
  - give a true and fair view of the financial position of the Group as at 31 March 2004 and the results of its operations and cash flows for the period ended on that date.

Our audit was completed on 19 April 2004 and our unqualified opinion was expressed as at that date.

HISTORICAL SUMMARIES OF FINANCIAL STATEMENTS

In respect of the amounts stated pursuant to clauses 8(1), and 11(3) of the First Schedule of the Securities Regulations 1983, as modified in relation to this combined prospectus and investment statement by the provisions of the Securities Act (Rural Portfolio Investments Securities Limited and Rural Portfolio Investments Limited) Exemption Notice 2004 included in the historical summaries of financial statements of the Group and Wrightson Limited, set out on pages 44 to 46, in our opinion:

- the amounts have been correctly taken from the audited consolidated financial statements of Rural Portfolio Investments Limited for the 8 month period to 31 March 2004;
- the amounts have been correctly taken from the audited consolidated financial statements of Wrightson Limited for the 5 years to 30 June 2003, and from the unaudited consolidated financial statements for the six months to 31 December 2003.

PROSPECTIVE FINANCIAL INFORMATION

We have examined the prospective financial information set out on pages 19 and 20. The Directors are responsible for the prospective financial information including the assumptions on which it is based.

In our opinion the prospective financial information, so far as the accounting policies and calculations are concerned, has been properly compiled on the footing of the assumptions made or adopted by the issuer set out on pages 17, 18, 21 and 22 of this combined prospectus and investment statement and is presented on a basis consistent with the accounting policies normally adopted by the Group.

It is likely that actual results will vary from those projected since anticipated events frequently do not occur as expected, and these variations may be significant.

We have no responsibility to update our opinion on the prospective financial information for events and circumstances occurring after the date of this report.

DIRECTORS' RESPONSIBILITIES

The directors are responsible for the preparation of this combined prospectus and investment statement, including the financial statements, historical summaries of financial statements and the prospective financial information contained therein. It is our responsibility to report on the matters contained in this report. KPMG takes no responsibility for, nor do we report on, any part of the combined prospectus and investment statement not mentioned in this report.

Yours faithfully



AUCKLAND

Member Firm of
KPMG International a Swiss Cooperative

Offices at:
Auckland
Raratonga
Christchurch
Hamilton
Tauranga
Wellington

Associate Firms at:
Dunedin
Milton
Gisborne
Napier
Invercargill
Gore
Otautau
Queenstown
Winton
New Plymouth
Palmerston North

Statutory and other Important Information

The statutory information set out below is provided in accordance with the First Schedule to the Securities Regulations 1983.

1. MAIN TERMS OF OFFER

ISSUER:

Rural Portfolio Investments Securities Limited is the issuer of the Redeemable Preference Shares, which are offered pursuant to this Offer Document, and has its registered office at 10th Floor, John Wickliffe House, 275 Princes Street, Dunedin.

Rural Portfolio Investments Limited is also deemed to be an issuer of the Redeemable Preference Shares for the purposes of the Securities Act and Securities Regulations. Its registered office is at 10th Floor, John Wickliffe House, 275 Princes Street, Dunedin.

DESCRIPTION OF SECURITIES:

A description of the Redeemable Preference Shares offered under this Offer Document including their maximum number and price to be paid is set out on pages 7 to 11 'Summary of Offer'.

2. NAME AND ADDRESS OF OFFEROR

Not applicable.

3. DETAILS OF INCORPORATION OF THE ISSUER

RPI Securities was incorporated in New Zealand (as Rural Portfolio Investment Management Limited) under the provisions of the Companies Act 1993 on 26 March 2004 under company number 1492347 and changed its name to Rural Portfolio Investments Securities Limited on 6 April 2004.

Rural Portfolio Investments was incorporated in New Zealand under the provisions of the Companies Act 1993 on 6 August 2003 under company number 1369980.

There is no place in New Zealand where a public file relating to the incorporation of RPI Securities and Rural Portfolio Investments is kept. The public register relating to the companies is available for public inspection, free of charge, on the Companies Office website at www.companies.govt.nz.

4. PRINCIPAL SUBSIDIARIES OF THE ISSUER

At the date of the registration of this Offer Document, neither RPI Securities nor Rural Portfolio Investments have any subsidiaries whose total tangible assets exceeds 5% of the amount of total tangible assets of either company.

5. DIRECTORATE AND ADVISORS

The full names, addresses and technical or professional qualifications of the directors of RPI Securities and Rural Portfolio Investments Limited are:

RPI SECURITIES

John Baird McConnon whose principal residence is Dunedin, New Zealand.

Michael Craig Norgate (Bachelor of Business Studies) (Massey) whose principal residence is Auckland, New Zealand.

RURAL PORTFOLIO INVESTMENTS

John Baird McConnon – see details above; and

Michael Craig Norgate – see details above;

The address at which the directors of RPI Securities and Rural Portfolio Investments can be contacted is 10th Floor, John Wickliffe House, 275 Princes Street, Dunedin (PO Box 2069, Dunedin).

There are no directors of RPI Securities or Rural Portfolio Investments who are also employees of those companies. However, the management services of Craig Norgate are being provided to Rural Portfolio Investments by means of a management agreement with MCN Rural Investments Limited, which is mentioned below.

The names of the auditor, Registrar, Joint Lead Managers and solicitors involved in the preparation of this Offer Document are set out on the inside back cover 'Directory and Advisors'.

ABN AMRO Rothschild is underwriting the Offer to the extent that Applications for less than 85 million Redeemable Preference Shares have been accepted by RPI Securities at the closing date of the Broker Firm Offer or General Offer (whichever is the later). The name and address of the Underwriter is set out on the inside back cover 'Directory and Advisors'.

5A RESTRICTIONS ON DIRECTORS' POWERS

The following modifications, exceptions, or limitations on the powers of the board of directors of RPI Securities and Rural Portfolio Investments are imposed by the Companies Act or the respective companies' constitutions:

- the board may not delegate the powers conferred on it by those sections of the Companies Act listed in the Second Schedule to that Act;
- the board may not authorise a dividend in respect of some but not all shares in a class or that is of a greater value per share in respect of other shares of that class, otherwise than in proportion to the amounts paid on the share in satisfaction of a shareholder's liability, except where the shareholder has waived its entitlement;
- the directors may not authorise entry into a "major transaction" unless the transaction is approved by a special resolution. A "major transaction" is essentially a transaction, the value of which exceeds half the value of the company's assets before the transaction;
- the board need not comply with the pre-emptive rights

conferred by section 45 of the Companies Act when issuing any shares (in the case of Rural Portfolio Investments, if such non-compliance is approved by special resolution);
- the company may not take any action that affects the rights attached to any shares unless the action has been approved by a *special resolution of each interest group affected*; and
- the company may not buy back or redeem any of its equity securities or give financial assistance in connection with the acquisition of any of its equity securities, except as permitted by the Companies Act.

6. SUBSTANTIAL EQUITY SECURITY HOLDERS OF ISSUER

RPI SECURITIES

As at the date of this Offer Document, RPI Securities has 100 ordinary shares, issued for a consideration of $1.00 each all of which are held by Rural Portfolio Investments.

Rural Portfolio Investments has provided a guarantee in relation to RPI Securities' payment obligations to holders of Redeemable Preference Shares. Details of that guarantee are contained on pages 7 to 11 'Summary of Offer' and on pages 39 to 43 'Summary of Security Trust Deed'.

RURAL PORTFOLIO INVESTMENTS

As at the date of this Offer Document, Rural Portfolio Investments has 100 ordinary shares, issued for a consideration of $1.00 each and 400 redeemable preference shares issued for a total consideration of $40 million, which are held by Aorangi Laboratories Limited (50%) and MCN Rural Investments Limited (50%).

None of Aorangi Laboratories Limited, MCN Rural Investments Limited or any of their respective shareholders, directors or officers gives any guarantee in respect of the Offer.

7. DESCRIPTION OF THE ACTIVITIES OF THE COMPANY

RPI Securities' activities since incorporation on 26 March 2004 have been restricted to its establishment, and the entry into arrangements and agreements preliminary to the making of this Offer. Further details of the business activities undertaken by RPI Securities to date are set out on pages 30 and 31 under the heading "Who is involved in providing it for me?"

Rural Portfolio Investments' activities since incorporation on 6 August 2003 have been restricted to the acquisition and holding of shares in Wrightson.

8. SUMMARY OF FINANCIAL STATEMENTS OF THE COMPANY

As at the date of this Offer Document, RPI Securities has not commenced business, and has not acquired an asset or incurred a debt, and so is not required to provide financial statements in summary form.

Summary financial information in respect of Rural Portfolio Investments, complying with clause 8 of the First Schedule to the Securities Regulations, is set out on pages 44 to 47.

9. PROSPECTS AND FORECASTS

RPI Securities has been established to raise funds through the issue of Redeemable Preference Shares, with the proceeds of issue being used to fund Rural Portfolio Investments' acquisition of shares in Wrightson. RPI Securities' trading prospects are dependent on Wrightson paying dividends at rates that are equivalent to those payable by RPI Securities or, in the event of a shortfall, Rural Portfolio Investments making good that shortfall pursuant to its guarantee in order to enable RPI to meet its obligations on the Redeemable Preference Shares. In addition, Rural Portfolio Investments is required to maintain a Dividend Escrow Account balance equal to the next semi-annual dividend payable on the Redeemable Preference Shares.

Further information about the prospects and forecasts of RPI Securities and Rural Portfolio Investments are set out on pages 35 and 36 under the heading "What are my risks?".

See pages 26 and 27 'Strategy and Prospects' for a description of the risk factors associated with Wrightson's business.

10. PROVISIONS RELATING TO INITIAL FLOTATIONS

RPI SECURITIES AND RURAL PORTFOLIO INVESTMENTS

Directors' Plans:
A description of the plans that the Directors have for RPI Securities and Rural Portfolio Investments during the 12 month period commencing on the date of this Offer Document is set out on pages 26 and 27 of this Offer Document 'Strategy and Prospects'. As discussed in that section, the implementation of those plans are intended to be financed out of the proceeds of this issue.

Power to Invest Proceeds:
The proceeds of this issue may, notwithstanding the statement of Directors' plans, be applied towards any undertaking that RPI Securities and Rural Portfolio Investments may lawfully engage in, *subject to the restrictions in the Security Trust Deed.*

Prospective Statement:
Prospective financial information, complying with clause 10(1)(c) of the First Schedule to the Securities Regulations, in respect of the issuing group comprising Rural Portfolio Investments and its subsidiaries as at the date of this Offer Document is set out on pages 19 and 20 'Rural Portfolio Investments and RPI Securities Business Description and History'.

Statutory and other Important Information – continued

Minimum Level of Subscription for this Issue:

The minimum amount that, in the opinion of the Directors, must be raised by the issue of the Redeemable Preference Shares offered under this Offer Document is $85,000,000 to provide for the following:

- *To advance funds by way of loan to Rural Portfolio* Investments to repay the Bridge Facility provided to finance the acquisition of sufficient shares in Wrightson to take its holding to 50.01%.
- Preliminary expenses, underwriting expenses and *commission/brokerage total* $4,500,000.
- Costs associated with the Partial Takeover Offer.
- Establishment of the Dividend Escrow Account $2,800,000.
- Prudent levels of additional capital such that Rural Portfolio Investments can support the reasonable near-term capital commitments of Wrightson.

11. ACQUISITION OF BUSINESS OR SUBSIDIARY

The financial information in respect of Wrightson required by clause 11(3)(f) of the First Schedule to the Securities Regulations, as modified in relation to this Offer by the RPI Securities Exemption Notice, is set out:

(a) on pages 44 to 47 'Summary Financial Information'; and

(b) in the audited financial statements prepared by Wrightson in respect of the financial years ended on 30 June 2002 and 30 June 2003 *and in the unaudited interim financial* statements prepared by Wrightson for the six months ended on 31 December 2003 – which is publicly available by means of Wrightson's website (www.wrightson.co.nz) and, other than the unaudited interim financial statements for the *six months ended on 31 December 2003, the Companies* Office website (www.companies.govt.nz).

That financial information, other than the unaudited interim financial statements for the six months ended on 31 December 2003 which has been prepared in accordance with New Zealand Financial Reporting Standard FRS 24, complies with the requirements of clauses 23 to 38 of the First Schedule to the Securities Regulations.

In terms of the RPI Securities Exemption Notice, the *following financial information in respect of* Wrightson for the 6 month period ended on 31 December 2003 that is required in terms of clause 11(3)(f) of the First Schedule to the Securities Regulations, is not contained in this Offer Document:

- Total interest received;
- *Total interest expense; and*
- Dividends paid or provided (cents per share),

as that information was not contained in the interim financial statements published by Wrightson for that 6 month period (although it should be noted that Wrightson has announced that a fully imputed interim dividend of 2.5 cents per share will be payable in respect of that period).

12. SECURITIES PAID UP OTHERWISE THAN IN CASH

No equity or participatory securities have been allotted by RPI Securities or Rural Portfolio Investments, or have been subscribed for and are to be so allotted, as fully or partly paid up other than in cash.

13. OPTIONS TO SUBSCRIBE FOR SECURITIES OF ISSUING GROUP

No options to subscribe for securities of RPI Securities or Rural Portfolio Investments have been granted to, or are proposed to be granted to, any person by or on behalf of RPI Securities or Rural Portfolio Investments.

14. APPOINTMENT AND RETIREMENT OF DIRECTORS

No director of either RPI Securities or Rural Portfolio Investments has been appointed in a manner that is materially different from that specified in sections 153 and 155 of the Companies Act 1993.

There are no rules in the constitution of either RPI Securities or Rural Portfolio Investments relating to the retirement age of directors.

Directors of RPI Securities have the power to appoint alternate directors under clause 22 of RPI Securities' constitution, subject to approval by a majority of the other directors. No alternate directors have been appointed as at the date of this Offer Document. Unless otherwise provided for by the terms of his or her appointment, an alternate director shall *have the same rights, powers and privileges (including the right* to receive notices of meetings but excluding the power to appoint an alternate director).

15. DIRECTORS' INTERESTS

CONTRACT OF SERVICE:

MCN Rural Investments Limited entered into a management agreement in September 2003 whereby it will provide the management services of Craig Norgate to the business of Rural Portfolio Investments for a five year term for management fees of $500,000 plus GST (if any) per annum plus reasonable direct expenses.

In addition to the payment of directors' fees, the RPI Securities' constitution provides that the directors are entitled to be paid reasonable travelling, accommodation and other expenses incurred in the course of performing duties or exercising powers as a director.

RETIREMENT BENEFITS:

RPI Securities may make a payment to a director or former director, or his or her dependents, by way of lump sum or pension, upon or in connection with the retirement or cessation of office of that director. Any such payment must be either authorised by an ordinary resolution of shareholders or not exceed the total remuneration of the director in his or her capacity as a Director in any three years chosen by RPI Securities.

INDEMNITY AND INSURANCE:

RPI Securities has also granted its directors an indemnity and obtained directors' and officers' liability insurance cover to the maximum extent permitted by the Companies Act 1993 and the company's constitution.

MATERIAL TRANSACTIONS WITH DIRECTORS:

There are no material transactions of the kind referred to in clause 15(4) of the First Schedule to the Securities Regulations that have been entered into or that are proposed to be entered into on or after the date of registration of this Offer Document between either RPI Securities or Rural Portfolio Investments and any of the persons described in that clause 15(4).

16. PROMOTERS' INTERESTS

Rural Portfolio Investments and its directors, John Baird McConnon and Michael Craig Norgate are promoters of the Offer. Material transactions which have been entered into by RPI Securities and the promoters in the past five years preceding the date of registration of this Offer Document are as follows:

(a) a Bridging Facility Agreement dated 19 April 2004 between the Bridge Financier and Rural Portfolio Investments whereby the Bridge Financier has agreed to provide up to $70 million to finance the acquisition of Wrightson shares under the Partial Takeover Offer and other permitted investments;

(b) the following security in support of Rural Portfolio Investments' obligations under the Bridge Facility:
- a general security deed dated 19 April 2004 creating a security interest in all the personal property, and a fixed charge over all other property, of Rural Portfolio Investments;
- a specific security deed dated 19 April 2004 creating a security interest in all Wrightson shares (and associated rights) held by Rural Portfolio Investments as at the date of this Offer or subsequently acquired pursuant to the Partial Takeover Offer;
- a guarantee dated 19 April 2004 from RPI Securities of the obligations of Rural Portfolio Investments under the Bridge Facility supported by a general security deed dated 19 April 2004 creating a security interest in all the personal property, and a fixed charge over all other property, of RPI Securities;

(c) an Underwriting Agreement dated 19 April 2004 between ABN AMRO Rothschild, RPI Securities and Rural Portfolio Investments, whereby ABN AMRO Rothschild has agreed to underwrite the Offer, to the extent that Applications for less than 85 million Redeemable Preference Shares have been accepted by RPI Securities by the closing date of the Broker Firm Offer or the General Offer (whichever is the later);

(d) a Security Trust Deed dated 19 April 2004 between RPI Securities, Rural Portfolio Investments and the Security Trustee, whereby, among other things:
- Rural Portfolio Investments
  - has guaranteed RPI Securities' obligations in respect of the Redeemable Preference Shares, and
  - has granted security interests in the RPS Secured Property; and
- RPI Securities
  - has guaranteed Rural Portfolio Investments' obligations under that company's guarantee; and
  - has granted a security interest which will attach to the Relevant Wrightson Shares if transferred to it and the Dividend Escrow Account if held by it; and
- the Security Trustee has agreed to hold the guarantees and the security interests given by Rural Portfolio Investments and RPI Securities for the benefit of holders of Redeemable Preference Shares.

(A more detailed description of the Security Trust Deed is set out on pages 39 to 43).

(e) a Security Priority Deed dated 19 April 2004 between the Security Trustee, the Bridge Financier, Rural Portfolio Investments and RPI Securities regulating the priority and enforcement of the security interests over Rural Portfolio Investments;

(f) the RPI Loan Agreement dated 19 April 2004 between RPI Securities (as lender) and Rural Portfolio Investments (as borrower) whereby RPI Securities agrees to make loans of the proceeds of the Offer to Rural Portfolio Investments; and

(g) a management agreement dated 21 September 2003 between Rural Portfolio Investments and MCN Rural Investments Limited whereby MCN Rural Investments Limited agreed to provide the management services of Craig Norgate to the business of Rural Portfolio Investments for a five year term for management fees of $500,000 plus GST (if any) per annum plus reasonable direct expenses.

The agreements referred to in clause 17 below have been entered into between RPI Securities and Rural Portfolio Investments (and others).

Statutory and other Important Information – continued

17. MATERIAL CONTRACTS

Material contracts (other than contracts in the ordinary course of business) which have been entered into by RPI Securities and/or Rural Portfolio Investments at any time in the past two years preceding the date of registration of this Offer Document are as follows:

(a) a Bridging Facility Agreement dated 19 April 2004 between the Bridge Financier and Rural Portfolio Investments whereby the Bridge Financier has agreed to provide up to $70 million to finance the acquisition of Wrightson shares under the Partial Takeover Offer and other permitted investments;

(b) the following security is in support of Rural Portfolio Investments' obligations under the Bridge Facility:
- a general security deed dated 19 April 2004 creating a security interest in all the personal property, and a fixed charge over all other property, of Rural Portfolio Investments;
- a specific security deed dated 19 April 2004 creating a security interest in all Wrightson shares (and associated rights) held by Rural Portfolio Investments as at the date of this Offer or subsequently acquired pursuant to the Partial Takeover Offer;
- a guarantee dated 19 April 2004 from RPI Securities of the obligations of Rural Portfolio Investments under the Bridge Facility supported by a general security deed creating a security interest in all the personal property, and a fixed charge over all other property, of RPI Securities;

(c) an Underwriting Agreement dated 19 April 2004 between ABN AMRO Rothschild, RPI Securities and Rural Portfolio Investments, whereby ABN AMRO Rothschild has agreed to underwrite the Offer, to the extent that Applications for less than 85 million Redeemable Preference Shares have been accepted by RPI Securities by the closing date of the Broker Firm Offer or General Offer (whichever is the later);

(d) a Security Trust Deed dated 19 April 2004 between RPI Securities, Rural Portfolio Investments and the Security Trustee, whereby, among other things:
- Rural Portfolio Investments
  - has guaranteed RPI Securities' obligations in respect of the Redeemable Preference Shares, and
  - has granted security interests in the RPS Secured Property; and
- RPI Securities
  - has guaranteed Rural Portfolio Investments' obligations under that company's guarantee; and
  - has granted a security interest which will attach to the Relevant Wrightson Shares if transferred to it (and the Dividend Escrow Account if held by it); and
- the Security Trustee has agreed to hold the guarantees and the security interests given by Rural Portfolio Investments and RPI Securities for the benefit of holders of Redeemable Preference Shares.

(A more detailed description of the Security Trust Deed is set out on pages 39 to 43).

(e) a loan agreement dated 19 April 2004 between RPI Securities (as lender) and Rural Portfolio Investments (as borrower) under which the subscription proceeds of the Redeemable Preference Shares are to be advanced to Rural Portfolio Investments; and

(f) a management agreement dated 21 September 2003 between Rural Portfolio Investments and MCN Rural Investments Limited whereby MCN Rural Investments Limited agreed to provide the management services of Craig Norgate to the business of Rural Portfolio Investments for a five year term for management fees of $500,000 plus GST (if any) per annum plus reasonable direct expenses.

Potential investors are also referred to the material transactions listed in the Promoters' Interests section above.

18. PENDING PROCEEDINGS

There are no legal proceedings or arbitration pending at the date of the registration of this Offer Document that may have a material adverse effect on RPI Securities and/or Rural Portfolio Investments.

19. PRELIMINARY AND ISSUE EXPENSES

Issue expenses, including brokerage and underwriting commissions, legal fees, listing fees, registry expenses, advertising, printing and distribution of the Offer Document to be incurred by the Rural Portfolio Investments Group in respect of the Offer are estimated at $4,500,000. The above estimate is inclusive of:
- an underwriting fee of 1.50% of the aggregate principal amount of 85 million Redeemable Preference Shares underwritten payable to the Underwriters;
- a lead manager fee of 1.0% of the proceeds of the Offer payable to the Joint Lead Managers;
- a brokerage charge of 2.25% payable to the Joint Lead Managers in respect of firm allocations to NZX Firms and other approved parties;
- (in the event of any non-firm allocations) brokerage of 1.50% which will be payable to the applicable NZX Firm and other approved parties on any successful Applications bearing a broker stamp and otherwise is payable to the Joint Lead Managers; and
- brokerage of 1.50% payable to NZX Firms and other approved parties on any Application Forms received and accepted under the Exchange Offer, provided the minimum subscription has been received.

20. RESTRICTIONS ON THE ISSUING GROUP

See the description of the restrictions imposed on RPI Securities and Rural Portfolio Investments by means of the covenants contained in the summary of the Security Trust Deed set out on pages 39 to 43. In particular, in terms of the Security Trust Deed, RPI Securities and Rural Portfolio Investments have each covenanted:

- not to make any dividend distribution to the ordinary shareholders of Rural Portfolio Investments unless the Dividend Escrow Account remains fully funded in the manner described above and all other covenants are met while the Redeemable Preference Shares remain on issue;
- not make any payments to the shareholders of Rural Portfolio Investments (including, for the avoidance of doubt, redemptions, any share buy-backs or other returns of capital) other than the payment of a management fee in respect of the management of its general business affairs (plus related expenses) of not more than a maximum aggregate annual amount of $750,000 plus GST (if any), and dividends payable on its Redeemable Preference Shares and ordinary shares;
- to procure that neither Wrightson nor a related company of Wrightson makes any payment to the ordinary shareholders of Rural Portfolio Investments in their capacity as such; and
- in addition, Rural Portfolio Investments has covenanted under the Bridge Facility Agreement that it will not, and will ensure that RPI Securities will not, without the prior consent of the Bridge Financier:
  - give a guarantee or incur any indebtedness for borrowed money other than as contemplated by the Bridge Facility Agreement or this Offer Document; or
  - make or attempt to make any distribution other than, in relation to RPI Securities, payments of dividends on the redeemable Preference Shares.

21. OTHER TERMS OF OFFER AND SECURITIES

All other terms of the Offer and all the terms of the Redeemable Preference Shares being offered are set out in this Offer Document except for those implied by law or set out in a document that is registered with a public official and is available for public inspection and is referred to in this Offer Document.

22-38. FINANCIAL STATEMENTS

As at the date of this Offer Document, RPI Securities has not commenced business and has not acquired any assets or incurred any debt. Accordingly, it is not required to provide any financial statements in this Offer Document.

As noted above, Rural Portfolio Investments is also deemed to be an "issuer" of the Redeemable Preference Shares for the purposes of the Securities Act 1978. Therefore, audited financial statements in respect of Rural Portfolio Investments for the eight month period ended 31 March 2004, complying with clauses 22-38 of the First Schedule to the Securities Regulations, are set out on pages 64 to 72.

39. PLACES OF INSPECTION OF DOCUMENTS:

The constitutions of RPI Securities and Rural Portfolio Investments Limited and the material contracts referred to in the Material Contracts section are available for public inspection either on the Companies Office website at www.companies.govt.nz or, until the date on which the Offer closes, at the registered offices of RPI Securities and Rural Portfolio Investments Limited, 10th Floor, John Wickcliffe House, 275 Princes Street, Dunedin, during normal business hours. The Companies office may charge a fee for inspection of certain documents.

40. OTHER MATERIAL MATTERS:

There are no material matters relating to the offer of Redeemable Preference Shares in this Offer Document other than matters elsewhere set out in this Offer Document and contracts entered into in the ordinary course of business of RPI Securities.

Rural Portfolio Investments has received exemptions from the Takeovers Panel (the Takeovers Code (Rural Portfolio Investments Limited) Exemption Notice 2004) exempting Rural Portfolio Investments from rule 20 of the Takeovers Code. The exemption relates to the terms of the Partial Takeover Offer which provides that:

(a) Wrightson shareholders who accept the Partial Takeover Offer and who are registered as being resident in a jurisdiction other than New Zealand, will be unable to receive Redeemable Preference Shares as consideration; and

(b) Wrightson shareholders who accept the Partial Takeover Offer will be unable to elect to receive Redeemable Preference Shares as consideration if they would receive less than a minimum holding of Redeemable Preference Shares (as defined in the NZX Listing Rules). It should be noted that Wrightson shareholders accepting the Partial Takeover Offer are able to apply for additional Redeemable Preference Shares under the Priority Offer in order to obtain a minimum holding.

The Securities Act (Rural Portfolio Investments Securities Limited and Rural Portfolio Investments Limited) Exemption Notice 2004 exempts RPI Securities and Rural Portfolio Investments from clauses 10(1)(b) and 10(2), and 11(3)(f) of the First Schedule to the Securities Regulations 1983 in relation to the requirement that this Offer Document provide certain information relating to Wrightson, on the basis that:

(a) in the case of the exemptions from clauses 10(1)(b) and 10(2), more meaningful information will be provided to

Statutory and Other Important Information – continued

investors regarding the effect of the proposed partial takeover of Wrightson than that required by those clauses; and

(b) in the case of the exemption from clause 11(3)(f), only the published financial information about Wrightson is available and the information required by that clause is not within the knowledge, possession or control of either RPI Securities or Rural Portfolio Investments.

The NZX has also granted certain waivers from the NZX Listing Rules on the basis, that, notwithstanding the determination of the NZX to treat the Redeemable Preference Shares as equity (rather than debt) securities for the purposes of the NZX Listing Rules, a number of provisions of the Listing Rules that are designed to provide protection for the interests of ordinary shareholders, are not applicable to a security that is (in economic substance) a debt instrument bearing a fixed rate of return.

The Securities Commission reviewed certain Wrightson share trades and substantial security holder notices compliance by Rural Portfolio Investments in respect of September and October 2003. The Company has co-operated and voluntarily provided acceptable explanations, and proceedings against it are not expected after this review.

41. DIRECTORS' STATEMENT

The directors of RPI Securities and Rural Portfolio Investments, after due enquiry by them in relation to the period between:

(a) in relation to RPI Securities – the date of incorporation of RPI Securities;

(b) in relation to Rural Portfolio Investments – 31 March 2004, and the date of registration of this Offer Document are of the opinion that no circumstances have arisen that materially adversely affect the trading or profitability of RPI Securities and Rural Portfolio Investments or the value of their assets or the ability of RPI Securities and Rural Portfolio Investments to pay their liabilities due within the next twelve (12) months.

42. AUDITOR'S REPORT

A copy of the auditor's report is set out on pages 48 to 49.

This Offer Document was signed by or on behalf of the directors of RPI Securities, and by or on behalf of Rural Portfolio Investments and its directors in their respective capacities as promoters of the Redeemable Preference Shares, when it was delivered to the Registrar of Companies for registration

John Baird McConnon
DIRECTOR
RPI SECURITIES

Michael Craig Norgate by his duly authorised agent
DIRECTOR
RPI SECURITIES

Rural Portfolio Investments
DIRECTOR

John Baird McConnon
DIRECTOR
RURAL PORTFOLIO INVESTMENTS

Michael Craig Norgate by his duly authorised agent
DIRECTOR
RURAL PORTFOLIO INVESTMENTS

Terms of Issue of Redeemable Preference Shares

1. TERMS AND CONDITIONS

1.1 The rights, privileges and restrictions attaching to the Redeemable Preference Shares which are the subject of this Offer are set out below.

1.2 In addition, Holders shall have the benefit of, and shall be bound by, the terms of the Security Trust Deed (as defined below).

2. INTERPRETATION

2.1 For the purposes of these conditions, the following expressions will, unless the context otherwise requires, have the following meanings:

3-Year Redeemable Preference Shares means those Redeemable Preference Shares redeemable on 15 April 2007 (or such other date as provided for under these Conditions);

5-Year Redeemable Preference Shares means those Redeemable Preference Shares redeemable on 15 April 2009 (or such other date as provided for under these Conditions);

Allotment Date means, in respect of each Redeemable Preference Share, the date of issue of the Redeemable Preference Share to the initial Holder thereof;

Agency Agreement means the registry services agreement between the Company and the Registrar;

Broker Firm Offer has the meaning ascribed to that term in the Offer Document;

Business Day means any day (other than a Saturday or a Sunday) on which registered banks are open for the transaction of general banking business in Auckland and Wellington;

Companies Act means the Companies Act 1993;

Company means Rural Portfolio Investments Securities Limited;

Conditions means these terms and conditions of the Redeemable Preference Shares;

Dividend means, in respect of each Redeemable Preference Share and each Dividend Period, the dividend expressed to be payable on that Redeemable Preference Share pursuant to Condition 3;

Dividend Amount means, in respect of each Redeemable Preference Share and each Dividend Period, an amount calculated in accordance with the following formula:

$DA = (IP \times DR) \times 0.5$

where

DA = the amount of dividend payable (inclusive of Imputation Credits) on each Redeemable Preference Share on each Dividend Payment Date;

DR = the dividend rate agreed between the Company and the initial Holder, as subscriber, in accordance with the application for the Redeemable Preference Shares, expressed as a percentage rate per annum;

IP = the Issue Price of the Redeemable Preference Share,

provided that in the case of the first Dividend Period and, where the last Dividend Period does not end on a Scheduled Dividend Payment Date (or if applicable the next Business Day), the last Dividend Period, the Dividend Amount payable shall be calculated on the number of days elapsed in the Dividend Period ending on that date, calculated as follows:

$$DA = IP \times DR \times \frac{(DE)}{R}$$

where DA, IP and DR are as defined above,

DE = the number of days during that Dividend Period; and

R = 365 or, in the case of a leap year, 366;

Dividend Payment Date means, for each Redeemable Preference Share, each 15 April and 15 October (or such other dates as may be approved by a Special Resolution of Holders) (*Scheduled Dividend Payment Dates*) while that Redeemable Preference Share is outstanding provided that the last Dividend Payment Date shall be the Redemption Date for that Redeemable Preference Share, provided further that if any such date is not a Business Day, then the Dividend Payment Date shall be the next Business Day;

Dividend Period means, for each Redeemable Preference Share, each of the following periods (or any other periods agreed between the Holders and the Company):

(a) in the case of a Redeemable Preference Share issued pursuant to the Exchange Offer, the first Dividend Period shall be for a period from (and including) the Allotment Date for that Redeemable Preference Share to (but excluding) the next Dividend Payment Date;

(b) in the case of a Redeemable Preference Share issued pursuant to the Priority Offer, the first Dividend Period shall be for a period from (and including) the date the application moneys are paid into the Company's bank account with the Registrar to (but excluding) the next Dividend Payment Date;

(c) in the case of a Redeemable Preference Share issued pursuant to the Broker Firm Offer and the General Offer, if any, the first Dividend Period shall be for a period from (and including) the date the application moneys are paid into the Company's bank account with the Registrar to (but excluding) the next Dividend Payment Date;

(d) each subsequent Dividend Period shall be for a period from (and including) the previous Dividend Payment Date to (but excluding) the next Dividend Payment Date;

(e) no Dividend Period in respect of any Redeemable Preference Share may extend beyond the Redemption Date of that Redeemable Preference Share so that the last Dividend Period will end on the day prior to that Redemption Date, provided that if the Redemption Amount is not paid in full on the relevant Redemption Date, the Dividend Period which would, but for this proviso, have ended on the day prior to the Redemption Date shall end on the day prior to the date on which the Redemption Amount is paid in full;

Terms of Issue of Redeemable Preference Shares – continued

Dollar and *$* mean the lawful currency of New Zealand;
Exchange Offer has the meaning ascribed to that term in the Offer Document;
Event of Default has the meaning in Condition 7.1;
Fully Credited means, with respect to a Dividend, that Imputation Credits are attached to the Dividend so that the imputation ratio of the Dividend is the maximum imputation ratio permitted by law, and "Fully Credit" and "Fully Crediting" shall have corresponding meanings;
General Offer has the meaning ascribed to that term in the Offer Document;
Holder means a person entered in the share register of the Company as the holder of Redeemable Preference Shares;
Imputation Credits means imputation credits as defined in the Income Tax Act 1994;
Issue Price means $1.00 per Redeemable Preference Share;
Material Subsidiary means any member of the Wrightson Group which holds at least the Threshold Percentage of the Wrightson Group gross assets or, in respect of the most recently completed financial year, earned at least the Threshold Percentage of the Wrightson Group gross revenues;
NZX means New Zealand Exchange Limited;
Offer Document means the combined investment statement and prospectus in respect of the public offer of Redeemable Preference Shares;
Partial Takeover Offer means the takeover offer in respect of Wrightson by Rural Portfolio Investments which is described in the Offer Document;
Priority Offer has the meaning ascribed to that term in the Offer Document;
Record Date is as defined in Condition 8.1;
Redeemable Preference Shares means the 3-Year and the 5-Year Redeemable Preference Shares which these Conditions govern or, if the context so requires, any of them or at any date, if some of those redeemable preference shares have been redeemed, such portion thereof as have not been redeemed as at that date;
Redemption Amount means, in respect of each Redeemable Preference Share on its Redemption Date:

(a) if the Wrightson Shares are not listed on the NZX on the relevant Redemption Date the Redemption Amount shall be:
  (i) 3-Year Redeemable Preference Share: $1.04; and
  (ii) 5-Year Redeemable Preference Share: $1.08;
(b) if the Wrightson Shares are still listed on the NZX on the relevant Redemption Date and the market price for Wrightson Shares on the NZX is less than the offer price for the Partial Takeover Offer plus 5% (calculated on a VWAP basis), the Redemption Amount shall be $1.00;
(c) if the Wrightson Shares are still listed on the NZX on the relevant Redemption Date and the market price for Wrightson Shares on the NZX is more than or equal to the offer price for the Partial Takeover Offer plus 5% and less than the offer price for the Partial Takeover Offer plus 10% (calculated on a VWAP basis), the Redemption Amount shall be $1.04;
(d) if the Wrightson Shares are still listed on the NZX on the relevant Redemption Date and the market price for Wrightson Shares on the NZX is more than or equal to the offer price for the Partial Takeover Offer plus 10% (calculated on a VWAP basis), the Redemption Amount shall be:
  (i) in respect of 3-Year Redeemable Preference Share: $1.04; and
  (ii) in respect of 5-Year Redeemable Preference Share: $1.08;
(e) notwithstanding paragraphs (a) to (d) of this definition, if the Redemption Date is an early Redemption Date pursuant to Condition 7.2, 7.3, 7.4 or 7.5, the Redemption Amount shall be the sum of any Dividends accrued up until the Redemption Date but unpaid and:
  (i) in respect of 3-Year Redeemable Preference Share: $1.04; and
  (ii) in respect of 5-Year Redeemable Preference Share: $1.08;

Redemption Date means, in relation to a 3-Year Redeemable Preference Share, 15 April 2007 and, in relation to a 5-Year Redeemable Preference Share, 15 April 2009, or such other date on which the Redeemable Preference Share is redeemed or required to be redeemed pursuant to these Conditions, provided that if any such date is not a Business Day, then the Redemption Date shall be the next Business Day;
Registrar means Computershare Investor Services Limited, in its capacity as such under the Agency Agreement;
Rural Portfolio Investments means Rural Portfolio Investments Limited;
Scheduled Dividend Payment Dates is as defined in the definition of Dividend Payment Dates;
Security Trust Deed means the security trust deed dated on or about the date of the Offer Document between the Company, Rural Portfolio Investments and the Security Trustee for the benefit of the holders of the Redeemable Preference Shares;
Security Trustee means Trustees Executors Limited;
Special Resolution means a Special Resolution of Holders passed in accordance with the Company's constitution;
Supplementary Dividend means a supplementary dividend as defined in the Income Tax Act 1994;
Threshold Percentage means 10 per cent, except that, for the purposes of determining whether a company is a Material Subsidiary for the purposes of Condition 7.1.3, the Threshold Percentage shall be 20 per cent;
VWAP means the volume weighted average price of Wrightson Shares over the 30 Business Day period prior to and excluding the relevant Redemption Date, provided that, if the volume of Wrightson Shares traded on the NZX within such 30 Business

Day period is less than 750,000, VWAP shall be calculated over a 45 Business Day period instead;

Wrightson means Wrightson Limited;

Wrightson Group means the group of companies comprised of Wrightson and its subsidiaries (as defined in the Companies Act); and

Wrightson Shares means the ordinary shares in Wrightson.

2.2 Capitalised terms used in these Conditions and not otherwise defined in these Conditions shall, unless the context otherwise requires, have the meanings specified in the body of the Company's Constitution.

3. DIVIDENDS

3.1 PAYMENT OF DIVIDEND AMOUNTS:

Subject to Condition 3.2 and Condition 8, each Holder will be entitled to receive on each Dividend Payment Date in respect of the Dividend Period ending on the day prior to such Dividend Payment Date, a preferential Dividend in Dollars and Imputation Credits in respect of each Redeemable Preference Share held by it in an amount equal to the Dividend Amount.

3.2 PAYMENT OF FIRST DIVIDEND:

The Dividend Amount payable on the first Dividend Payment Date shall be paid to the initial Holder, whether or not the Holder on that date is the initial Holder.

3.3 SUPPLEMENTARY DIVIDENDS:

Supplementary Dividends may be paid in respect of Dividends, subject to the requirements of law.

3.4 COMPLY WITH LAWS:

In paying Dividends the Company must comply with all applicable laws.

3.5 ANY DIVIDEND PAYABLE ON REDEMPTION:

The Dividend to be paid on any Redeemable Preference Share on its Redemption Date (that date also being a Dividend Payment Date) is to be paid immediately before payment of the Redemption Amount of that Redeemable Preference Share.

3.6 DIVIDEND AMOUNT TO BE FULLY CREDITED:

All Dividends (other than Supplementary Dividends (if any)) will be Fully Credited.

3.7 IMPUTATION CREDITS SHORTFALL: If:

(a) all or any part of a Dividend Amount is not Fully Credited, or

(b) in respect of all or any part of the cash component of a Dividend Amount, the amount is Fully Credited but Holders generally are subsequently denied the benefit of Imputation Credits because of any provision in Part G of the Income Tax Act 1994 (or in any successor to that Part),

the Company will pay to each Holder an amount in dollars equal to the shortfall in Imputation Credits of which Holders would otherwise have had the benefit. The amount payable under this Condition 3.7:

(c) is due on the Dividend Payment Date for the Dividend Amount and, to the extent paid, substitutes for or replaces the corresponding obligations of the Company under Condition 3.6, and

(d) will be regarded as a variation in the rate at which Dividends are calculated.

4. PRIORITY OF DIVIDENDS

Each Dividend will rank for payment in priority to the rights in respect of dividends and the rights (if any) in respect of interest on arrears thereof of all holders of other classes of shares of the Company other than Redeemable Preference Shares in relation to which they will rank for payment at least equally.

5. MEETING OF HOLDERS AND VOTING RIGHTS

5.1 Meetings of Holders: All meetings of the Holders shall be convened in the manner prescribed in section 121 of the Companies Act and the Company's Constitution and the proceedings at any meetings of the Holders shall be those set out in the First Schedule of the Companies Act, except to the extent that the Company's Constitution provides otherwise.

5.2 Voting Rights at general meetings of the Company: Without prejudice to the rights of a Holder under section 117 of the Companies Act, a Holder has no rights to vote on a poll at a meeting of the Company on any resolution (as described in section 36(1)(a) of the Companies Act).

6. REDEMPTION OF REDEEMABLE PREFERENCE SHARES

The Company must redeem each Redeemable Preference Share on the relevant Redemption Date and immediately after payment of the Dividend Amount due on that date. The amount payable on redemption of each Redeemable Preference Share will be the Redemption Amount. In redeeming Redeemable Preference Shares the Company must comply with all applicable laws.

7. REDEMPTION

7.1 EVENTS OF DEFAULT:

The occurrence of any of the following events (whether or not within the control of the Company) will constitute an Event of Default:

7.1.1 **Non Payment of Redemption Amount:** the Company fails to pay any part of the Redemption Amount of any Redeemable Preference Share on its due date (or within two Business Days after its due date where non payment on its due date has arisen solely by reason of a technical, computer or similar error outside the control of the Company); or

Terms of Issue of Redeemable Preference Shares – continued

7.1.2 **Non-payment:** the Company fails to pay any Dividend or other amount due and payable under the Redeemable Preference Share within ten Business Days after its due date; or

7.1.3 **Cessation of business or dissolution:** the Company, Rural Portfolio Investments, Wrightson or a Material Subsidiary ceases or threatens to cease to carry on all or substantially all of its business or operations, or an application or an order is made, or a resolution is passed, for the dissolution of the Company, Rural Portfolio Investments, Wrightson or a Material Subsidiary except, in each case for the purpose of, and followed by, an amalgamation or solvent reconstruction on terms previously approved by a Special Resolution of Holders; or

7.1.4 **Receiver, etc:** an encumbrancer takes possession, or a trustee, receiver, receiver and manager, administrator, inspector under any companies or securities legislation, or similar official, is appointed in respect of the Company, Rural Portfolio Investments, Wrightson or a Material Subsidiary of the whole or any part of their respective assets; or

7.1.5 **Statutory management:** any step is taken to appoint, or with a view to appointing, a statutory manager (including the making of any recommendation in that regard by the Securities Commission) under the Corporations (Investigation and Management) Act 1989 in respect of the Company, Rural Portfolio Investments, Wrightson or a Material Subsidiary or any of them are declared at risk pursuant to the provisions of that Act; or

7.1.6 **Insolvency:** the Company, Rural Portfolio Investments, Wrightson or a Material Subsidiary is declared or becomes bankrupt or insolvent, is unable to pay its debts when they fall due, or is presumed unable to pay its debts in accordance with section 287 of the Companies Act, or enters into dealings with, or for the benefit of, any of its creditors with a view to avoiding, or in expectation of, insolvency, or makes a general assignment or an arrangement, compromise or composition with or for the benefit of any of its creditors, or stops or threatens to stop payments generally; or

7.1.7 **Security Trust Deed:** an Enforcement Event has occurred within the meaning of the Security Trust Deed.

7.2 REDEMPTION:

If an Event of Default described in Condition 7.1 above has occurred, the Redeemable Preference Shares are immediately redeemable, and that date will become the Redemption Date.

7.3 REDEMPTION DUE TO LAW CHANGE:

7.3.1 If there is a change in law which has or will have a material adverse effect on the cost to the Company of meeting its obligations in respect of the Redeemable Preference Shares (including any cost resulting from Condition 3.7 of obtaining funding from the issue of the Redeemable Preference Shares) then the Redeemable Preference Shares will become redeemable at the option of the Company which may exercise such option by giving notice in writing to the Holders that the Redeemable Preference Shares will be redeemed on the date specified in the notice.

7.3.2 The date for redemption specified in Condition 7.3.1 will become the Redemption Date.

7.3.3 In this Condition 7.3, the term change in law means:

(i) a change or clarification in law (statutory or otherwise), or

(ii) a judicial decision, or

(iii) the promulgation or withdrawal of an official administrative directive,

of New Zealand but does not include a change in New Zealand income tax rates.

7.4 COMPANY'S GENERAL REDEMPTION OPTION:

The Company may redeem all or any part of the Redeemable Preference Shares after 15 April 2005 upon 45 days' irrevocable notice in writing to the Holder of the relevant Redeemable Preference Shares. If the Company redeems any Redeemable Preference Shares in accordance with this Condition, it will give notice to the Holders specifying the Redeemable Preference Shares to be redeemed in accordance with this Condition and the date of redemption of the Redeemable Preference Shares, and that date will become the Redemption Date for the Redeemable Preference Shares to be redeemed. If the Company redeems part only of the Redeemable Preference Shares, in accordance with this Condition, then any such redemption will be *pro rata* across the Redeemable Preference Shares of the relevant series, except that the Company may redeem in full the Redeemable Preference Shares of a Holder whose resultant holding would otherwise be below 1,000 Redeemable Preference Shares. No partial redemption of Redeemable Preference Shares will be permitted if the Redeemable Preference Shares are not "non-participating redeemable shares" for New Zealand income tax purposes, unless the partial redemption satisfies one of the "bright line" tests in section CF 3(1)(b)(i) of the Income Tax Act 1994.

7.5 COMPANY'S REDEMPTION OPTION FOLLOWING TAKEOVER OFFER:

In the event that a party not associated with the Company or Rural Portfolio Investments makes a full takeover offer for all of the issued voting shares in Wrightson or an arrangement equivalent to a full takeover of Wrightson by a party not associated with the Company or Rural Portfolio Investments is proposed by such party, Rural Portfolio Investments or the Company (as applicable) may, at its option, accept the full takeover offer or equivalent arrangement, and following such acceptance the Company shall redeem all, but not some only, of the Redeemable Preference Shares. If the Redeemable Preference Shares are so redeemed, the Redemption Date shall be the date that is five Business Days after Rural Portfolio Investments or the Company (as applicable) receives the proceeds of sale of its shares in Wrightson.

7.6 REDEMPTION AMOUNT BECOMES DEBTS DUE:

Nothing in Conditions 7.1 to 7.5 (inclusive) prevents the Redemption Amount of a Redeemable Preference Share becoming a debt due and payable to the Holder where the Company fails to redeem that Redeemable Preference Share on its Redemption Date.

8. PAYMENTS

Subject to Condition 3.2 and the provisions of this Condition and in accordance with Condition 10:

8.1 RECORD DATE:

All payments in respect of a Redeemable Preference Share will be paid to the Holder entered in the Register as the Holder of that Redeemable Preference Share as at the close of business on the Friday immediately before the date seven Business Days prior to the relevant payment date or if such Friday is not a Business Day, the first Business Day preceding such Friday (the "Record Date"), notwithstanding any notice the Company or the Registrar may have of any subsequent transfer;

8.2 CHEQUE OR DIRECT DEBIT:

Payment is to be made by cheque or direct bank credit;

8.3 JOINT HOLDERS:

If several persons are entered in the Register as joint Holders then, without prejudice to Conditions 8.1 or 10, the payment to any one of such persons of amounts payable in respect of those Redeemable Preference Shares shall be as effective a discharge of the Company's obligations (to the extent of such payment) as if the payee was the sole Holder.

9. DEDUCTIONS OR WITHHOLDINGS

Without limiting any other terms and conditions which may be set out or referred to in the Offer Document or any other offer document distributed by the Company in respect of Redeemable Preference Shares:

9.1 FREE AND CLEAR:

All sums payable by the Company in respect of Redeemable Preference Shares (except to the extent referred to below and/or required by law) shall be paid:

(a) free of any restriction or condition;
(b) free and clear and without any deduction or withholding on account of any tax; and
(c) without deduction or withholding on account of any other amount whether by way of set-off or otherwise.

9.2 RESIDENT WITHHOLDING TAX:

Subject to the requirements of law from time to time, except where the Company Fully Credits the applicable Dividends, New Zealand resident withholding tax will be deducted from all Dividends paid to persons who are resident in New Zealand for tax purposes, unless the Company is satisfied by the person entitled to the Dividend, at least 15 Business Days prior to the relevant Dividend Payment Date, that such deductions are not required by law.

9.3 NON-RESIDENT WITHHOLDING TAX:

Subject to the requirements of law from time to time, New Zealand non-resident withholding tax will be deducted from all Dividends paid to persons who are not resident in New Zealand for tax purposes.

9.4 DEDUCTIONS:

Deductions of non-resident or resident withholding tax will be made at the maximum rates from time to time applicable unless the person entitled to the Dividend provides evidence satisfactory to the Company or the Registrar that a lesser rate is applicable. The Company and the Registrar will be entitled to rely upon information given by the person entitled to a Dividend as to that person's tax residency when making any deductions of resident or non-resident withholding tax.

10. METHOD OF PAYMENT

10.1 Subject to Condition 3.2 all sums payable by the Company in respect of Redeemable Preference Shares may be paid:

(a) **Cheque:** by cheque crossed "not transferable", sent through the post to the registered address of the Holder; or

(b) **Direct Credit:** by direct bank credit to such bank account in New Zealand as the Holder or joint Holders may in writing direct prior to the relevant Record Date,

in each case in accordance with the terms of the Agency Agreement.

Terms of Issue of Redeemable Preference Shares – continued

10.2 Every such cheque shall be made payable to the order of the person to whom it is sent or presented or to such other person as the Holder may in writing direct and payment of such cheque to the Holder, or to such other person as the Holder may so direct, shall be a satisfaction of the sum in respect of which it was drawn.

11. RESTRICTION ON TRANSFER OF REDEEMABLE PREFERENCE SHARES

Redeemable Preference Shares may not be transferred unless the number of Redeemable Preference Shares being transferred in any Class is a whole multiple of 250 and the transferor and the transferee will, immediately after the transfer, each hold at least 1,000 Redeemable Preference Shares in that Class, provided that nothing in this Condition shall prevent a holder of Redeemable Preference Shares transferring all of his, her or its Redeemable Preference Shares in a Class and thereby ceasing to be a holder of Redeemable Preference Shares in that Class.

12. INSPECTION OF DOCUMENTS

Copies of the Agency Agreement, the Security Trust Deed and *the Offer Document shall be available for inspection on any* Business Day during normal office hours (9.00am-5.00pm) at the registered office of the Company which, as at the date of this Offer Document is 10th Floor, John Wickliffe House, 275 Princes Street, Dunedin, or at the office of the Registrar which, as at the date that the Company's Constitution was adopted by the Company, is Level 2, 159 Hurstmere Road, Takapuna, North Shore City.

13. PRIORITY RIGHTS TO FURTHER PUBLIC OFFER

If there is an initial public offer of the ordinary shares in the Company, accompanied by quotation of those shares on the NZX, or any other recognised exchange, the Company will ensure that a minimum of 19.9% of those ordinary shares will be offered on a pro-rata basis to holders of the Redeemable Preference Shares at a 5% discount to the initial public offer price.

14. DEFAULT INTEREST

14.1 If the Company fails to pay a Holder any sum other than the Redemption Amount payable by it under these Conditions (including any Dividend) when due (including when due under Condition 3.7), the Company will pay default interest on the overdue amount for the period beginning on its due date and ending on the date of receipt of the overdue amount by the Holder (both before and after any judgment).

14.2 The rate of default interest payable under this Condition 14 will be *the aggregate of 5% and:*

(a) the bid settlement rate (rounded upwards, if necessary, to the nearest four decimal places) as displayed at or about 10:45 am on the first day of the default period on the Reuters Monitor Page BKBM (or its successor page) for bank accepted bills of exchange having a tenor of one month, or

(b) if there is no such rate displayed for bank accepted bills of exchange having a tenor of one month, then the rate will be the average (rounded upwards as aforesaid) of the buy rates quoted to the Security Trustee by three Registered Banks as at or about that time on the first day of the default period for bank accepted bills of exchange having a tenor of one month.

14.3 Default interest payable under Condition 14.1 will be payable on the last day of each month of the default period and on the date of receipt of the overdue amount by the Holder. Any interest which is not paid when due will be added to the overdue amount and will itself bear interest in accordance with this Condition 14.1.

14.4 To the extent that the default interest is a dividend for New Zealand tax purposes:

(a) the payment of default interest will be regarded as a variation in the rate at which Dividends are calculated, and

(b) the Company may, at its election, attach Imputation Credits to the default interest amount and, to the extent such Imputation Credits are validly attached, the attachment of each one dollar of credits will substitute for and satisfy the obligation to pay one dollar of default interest.



Financial Information –

Rural Portfolio Investments Limited

Consolidated Statement of Financial Performance

For the eight month period ended 31 March 2004

	Notes	Group 2004 $000	Parent 2004 $000
Operating revenue	1	570	570
Operating expenses	2	(291)	(291)
OPERATING SURPLUS BEFORE TAXATION		279	279
Taxation expense	3	–	–
NET SURPLUS AFTER TAXATION		279	279
EXTRAORDINARY ITEMS		–	–
NET SURPLUS AFTER TAXATION AND EXTRAORDINARY ITEMS		279	279

Consolidated Statement of Movements in Equity

For the eight month period ended 31 March 2004

	Notes	Group 2004 $000	Parent 2004 $000
Net surplus		279	279
TOTAL RECOGNISED REVENUES AND EXPENSES		279	279
Total contributions from owners	4	40,000	40,000
Total distributions to owners		–	–
EQUITY AT BEGINNING OF THE PERIOD		–	–
EQUITY AT THE END OF THE PERIOD		40,279	40,279

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 March 2004

	Notes	Group 2004 $000	Parent 2004 $000
ASSETS			
CURRENT ASSETS			
Bank balances		3	3
On Demand Deposit – Aorangi Laboratories Limited	10	12,706	12,706
Receivables and prepayments	5	531	531
TOTAL CURRENT ASSETS		13,240	13,240
NON-CURRENT ASSETS			
Listed Share Investments	6	27,626	27,626
Investment in Subsidiaries	6	–	–
TOTAL NON-CURRENT ASSETS		27,626	27,626
TOTAL ASSETS		40,866	40,866
LIABILITIES			
CURRENT LIABILITIES			
Payables and accruals	7	587	587
TOTAL CURRENT LIABILITIES		587	587
NON CURRENT LIABILITIES		–	–
TOTAL LIABILITIES		587	587
NET ASSETS		40,279	40,279
EQUITY			
Share Capital	4	–	–
Redeemable Preference Shares	4	40,000	40,000
Retained Earnings		279	279
TOTAL EQUITY		40,279	40,279

CONSOLIDATED STATEMENT OF CASH FLOWS

For the eight month period ended 31 March 2004

	Notes	Group 2004 $000	Parent 2004 $000
NET CASH FROM/(USED IN) OPERATING ACTIVITIES			
Cash provided from:			
Dividend income received		69	69
Interest income received		0	0
Cash applied to:			
Payments to suppliers		(289)	(289)
Interest expense paid		(12)	(12)
NET CASHFLOW USED IN OPERATING ACTIVITIES	11	(232)	(232)
NET CASH USED IN INVESTING ACTIVITIES			
Cash applied to:			
Purchase of Investments		(26,218)	(26,218)
Transaction costs capitalised to Investments		(841)	(841)
Net cashflow used in investing activities		(27,059)	(27,059)
NET CASH FROM FINANCING ACTIVITIES			
Equity issued		40,000	40,000
NET CASH FLOW FROM FINANCING ACTIVITIES		40,000	40,000
NET INCREASE IN CASH BALANCES		12,709	12,709
Opening balances		0	0
CLOSING BALANCES		12,709	12,709
REPRESENTED BY:			
Bank balances		3	3
On Demand Deposit – Aorangi Laboratories Limited	10	12,706	12,706
Closing Balances		12,709	12,709

Statement of Significant Accounting Policies

For the eight month period ended 31 March 2004

(A) BASIS OF PREPARATION

Rural Portfolio Investments Limited is a company domiciled in New Zealand and registered under the Companies Act 1993. The Company is a reporting entity for the purposes of the Financial Reporting Act 1993 and its financial statements comply with that Act.

The financial statements represent the consolidated financial statements of Rural Portfolio Investments Limited and its 100% subsidiary Rural Portfolio Investment Management Limited. The financial statements for Rural Portfolio Investments Limited (the "Group") comprise statements of the following: significant accounting policies; financial performance; movements in equity; financial position; as well as the notes to these statements.

The financial statements have been prepared in accordance with generally accepted accounting practice in New Zealand.

The financial statements are prepared on the basis of historical cost.

(B) BASIS OF PREPARING CONSOLIDATED FINANCIAL STATEMENTS

Subsidiaries are those entities controlled, directly or indirectly, by the Company. The financial statements of subsidiaries are included in the consolidated financial statements using the purchase method of consolidation.

The effects of intra-group transactions are eliminated in preparing the consolidated financial statements.

(C) INVESTMENTS

Listed share investments are stated at cost, including the cost of acquisition, commissions and other costs relating to the purchase of those shares.

(D) RECEIVABLES

Receivables are stated at estimated net realisable value.

(E) IMPAIRMENT

If the estimated recoverable amount of an asset is less than its carrying amount, the asset is written down to its estimated recoverable amount and an impairment loss is recognised in the statement of financial performance.

(F) PROVISIONS

Provisions are recognised only in those circumstances where the Company has a present obligation as a result of a past event.

(G) TAXATION

Income tax expense is recognised on the operating profit before taxation, adjusted for permanent differences between taxable and accounting income. Deferred tax is calculated using the comprehensive basis under the liability method. This method involves recognising the tax effect of all timing differences between accounting and taxable income as a deferred tax asset or liability in the statement of financial position. The future tax benefit or provision for deferred tax is stated at the income tax rates prevailing at balance date.

Future tax benefits are not recognised unless realisation of the asset is virtually certain.

Future tax benefits and provisions for deferred tax are not offset if they arise in different tax jurisdictions.

(H) DIVIDEND INCOME

Dividend Income is recognised in the Statement of financial performance on the date that the dividend is declared or where more appropriate on the last date to register for the dividend. Dividends are recorded net of imputation credits received.

(I) DIFFERENTIAL REPORTING

The Company qualifies for differential reporting exemptions as all shareholders are Directors of the Company and the Company does not meet the 'large' criteria. The Company has taken advantage of all available differential reporting exemptions allowed under the framework for differential reporting with the exception of FRS-19 Accounting For Goods and Services Tax, SSAP 12 Accounting for Income Tax, FRS 10 Statement of Cash flows, and SSAP 22 Related Party Disclosures which have fully complied with.

(J) CHANGES IN ACCOUNTING POLICY

As this is the first period of operation for the company, there are no changes in accounting policies.

(K) FIRST PERIOD OF OPERATION

The Company was incorporated on 6 August 2003, and there are no comparatives relevant for the 2003 period. The results shown are for the eight month period to 31 March 2004.

Notes to the Consolidated financial statements

	Notes	Group 2004 $000	Parent 2004 $000
1. OPERATING REVENUES			
Operating revenue comprises:			
Dividends received		520	520
Interest received	10	50	50
Other operating revenue		–	–
OPERATING REVENUE		570	570
2. OPERATING EXPENSES			
Operating expenses include:			
Audit fees		20	20
Directors' fees		–	–
Interest expense:			
Borrowings	10	12	12
3. TAXATION			
Operating surplus before taxation		279	279
Imputation Credits on dividends received		256	256
Adjusted operating surplus before taxation		535	535
Add back permanent differences		9	9
Taxable Income		544	544
Taxation at 33%		179	179
Less Imputation credits on dividends received		(256)	(256)
Plus Imputation credits converted to losses		77	77
TAX EXPENSE		–	–
TAX LOSSES CARRIED FORWARD			
Opening balance		–	–
Imputation credits converted to losses at 33%		232	232
CLOSING BALANCE		232	232

The ability to utilise these losses depends on the generation of sufficient assessable income and the Company meeting shareholder continuity requirements.

	Notes	Group 2004 $000	Parent 2004 $000
3. TAXATION – CONTINUED			
IMPUTATION CREDITS			
Opening balance		–	–
Imputation credits on dividends received		256	256
CLOSING BALANCE		256	256
The imputation credit account is not recorded in the financial statements.			
4. CAPITAL			
ISSUED AND PAID UP ORDINARY CAPITAL			
Balance at the beginning of year		–	–
Shares issued during the year		–	–
BALANCE AT END OF THE YEAR		–	–
On 6 August 2003, 100 ordinary shares were issued for cash at $1.00 per share. All shares have equal voting rights and share equally in dividends and surplus on winding up.			
Redeemable Preference Shares			
Balance at the beginning of year		–	–
Shares issued during the year		40,000	40,000
Balance at end of the year		40,000	40,000

On 5 March 2004, 400 redeemable preference shares were issued for cash at $100,000.00 per share. These shares have no voting rights, and will be redeemed at the sole discretion of the Company at the issue price. Dividends are payable to the holders of these shares at the discretion of the Board. On liquidation or winding up of the Company, the assets of the Company available for distribution will be applied in priority basis to the holders of the Redeemable Preference Shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

	Notes	Group 2004 $000	Parent 2004 $000
5. RECEIVABLES AND PREPAYMENTS			
Dividend receivable		451	451
Interest due from shareholder	10	50	50
GST Refund due		30	30
TOTAL RECEIVABLES AND PREPAYMENTS		531	531
6. INVESTMENTS			
Listed Share Investments are publicly traded investments with the following values:			
Carrying value at cost		27,626	27,626
Market value as at 31 March 2004		21,538	21,538

At balance date, the Company owns a 12.945% holding in Wrightson Limited representing 18,038,601 shares.
The company holds a 100% investment in a subsidiary called Rural Portfolio Investments Management Limited. This company was incorporated on 26 March 2004 and did not trade during the period.

	Notes	Group 2004 $000	Parent 2004 $000
7. PAYABLES AND ACCRUALS			
Trade payables		–	–
Accruals		587	587
Other		–	–
Total payables and accruals		587	587

8. CONTINGENT LIABILITIES

The Company has no contingent liabilities or capital commitments at balance date.

9. SUBSEQUENT EVENTS

The Company intends to make a partial takeover offer for 50.01% of the shares of Wrightson Limited during April 2004. The partial takeover offer will be at $1.50 per share. A partial takeover offer document will be issued and a combined prospectus and investment statement for the offer of Redeemable Preference Shares will be registered at the Companies Office. These documents will make public further details regarding this offer.

Subsequent to balance date, the subsidiary company Rural Portfolio Investments Management Limited changed its name to Rural Portfolio Investments Securities Limited.

10. RELATED PARTY TRANSACTIONS

The Company has entered into the following material related party transactions during the period ended 31 March 2004:

- The Company pays a management fee, calculated on a commercial basis, to a shareholder company MCN Rural Investments Limited. The fee for the period ended 31 March 2004 was $250,000.
- The Company paid interest to a shareholder company, Aorangi Laboratories Limited on a short term loan, prior to the issue of the Redeemable Preference Shares. Interest was charged based on commercial rates and totalled $12,015 for the period ended 31 March 2004.
- During the period ended 31 March 2004 shareholders made interest free advances to the Company.
- At period end, the Company holds funds on demand deposit with a shareholder company, Aorangi Laboratories Limited. Interest is paid to the Company based on commercial rates. Interest accrued to 31 March 2004 totalled $50,075. The demand deposit is unsecured.
- Directors, Mr J B McConnon and Mr M C Norgate are shareholders of Aorangi Laboratories Limited, and MCN Rural Investments Limited respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

11 NET CASH FLOW FROM/(USED IN) OPERATING ACTIVITIES

The following is a reconciliation between the surplus after tax income shown in the statement of financial performance and the net cash flow from/(used in) operating activities.

	Notes	Group 2004 $000	Parent 2004 $000
NET SURPLUS AFTER TAXATION		279	279
ITEMS CLASSIFIED AS INVESTING ACTIVITIES			
Transaction costs capitalised to Investments		(567)	(567)
		(567)	(567)
MOVEMENT IN WORKING CAPITAL			
Increase in Receivables		(531)	(531)
Increase in Payables		587	587
		56	56
NET CASH USED IN OPERATING ACTIVITIES		(232)	(232)

Glossary of Terms

Term	Definition
Additional Wrightson Shares	Such number of shares in Wrightson as are required to take Rural Portfolio Investments' holding to 50.01% of the voting rights in Wrightson.
Allotment Date	Means, in respect of the relevant Offer, the date on which Redeemable Preference Shares are allotted.
Applicant	A person who applies for Redeemable Preference Shares pursuant to this Offer.
Application	An application for Redeemable Preference Shares pursuant to this Offer.
Application Form	The Exchange Offer and Priority Offer Application form or the Broker Firm Offer & General Offer Application form, as the case may be, each as contained in or accompanying this Offer Document.
Application Price	The price per Redeemable Preference Share, being $1.00.
Bridge Facility	The facility established with the Bridge Financier under which Rural Portfolio Investments may borrow up to $70 million to purchase the Additional Wrightson Shares and to pay various costs associated with the Partial Takeover Offer and this Offer.
Bridge Financier	ABN AMRO Bank N.V. (acting through its New Zealand branch).
Bridge Security	Means the general security deeds, specific security deed and guarantee, in relation to the Bridge Facility, that are described on pages 39 to 43.
Broker Firm Offer	The offer of Redeemable Preference Shares under the Offer (excluding any not taken up under the Exchange Offer and Priority Offer) allocated to NZX Firms and other approved parties on a firm allocation basis.
Broker Firm Offer Closing Date	Means the date specified on page 3.
business day	Means a day (other than a Saturday or Sunday) on which registered banks are generally open for business in Auckland and Wellington.
Directors	Members of the board of directors of RPI Securities and/or Rural Portfolio Investments (as the context requires).
Dividend Rate	Means the date set out the Dividend Rate Set Date in respect of each series of Redeemable Preference Shares.
Dividend Escrow Account	Means an account of Rural Portfolio Investments into which dividends received on Wrightson shares are paid.
Dividend Rate Set Date	Means the date specified on page 3.
Enforcement Event	Means an event giving rise to a right to enforce the Security Trust Deed.
Exchange Offer	The offer of Redeemable Preference Shares to Wrightson shareholders being made pursuant to the Partial Takeover Offer and this Offer Document.
Exchange Offer Closing Date	Means the date specified on page 3.
Five-Year Swap Rate	Means the average of the bid and offered swap rate displayed at or about 11.00am on Reuters page FISSWAP for an interpolated interest rate swap with a maturity date approximately equal to the maturity of the 5-Year Redeemable Preference Shares, adjusted for a semi-annual dividend payment, as calculated by the Joint Lead Managers.
General Offer	The offer of Redeemable Preference Shares under the Offer (excluding any not taken up under the Exchange Offer, Priority Offer and Broker Firm Offer) offered to members of the public on a "public pool" basis.
General Offer Closing Date	Means the date specified on page 3.
Initial Holders	Investors who subscribe for and are allotted Redeemable Preference Shares under the Offer.
Joint Lead Managers	ABN AMRO Craigs Limited and ABN AMRO Rothschild.
NZDX	The New Zealand Debt Exchange, a market operated by NZX.
NZX	New Zealand Exchange Limited.
Offer	The offer of Redeemable Preference Shares under this Offer Document.
Offer Document	This combined prospectus and investment statement dated 19 April 2004.
Organising Broker	Means ABN Amro Craigs Limited.
Partial Takeover Offer	Means the partial takeover offer being made by Rural Portfolio Investments for such number of the issued shares in Wrightson which would, when taken together with the Wrightson shares already held by Rural Portfolio Investments, result in Rural Portfolio Investments holding 50.01% of the voting rights in Wrightson.

98

Glossary of Terms – continued

Term	Definition
Partial Takeover Offer Document	Means the takeover offer document, issued by Rural Portfolio Investments, pursuant to the Takeovers Code, in respect of the Partial Takeover Offer.
Permitted Investments	The investments in which Rural Portfolio Investments is entitled to invest over-subscriptions in accordance with the Security Trust Deed being further Wrightson shares, deposits with, or securities issued by, an A+ rated bank, New Zealand Government Stock or the Redeemable Preference Shares.
Priority Offer	Means the offer to Wrightson shareholders who wish to increase their holding in Redeemable Preference Shares above their Exchange Offer entitlement to participate in a priority allocation, pursuant to this Offer Document.
Priority Offer Closing Date	Means the date specified on page 3.
Record Date	Means, in relation to a dividend payment, 5.00 pm on the Friday which is not less than seven business days prior to the due date for payment (or, if that Friday is not a business day, the first business day preceding that Friday)
Redeemable Preference Shares	Means the redeemable preference shares issued by RPI Securities pursuant to this Offer Document.
Redemption	Means payment of the Redemption Amount.
Redemption Amount	The amount payable upon Redemption of the Redeemable Preference Shares in accordance with their respective terms of issue and this Offer Document.
Registrar	RPI Securities' share registrar – Computershare Investor services Limited.
Relevant Wrightson Shares	Has the meaning ascribed to that term on page 4 of this Offer Document.
RPI Loan Agreement	The loan agreement entered into between RPI Securities (as lender) and Rural Portfolio Investments (as borrower) under which subscription proceeds of the Redeemable Preference Shares are advanced to Rural Portfolio Investments or any loan agreement between those parties which refinances such advances.
RPI Securities	Rural Portfolio Investments Securities Limited.
RPI Securities Exemption Notice	Means the Securities Act (Rural Portfolio Investments Securities Limited and Rural Portfolio Investments Limited) Exemption Notice 2004.
RPS Secured Property	Means the Relevant Wrightson Shares together with the rights in respect of the Dividend Escrow Account and Permitted Investments.
Rural Portfolio Investments	Rural Portfolio Investments Limited.
Rural Portfolio Investments Group or Group	Means the group of companies comprised of Rural Portfolio Investments and its wholly-owned subsidiary RPI Securities.
Secured Liabilities	Means the obligation to pay dividends on the Redeemable Preference Shares, the payment of cash in substitution for any shortfall in the attachment of imputation credits to dividends on the Redeemable Preference Shares, and the redemption (or the payment of any amount on the redemption) of the Redeemable Preference Shares.
Securities Regulations	Securities Regulations 1983.
Security Priority Deed	The deed dated 19 April 2004 between the Bridge Financier, the Security Trustee, Rural Portfolio Investments and RPI Securities agreeing the priority of the security held by each of the Bridge Financier and the Security Trustee over the assets of Rural Portfolio Investments and RPI Securities and regulating the exercise of rights under those securities.
Security Trustee	Means Trustees Executors Limited or any successor security trustee appointed pursuant to the Security Trust Deed.
Security Trust Deed	Means the security trust deed dated 19 April 2004 between the Security Trustee, RPI Securities and Rural Portfolio Investments.
series	Means each of the 3-Year Redeemable Preference Shares and 5-Year Redeemable Preference Shares issued pursuant to the Offer.
Takeover Consideration	The consideration payable to Wrightson shareholders accepting the Partial Takeover Offer for their Wrightson shares.
Takeover Offer Record Date	Has the meaning ascribed to that term in the Partial Takeover Offer Document.
Three-Year Swap Rate	Means the average of the bid and offered swap rate displayed at or about 11.00am on Reuters page FISSWAP for an interpolated interest rate swap with a maturity date approximately equal to the maturity of the 3-Year Redeemable Preference Shares, adjusted for a semi-annual dividend payment, as calculated by the Joint Lead Managers.
Underwriter	ABN AMRO Rothschild
Wrightson	Wrightson Limited

Application Instructions

1. GENERAL:

Applications to subscribe for the Redeemable Preference Shares must be made on the Application Form for the appropriate offer (ie. Exchange Offer, Priority Offer, Broker Firm Offer or General Offer) included with and forming part of this Offer Document, and in accordance with the Application terms set out on the back of the relevant Application Form.

2. CORRECT APPLICATION FORM:

Ensure that you use the correct Application Form. The blue Exchange Offer & Priority Offer Application Form may only be used by existing Wrightson shareholders to apply under the Exchange Offer and the Priority Offer. This form must not be used under the Broker Firm Offer or the General Offer.

The white Broker Firm Offer and General Offer Application Form can only be used by investors who are applying under the Broker Firm Offer or the General Offer.

3. INSERT DETAILS:

Insert full name(s), address and telephone numbers.

Applications must be in the name(s) of natural persons, companies or other legal entities, up to a maximum of three names per Application. At least one full given name and surname is required for each natural person.

Applications in the name of a minor, fund, estate, business, firm or partnership, club or other unincorporated body cannot be accepted. In those cases, Applications must be made in the individual names(s) of the persons(s) who is (are) the legal guardian(s), trustee(s), proprietor(s), partners(s) or office bearers(s) (as appropriate).

Insert your IRD number.

The existing Common Shareholder Number (CSN) and FASTER Identification Number (FIN) of investors who currently hold New Zealand shares will apply to the Redeemable Preference Shares.

If you have been allocated a shareholder number by the Registrar or have been allocated a CSN, please provide it. If you do not currently have a CSN or FIN from the Registrar, you will be sent both numbers by mail from the Registrar within three weeks of allotment of the Redeemable Preference Shares under this Offer.

4. EXCHANGE OFFER:

No money is payable on Application in respect of the Takeover Consideration for the sale of your Wrightson shares if you are applying to subscribe for Redeemable Preference Shares under the Exchange Offer. However, if you would receive less than 2,000 Redeemable Preference Shares under the Exchange Offer, you may elect to subscribe for sufficient additional Redeemable Preference Shares in order to obtain a minimum of 2,000 shares under the Priority Offer.

Each Application for Redeemable Preference Shares under the Exchange Offer must be for a minimum of 2,000 shares (representing 1,000 of each of the 3-Year and the 5-Year series) and then in multiples of 500 (representing 250 of each of the 3-Year and the 5-Year series).

5. PRIORITY OFFER:

The Priority Offer is restricted to those Wrightson shareholders who have participated in the Exchange Offer and who wish to increase their holding in Redeemable Preference Shares above their Exchange Offer entitlement, including those who wish to subscribe for sufficient additional Redeemable Preference Shares in order to obtain a minimum of 2,000 shares.

Payment of the Application amount must accompany the Exchange & Priority Application Form for each Redeemable Preference Share applied for under the Priority Offer.

6. BROKER FIRM OFFER AND GENERAL OFFER:

Each Application under the Broker Firm Offer and General Offer must be for a minimum of 5,000 Redeemable Preference Shares (representing 2,500 of each of 3-Year and 5-Year series) and then in multiples of 1,000 (representing 500 of each of 3-Year and 5-Year series).

Payment of the application amount must accompany the Broker Firm and General Offer Application Form for each Redeemable Preference Share applied for under the Broker Firm Offer or the General Offer.

7. PAYMENT:

Payment must be in New Zealand dollars and for immediate value. Cheques must be drawn on a registered New Zealand bank.

Cheques must be made out in favour of "RPI Securities RP Share Offer", crossed "Not Transferable" and must not be post dated.

Application Instructions – continued

8. CLOSING DATES:

Completed Application Forms must be sent so as to be received by the Registrar at:
The RPI Securities RP Share Offer
c/- Computershare Investor Services Limited
Level 2, 159 Hurstmere Road
Takapuna
Auckland
Private Bag 92119
Auckland 1020
Telephone 09 4888 777
no later than:

Exchange Offer and Priority Offer: 5.00pm on Wednesday, 2 June 2004.

Broker Firm Offer and General Offer: 5.00pm on Friday, 25 June 2004.

(unless specified otherwise by RPI Securities)

Investors may also lodge Applications with:

- Any NZX Firm
- ABN AMRO Craigs

in time to enable the Application to be forwarded to the Registrar and be received by the applicable Closing Date.

9. DELIVERY:

An Application will constitute an irrevocable offer by the Applicant to acquire the number of Redeemable Preference Shares specified on the Application Form (or such lesser number as RPI Securities and the Joint Lead Managers may determine) on the terms and conditions set out in this Offer Document and on the Application Form.

If you are applying under the Broker Firm Offer, and you have received a firm allocation from an NZX Firm, the Broker Firm Offer and General Offer Application Form should be completed and returned to that NZX Firm, accompanied by your payment, in time to be forwarded to the Registrar before the Broker Firm Offer Closing Date (currently 25 June 2004).

Application Forms and your payment under the Priority Offer, Broker Firm Offer or General Offer may be mailed or delivered to any NZX Firm or ABN AMRO Craigs (as one of the Joint Lead Managers) or the Registrar at the address set out above. The Registrar is not obliged to accept Applications which are received by the Registrar after the applicable closing date.

Moneys received in respect of Applications that are declined in whole or in part will be refunded in whole or in part (as the case may be). Refunds will be posted within five business days after allocation of Redeemable Preference Shares to successful Applicants. No interest or dividends will be paid on any Application moneys refunded to Applicants.

ABN AMRO Craigs Limited
Farming House
102-104 Spring Street
PO Box 13-155
Tauranga
Phone: (07) 577 6049 or 0508 226 226
Facsimile: (07) 571 8625

10. NO LIABILITY:

None of RPI Securities, Rural Portfolio Investments, the Joint Lead Managers, or any of their respective officers, employees, or advisors accepts any liability or responsibility should any person attempt to sell or otherwise deal with Redeemable Preference Shares before the statements confirming allotment are received by the Applicants.

11. INCORRECT FORMS:

If your Application Form is not completed correctly, or if the accompanying payment is for the wrong amount, it may still be treated as valid. RPI Securities' decision as to whether to treat your Application as valid, and how to construe, amend or complete it, shall be final. RPI Securities' decision on the number of Redeemable Preference Shares to be allotted to you shall also be final. Applicants will not, however, be treated as having applied to purchase more Redeemable Preference Shares than the number indicated on the Application Form, or more Redeemable Preference Shares than those for which payment has been made.

12. REFUSAL OF APPLICATIONS:

RPI Securities reserves the right to refuse any Application in whole or in part, without giving any reason.

13. FURTHER INFORMATION:

Further details of how to apply are set out in the Offer Document.

RURAL PORTFOLIO INVESTMENTS SECURITIES LIMITED

EXCHANGE OFFER & PRIORITY OFFER APPLICATION FORM

BROKER'S STAMP

BROKER'S CODE

This Exchange Offer & Priority Offer Application form is attached to the combined Prospectus and Investment Statement (Offer Document) dated 19 April 2004, issued by Rural Portfolio Investments Securities Limited ("RPI Securities"). **This Application Form may only be used by holders of Existing Wrightson Shares to apply under the Exchange Offer and the Priority Offer. This Application Form SHOULD NOT be used to apply under the Broker Firm Offer and General Offer.**
Completed Application forms must be received by the Registrar, Computershare Investor Services, an NZX Firm or the Organising Broker in time for it to be forwarded to the Registrar before the Exchange Offer Closing Date and the Priority Offer Closing Date (each currently 5 pm 2 June 2004). This Application form must not be issued, circulated or distributed unless accompanied by the Offer Document. Please refer to the reverse of this Application Form for additional instructions regarding its completion and lodgement.

1. APPLICANT(S) TO COMPLETE, BLOCK LETTERS – Please enter name(s) in full (including all first names)

Title Legal First Name(s) Legal Family Name

Corporate Name: IRD Number:

Postal Address (including post code)

Ph – Home: ( )

Postcode: Ph – Work: ( )

Email (optional): Fax: ( )

2. COMMON SHAREHOLDER NUMBER (CSN)

If you have been issued with a Common Shareholder Number (CSN) please enter that number or if you already hold shares in a New Zealand company which has Computershare Investor Services as its share register, please enter the shareholder number from your NZ FASTER Shareholding Statement.

3. EXCHANGE OFFER – IMPORTANT – Applicants must complete this section. **Applicants accepting the Exchange Offer, and any additional amount via the Priority Offer below, must have first accepted the partial Takeover Offer by completing the separate Takeover acceptance form at the back of the Partial Takeover Offer Document.**

- If you hold Wrightson shares, and you wish to take part in the Exchange Offer, you must exchange and apply for at least 2,000 Redeemable Preference Shares and thereafter in multiples of 500. The 2,000 Redeemable Preference Shares represent 1,000 Redeemable Preference Shares from each of the 3-Year and 5-Year Maturities and in further multiples of 500 Redeemable Preference Shares (representing 250 Redeemable Preference Shares from each of the Maturities).
- If you hold less than $2,000 worth of Wrightson shares you may only exchange all of your holding and must apply under the Priority Offer for additional Redeemable Preference Shares to take the total Redeemable Preference Shares subscribed for to a minimum of 2,000 Redeemable Preference Shares.

Number of Existing Wrightson Shares Held:

- **This can be obtained from your NZ FASTER Shareholding Statement or the Acceptance Transfer Form attached to the Partial Takeover Offer Document. To ascertain the value of the Wrightson shares you can either refer to the Total Consideration figure on the Acceptance Transfer Form contained with the Partial Takeover Offer documentation or multiply the number of Existing Wrightson Shares held by you by $1.50.**

(Please complete only one of the following alternatives:)

☐ Please Exchange all my Existing Wrightson Shares OR ☐ Please only Exchange the following amount of Takeover Consideration relating to Existing Wrightson Shares:

Please note that because the Redeemable Preference Shares can only be applied for in multiples of 500 (with a minimum of 2,000) any moneys that cannot be applied to Redeemable Preference Shares will be returned within 7 days of the Partial Takeover Offer being declared unconditional.

4. PRIORITY OFFER APPLICATION – The Minimum Investment amount under the offer is 2,000 Redeemable Preference Shares and thereafter in multiples of 500. You may only apply under the priority offer if you have participated in the exchange offer (see above).

- Cheques for additional Redeemable Preference Shares to take the quantity applied for to the minimum holding of 2,000 Redeemable Preference Shares and multiples of 500 thereafter should be made payable to "RPI Securities RP Share Offer" and crossed "Not Transferable".
- Applications under the Priority Offer are for those holders of Wrightson shares who wish to subscribe for more Redeemable Preference Shares than their entitlement under the Exchange Offer.

		NUMBER OF REDEEMABLE PREFERENCE SHARES	PAYMENT $1.00 per REDEEMABLE PREFERENCE SHARE
Total Consideration relating to Wrightson Shares to be Exchanged (Each $1.00 of Total Consideration can be exchanged for one Redeemable Preference Share)(from 3. above):	(a) =		(no payment required for Exchange Offer Shares)
Additional Number of Redeemable Preference Shares Applied For Under Priority Offer:	(b) =		$ ____ (cheque enclosed)
Total number of Redeemable Preference Shares (a+b must be a minimum of 2,000 and multiples of 500):	(a)+(b) =		

5. DIVIDEND PAYMENT INSTRUCTION OPTIONS – (please complete only one option):

Option 1: Payment to my nominated Bank Account

Option 2: Payment to my Cash Management Account with an NZX Firm

Option 3: Pay by cheque to my postal address as stated above

FOR OPTION 1, MY NOMINATED BANK ACCOUNT IS:

Account Name: Bank Branch Account Number Suffix

FOR OPTION 2, MY CASH MANAGEMENT ACCOUNT DETAILS ARE:

Name of NZX Firm where Cash Management Account held: Cash Management Client Account Number:

6. SIGNATURE(S) OF APPLICANT(S)

I/We hereby apply for the Redeemable Preference Shares as set out above subject to the terms and conditions of the Offer Document as issued by RPI Securities and on the reverse of this form. I/We agree to accept the investments as applied for or any lesser amount that may be issued to me. Please read the back of this Broker Firm Offer and General Offer Application Form before signing.

Signature of Applicant: ____ Signature of Applicant: ____ Signature of Applicant: ____

Date: ____ Date: ____ Date: ____

Exchange Offer & Priority Offer Application Instructions

COMPLETING THE APPLICATION FORM

If you have a current Computershare Investor Services Common Shareholder Number (CSN) or shareholder number, you must enter it on the Application Form.

Set out your full name(s), address and telephone number. Applications must be in the name(s) of natural persons, companies or incorporated bodies. At least one full first name and surname is required for each natural person. Applications in the name of a minor, trust, fund or estate, business, firm or partnership, club or other unincorporated body cannot be accepted unless they are made in the individual name(s) of the person(s) who is (are) legal guardian(s), trustee(s), proprietor(s), partner(s) or office bearer(s) as appropriate. A maximum of three applicants can apply jointly.

If you are accepting the Exchange Offer and your Total Consideration is $2,000 or more you must exchange at least $2,000 worth of Total Consideration. If you hold less than $2,000 worth of Total Consideration you may only exchange all of your holding and must apply under the Priority Offer for additional Redeemable Preference Shares to take the total Redeemable Preference Shares subscribed for to a minimum of 2,000 Redeemable Preference Shares.

An Exchange Offer & Priority Offer Application for Redeemable Preference Shares must be for at least 2,000 Shares ($2,000) and thereafter in multiples of 500 Redeemable Preference Shares ($500) (representing equal amounts of each of the 3-Year and 5-Year maturities).

You may only apply under the Priority Offer if you have applied under the Exchange Offer.

Select the payment method by which you wish to receive payments in relation to the Redeemable Preference Shares. If you select payment to your bank account, tick the appropriate box and insert the bank account into which you wish interest payments to be deposited. If you select payment by cheque, tick the appropriate box.

If you currently receive any interest or dividend payments from Computershare Investor Services by direct credit please do not complete this section.

Expressions defined in the Offer Document have the same meaning in this Application Form. This Application form is governed by New Zealand law.

DECLARATION / SIGNING

Read the Exchange Offer & Priority Offer Application form carefully and sign (and date) the form.

The form must be signed by the applicant(s) personally, or by two directors of a company (or one director if there is only one director) or (in either case) by an attorney.

If the Exchange Offer & Priority Offer Application form is signed by an attorney, an original or certified copy of the relevant Power of Attorney must be lodged with the Exchange Offer & Priority Offer Application form (originals will be returned). The attorney must complete the certificate of non-revocation below.

Joint applicants must each sign the Exchange Offer & Priority Offer Application form. Only the address of the first named of the joint applicants will be recorded by the Registrar and all distributions and interest payments, notices etc will be sent to that address.

PAYMENT INSTRUCTIONS UNDER THE PRIORITY OFFER

Payment of the total application amount under the Priority Offer must be made in full and accompany the Application Form for the Redeemable Preference Shares applied for at a price of $1.00 per Redeemable Preference Share. No money is payable if you are only applying under the Exchange Offer.

Payment under the Priority Offer must be made in New Zealand dollars for immediate value, with a cheque drawn on a New Zealand bank.

Where a Priority Offer application is for Redeemable Preference Shares of an amount of $250,000 or more, payment must be made by bank cheque or such method of payment agreed as acceptable to the Joint Lead Managers.

Cheques must be made out in favour of "RPI Securities RP Share Offer", and crossed "Not Transferable".

Please do not postdate your cheque. If an applicant's cheque does not subsequently clear, the Issuer reserves the right to cancel that applicant's allotment of Shares.

Cheques will be banked immediately on receipt.

The banking of application money will not constitute an allotment of Redeemable Preference Shares nor acceptance of an offer to purchase Redeemable Preference Shares.

EXCHANGE OFFER & PRIORITY OFFER CLOSING DATE

The Exchange Offer & Priority Offer will close on 2 June 2004. The Issuer reserves the right to vary the Closing Date without notification.

Applications, which are received after the Closing Date, will not be accepted unless the Issuer determines otherwise.

Personal information provided by you will be held by RPI Securities, the Joint Lead Managers or the Registrar at the addresses shown in the Directory or such other place as is notified upon request. This information will be used for the purpose of managing your investment in Redeemable Preference Shares. Under the Privacy Act 1993, you have the right to access and correct any personal information held about you.

FASTER Statements for the Redeemable Preference Shares will be dispatched as soon as practicable after the allotment is declared unconditional.

RPI Securities reserves the right to refuse all or any part of any application without giving reasons.

DELIVERY

Exchange Offer & Priority Offer Applications cannot be revoked or withdrawn, except in the very limited circumstances described in the Offer Document dated 19 April 2004.

Exchange Offer & Priority Offer Application forms may be mailed or delivered to any NZX Firm, the Organising Broker, or the Registrar: Computershare Investor Services Limited, Private Bag 92119, Auckland 1020.

Exchange Offer & Priority Offer Application Forms which are sent to a NZX Firm or the Organising Broker must be sent in time to enable the Application Form to be forwarded to the Registrar for receipt by 5 pm on the Exchange Offer & Priority Offer Closing Date (currently 2 June 2004). RPI Securities may refuse to accept applications it receives after the Exchange Offer & Priority Offer Closing Date or which are for less than the minimum amount.

The Issuer reserves the right to reject any application in whole or in part without giving any reason.

PLEASE READ THIS BEFORE SIGNING

I/We agree to be bound by the provisions of the Offer Document dated 19 April 2004.

I/We have read and understood this Offer Document. I/we have taken this Exchange Offer & Priority Offer Application Form from that document.

I/we agree that the information I/we have disclosed in this form may be used by RPI Securities and the Joint Lead Managers for the purposes of processing this application and sending me/us information relating to the Redeemable Preference Shares.

I/we agree that RPI Securities and Joint Lead Managers may disclose this information to third parties, only when such disclosure is necessary for the above purposes. If requested, you will be provided with details of such third parties.

The information received from you will be held securely by RPI Securities and the Joint Lead Managers. You may request access to the information, and you may also request that it be corrected.

If signed under Power of Attorney, the attorney hereby certifies that no notice or information has been received of revocation by death or otherwise of that power. I/we certify that, where information is provided by me/us in this form about another person, I am/we are authorised by such person to disclose the information to you and to give authorisation.

In the case of joint applications, the joint applicants agree that, unless otherwise expressly indicated in this Exchange Offer & Priority Offer Application Form, the Redeemable Preference Shares will be held jointly as joint tenants.

CERTIFICATE OF NON-REVOCATION OF POWER OF ATTORNEY

Complete this section if you are acting on behalf of someone for whom you hold Power of Attorney.

I, ______________________________ (Name of Attorney)

of ______________________________

____

(Address and Occupation of Attorney)

HEREBY CERTIFY

1. That as Attorney of ______________________ under a deed

dated ______________________________

Day Month Year

Given to me by him/her/the Company.

2. That I have executed the Broker Firm Offer and General Offer Application for Redeemable Preference Shares on the face hereof as Attorney under the said Power of Attorney and pursuant to the powers hereby conferred on me.

3. That at the date hereof I have not received any notice of information of the revocation of the said Power of Attorney by death or otherwise.

Signed at ______________________________

Day Month Year

Signature ______________________________

BROKER'S STAMP

BROKER'S CODE

RURAL PORTFOLIO INVESTMENTS SECURITIES LIMITED

APPLICATION FORM BROKER FIRM OFFER AND GENERAL OFFER

This Broker Firm Offer and General Offer Application Form is attached to the combined Prospectus and Investment Statement (Offer Document) dated 19 April 2004, issued by Rural Portfolio Investments Securities Limited ("RPI Securities"). Completed Application Forms, together with payment of the application money payable in respect of the principal amount of the Redeemable Preference Shares applied for must be received by the Registrar, Computershare Investor Services, an NZX Firm or the Organising Broker in time for it to be forwarded to the Registrar before 5.00pm on the Closing Date (currently 25 June 2004). This Application Form must not be issued, circulated or distributed unless accompanied by the Offer Document.

Please refer to the reverse of this Application Form for additional instructions regarding its completion and lodgement.

1. APPLICANT(S) TO COMPLETE, BLOCK LETTERS – Please enter name(s) in full (including all first names)

Title	Legal First Name(s)	Legal Family Name

Corporate Name:

IRD Number

Postal Address (including post code)

Ph – Home: ( )

Ph – Work: ( )

Fax: ( )

Postcode:

Email (optional):

2. COMMON SHAREHOLDER NUMBER (CSN)

If you have been issued with a Common Shareholder Number (CSN) please enter that number or if you already hold shares in a New Zealand company which has Computershare *Investor Services as its share register, please enter the shareholder number from your NZ* FASTER Shareholding Statement.

3. APPLICATION AMOUNT

- Cheques should be made payable to "RPI Securities RP Share Offer" and crossed "Not Transferable" for immediate value.
- Payment must be made in New Zealand dollars and drawn on a registered New Zealand Bank. Cheques must not be post dated.
- The minimum investment amount under this Broker Firm Offer and General Offer is 5,000 Redeemable Preference Shares (representing 2500 Redeemable Preference Shares from each of the 3-Year and 5-Year maturities) and thereafter in multiples of 1,000 (representing 500 Redeemable Preference Shares from each of the maturities).

	NUMBER OF REDEEMABLE PREFERENCE SHARES PREFERENCE SHARE	PAYMENT $1.00 per REDEEMABLE
Number of Redeemable Preference Shares Applied for:		$

4. DIVIDEND PAYMENT INSTRUCTION OPTIONS – (please complete only one option):

Option 1: Payment to my nominated Bank Account

Option 2: Payment to my Cash Management Account with an NZX Firm

Option 3: Pay by cheque to my postal address as stated above

FOR OPTION 1, MY NOMINATED BANK ACCOUNT IS:

Account Name:	Bank	Branch	Account Number	Suffix

FOR OPTION 2, MY CASH MANAGEMENT ACCOUNT DETAILS ARE:

Name of NZX Firm where Cash Management Account held:

Cash Management Client Account Number:

5. SIGNATURE(S) OF APPLICANT(S)

I/We hereby apply for the Redeemable Preference Shares as set out above subject to the terms and conditions of the Offer Document as issued by RPI Securities and on the reverse of this form. I/We agree to accept the investments as applied for or any lesser amount that may be issued to me. **Please read the back of this Broker Firm Offer and General Offer Application Form before signing.**

Signature of Applicant: ____________ Signature of Applicant: ____________ Signature of Applicant: ____________

Date: ____________ Date: ____________ Date: ____________

Broker Firm Offer and General Offer Application Instructions

COMPLETING THE BROKER FIRM OFFER AND GENERAL OFFER APPLICATION FORM

If you have a current Computershare Investor Services Common Shareholder Number (CSN) or shareholder number, you must enter it on the Application Form.

Set out your full name(s), address and telephone number. Applications must be in the name(s) of natural persons, companies or incorporated bodies. At least one full first name and surname is required for each natural person. Applications in the name of a minor, trust, fund or estate, business, firm or partnership, club or other unincorporated body cannot be accepted unless they are made in the individual name(s) of the person(s) who is (are) legal guardian(s), trustee(s), proprietor(s), partner(s) or office bearer(s) as appropriate. A maximum of three applicants can apply jointly.

Please note the minimum application amount is $5,000 and multiples of $1,000 thereafter (representing equal amounts in each of the 3-Year and 5-Year maturities).

Select the payment method by which you wish to receive payments in relation to the Redeemable Preference Shares. If you select payment to your bank account, tick the appropriate box and insert the bank account into which you wish interest payments to be deposited. If you select payment by cheque, tick the appropriate box.

If you currently receive any interest or dividend payments from Computershare Investor Services by direct credit please do not complete this section.

Expressions defined in the Offer Document have the same meaning in this Broker Firm Offer and General Offer Application Form. This Application Form is governed by New Zealand law.

DECLARATION / SIGNING

Read the Broker Firm Offer and General Offer Application Form carefully and sign (and date) the form.

The form must be signed by the applicant(s) personally, or by two directors of a company (or one director if there is only one director) or (in either case) by an attorney.

If the Broker Firm Offer and General Offer Application Form is signed by an attorney, an original or certified copy of the relevant Power of Attorney must be lodged with the Broker Firm Offer and General Offer Application Form (originals will be returned). The attorney must complete the certificate of non-revocation below.

Joint applicants must each sign the Broker Firm Offer and General Offer Application Form. Only the address of the first named of the joint applicants will be recorded by the Registrar and all distributions and interest payments, notices etc will be sent to that address.

PAYMENT INSTRUCTIONS UNDER THE BROKER FIRM OFFER AND GENERAL OFFER

Payment of the total application amount under the Broker Firm Offer and General Offer must be made in full and accompany the Application Form for the Redeemable Preference Shares applied for at a price of $1.00 per share. Payment under the Broker Firm Offer and General Offer must be made in New Zealand dollars for immediate value, with a cheque drawn on a registered New Zealand bank.

Where a Broker Firm Offer or General Offer application is for Redeemable Preference Shares of an amount of $250,000 or more, payment must be made by bank cheque or such method of payment agreed as acceptable to the Joint Lead Managers.

Cheques must be made out in favour of **"RPI Securities RP Share Offer"**, and crossed **"Not Transferable"**.

Please do not postdate your cheque. If an applicant's cheque does not subsequently clear, the Issuer reserves the right to cancel that applicant's allotment of Shares.

Cheques will be banked immediately on receipt.

The banking of application money will not constitute an allotment of Redeemable Preference Shares nor acceptance of an offer to purchase Redeemable Preference Shares.

BROKER FIRM OFFER AND GENERAL OFFER CLOSING DATE

The Offer, unless closed earlier by the Issuer, will close on the earlier of 25 June 2004 or the date on which applications for the maximum amount of the Redeemable Preference Shares offered have been received and accepted. RPI Securities reserves the right to vary the Closing Date without notification.

Applications, which are received after the Closing Date, will not be accepted unless the Issuer determines otherwise.

Personal information provided by you will be held by RPI Securities, the Joint Lead Managers, or the Registrar at the addresses shown in the Directory or such other place as is notified upon request. This information will be used for the purpose of managing your investment in Redeemable Preference Shares. Under the Privacy Act 1993, you have the right to access and correct any personal information held about you.

FASTER Statements for the Redeemable Preference Shares will be dispatched as soon as practicable after allotment, but in any event no later than five business days after the allotment is declared unconditional.

Allotments will be made on a daily basis as applications are received and accepted by RPI Securities from the Opening Date in respect of Redeemable Preference Shares issued to applicants applying under a Broker Firm allocation. RPI Securities will advise successful investors of the allotment of Redeemable Preference Shares to them as soon as possible after the allotment goes unconditional. RPI Securities reserves the right to refuse all or any part of any application without giving a reason.

DELIVERY

Broker Firm Offer and General Offer Applications cannot be revoked or withdrawn, except in the very limited circumstances described in the Offer Document dated 19 April 2004.

Application Forms may be mailed or delivered to any NZX Firm, the Organising Broker or the Registrar: Computershare Investor Services Limited, Private Bag 92119, Auckland 1020.

Application Forms which are sent to a NZX Firm or the Organising Broker must be sent in time to enable the Application Form to be forwarded to the Registrar for receipt by 5 pm on the Broker Firm Offer and General Offer Closing Time (currently 25 June 2004). RPI Securities may refuse to accept applications it receives after the Broker Firm Offer and General Offer Closing Time or which are for less than the minimum amount.

The Issuer reserves the right to reject any application in whole or in part without giving any reason.

PLEASE READ THIS BEFORE SIGNING

I/We agree to be bound by the provisions of the Offer Document 19 April 2004.

I/We have read and understood this Offer Document. I/we have taken this Broker Firm Offer and General Offer Application Form from that document.

I/we agree that the information I/we have disclosed in this form may be used by RPI Securities and the Joint Lead Managers for the purposes of processing this application and sending me/us information relating to the Redeemable Preference Shares.

I/we agree that RPI Securities and Joint Lead Managers may disclose this information to third parties, only when such disclosure is necessary for the above purposes. If requested, you will be provided with details of such third parties.

The information received from you will be held securely by RPI Securities and the Joint Lead Managers. You may request access to the information, and you may also request that it be corrected.

If signed under Power of Attorney, the attorney hereby certifies that no notice or information has been received of revocation by death or otherwise of that power. I/we certify that, where information is provided by me/us in this form about another person, I am/we are authorised by such person to disclose the information to you and to give authorisation.

In the case of joint applications, the joint applicants agree that, unless otherwise expressly indicated in this Broker Firm Offer and General Offer Application Form, the Redeemable Preference Shares will be held jointly as joint tenants.

CERTIFICATE OF NON-REVOCATION OF POWER OF ATTORNEY

Complete this section if you are acting on behalf of someone for whom you hold Power of Attorney.

I, ______________________________ (Name of Attorney)

of ______________________________

____

(Address and Occupation of Attorney)

HEREBY CERTIFY

1. That as Attorney of ______________________ under a deed

dated ______________________________

Day Month Year

Given to me by him/her/the Company.

2. That I have executed the Broker Firm Offer and General Offer Application for Redeemable Preference Shares on the face hereof as Attorney under the said Power of Attorney and pursuant to the powers hereby conferred on me.

3. That at the date hereof I have not received any notice of information of the revocation of the said Power of Attorney by death or otherwise.

Signed at ______________________________

Day Month Year

Signature ______________________________

Directory and Advisors

RURAL PORTFOLIO INVESTMENTS SECURITIES LIMITED

10th Floor
John Wickcliffe House
275 Princes Street
PO Box 2069
DUNEDIN

DIRECTORS

John Baird McConnon
228 Doctors Point Road
DUNEDIN

Michael Craig Norgate
24 Ronaki Road
Mission Bay
AUCKLAND

AUDITORS TO RPI SECURITIES AND RURAL PORTFOLIO INVESTMENTS

KPMG
18 Viaduct Harbour Avenue
PO Box 1584
AUCKLAND
Telephone: 09 367 5800
Facsimile: 09 367 5875

JOINT LEAD MANAGER AND ORGANISING BROKER

ABN AMRO Craigs Limited
Farming House
102-104 Spring Street
P O Box 13-155
TAURANGA
Telephone: 0508 226 226 or 07 577 6049
Facsimile: 07 571 8625

JOINT LEAD MANAGER AND UNDERWRITER

ABN AMRO Rothschild
Level 32, Vero Centre
48 Shortland Street
P O Box 3464
AUCKLAND
Telephone: 09 358 7500
Facsimile: 09 358 3716

SHARE REGISTRAR

Computershare Investor Services Limited
Level 2, 159 Hurstmere Road
Takapuna
Private Bag 92119
AUCKLAND 1020
Telephone: 09 488 8750
Facsimile: 09 488 8787

SOLICITORS TO RPI SECURITIES AND RURAL PORTFOLIO INVESTMENTS

Simpson Grierson
Level 24, HSBC Tower
195 Lambton Quay
WELLINGTON

Simpson Grierson
Simpson Grierson Building
92-96 Albert Street
AUCKLAND

RURAL PORTFOLIO INVESTMENTS LIMITED

10th Floor
John Wickeliffe House
275 Princes Street
PO Box 2069
DUNEDIN

DIRECTORS

John Baird McConnon
228 Doctors Point Road
DUNEDIN

Michael Craig Norgate
24 Ronaki Road
Mission Bay
AUCKLAND

ORGANISING BROKER

ABN AMRO Craigs Limited
Farming House
102-104 Spring Street
P O Box 13-155
TAURANGA
Telephone: 0508 226 226 or 07 577 6049
Facsimile: 07 571 8625

SECURITY TRUSTEE

Trustees Executors Limited
Level 1, 50-64 Customhouse Quay
PO Box 3222
WELLINGTON
Telephone: 04 495 0999
Facsimile: 04 496 2952

SOLICITORS TO THE SECURITY TRUSTEE

Buddle Findlay
Level 17,
State Insurance Tower
BNZ Centre, 1 Willis Street
WELLINGTON

SOLICITORS TO THE UNDERWRITER

Bell Gully
Level 21, Vero Centre
48 Shortland Street
AUCKLAND

Insight Creative Limited, Auckland 05/04 R1091


rural portfolio investments limited

MEMORANDUM OF AMENDMENTS TO THE PROSPECTUS AND INVESTMENT STATEMENT DATED 19 APRIL 2004 FOR THE OFFER OF REDEEMABLE PREFERENCE SHARES BY RURAL PORTFOLIO INVESTMENTS SECURITIES LIMITED

(pursuant to Section 43 of Securities Act 1978)

TO: REGISTRAR OF COMPANIES

We, the directors of Rural Portfolio Investments Securities Limited and Rural Portfolio Investments Limited, request that you register, pursuant to section 43 of the Securities Act 1978, this memorandum of amendments to the combined prospectus and investment statement for redeemable preference shares offered by Rural Portfolio Investments Securities Limited dated 19 April 2004 (the "Offer Document").

The amendments to the Offer Document are as follows:

In Terms of Issue of Redeemable Preference Shares, Condition 13 replace the words "the Company" where they first appear with the words "Rural Portfolio Investments".

In Application Instructions, add: *"which in the case of the Exchange Offer only, being due solely to scaling and/or minimum subscription and parcel requirements permitted by the Takeovers Code"* after *"or such lesser number as RPI Securities and the Joint Lead Managers may determine"* in the first paragraph of clause 9 and also at the end of clause 12.

This Memorandum of Amendments is dated the 4th day of May 2004

SIGNED

John Baird McConnon
Director Rural Portfolio Investments Securities Limited

Michael Craig Norgate
Director Rural Portfolio Investments Securities Limited

Director Rural Portfolio Investments Limited

Director Rural Portfolio Investments Securities Limited

John Baird McConnon
Director Rural Portfolio Investments Limited

Michael Craig Norgate
Director Rural Portfolio Investments Limited


rural portfolio investments limited

IMPORTANT OFFER DOCUMENTS ENCLOSED

4 May 2004

Dear Wrightson Shareholder

Rural Portfolio Investments announced on 6 April 2004 its intention to increase its stake in Wrightson from approximately 13% to 50.01%.

The enclosed formal offer documents provide you with the opportunity to sell your Wrightson shares now for $1.50 per share, without incurring any brokerage fees.

To accept the offer of $1.50 per share you must complete the enclosed Acceptance Transfer Form.

We have established the Rural Portfolio Investments group to participate in the future growth and development of New Zealand's agriculture-based industries. The group is owned by entities associated with the McConnon and Norgate family interests. We are totally committed to focusing our efforts on Rural Portfolio Investments if we achieve 50.01% of Wrightson and we are delighted to be able to offer you the opportunity to participate alongside us.

This offer for Wrightson shares, along with the issue of RPI Securities Redeemable Preference Shares, provides you with the opportunity to realise an attractive Wrightson share price now, and to invest with us in the future of New Zealand agriculture. You can accept our $1.50 offer for your Wrightson shares in exchange for cash, Redeemable Preference Shares or a mix of cash and Redeemable Preference Shares.

We believe the terms of the offer will be attractive to you. At $1.50 per share, it is 21% higher than the closing price of Wrightson shares on the NZX on the day before it was announced, and 24% higher than the volume-weighted average price since the announcement of Wrightson's relatively poor trading results for the December 2003 half year.

Both the offer for Wrightson shares and the associated issue of Redeemable Preference Shares are conditional on Rural Portfolio Investments achieving its target of a 50.01% shareholding. If this does not happen, Rural Portfolio Investments will not be the majority shareholder in Wrightson and consequently will review its holding in Wrightson with a view to exiting.

In summary:

You can take cash, Redeemable Preference Shares, or a combination of cash and Redeemable Preference Shares, in exchange for your Wrightson shares.

The key terms* of the Redeemable Preference Shares are:

- Two maturities of equal amounts:
  - 3 year - with gross dividend (including imputation credits) of at least 9% pa
  - 5 year - with gross dividend (including imputation credits) of at least 10.5% pa
- The potential to earn a higher return on the Redeemable Preference Shares if the Wrightson share price increases after a successful offer by Rural Portfolio Investments Limited

** Full terms of the offer of Redeemable Preference Shares are contained in the enclosed Investment Statement and Prospectus dated 19 April 2004*

Please turn over

- The right to participate as a shareholder in Rural Portfolio Investments Limited should it list on the NZX before the Redeemable Preference Shares are redeemed
- Security over the assets of Rural Portfolio Investments Limited via a Security Trust Deed which will become first-ranking on repayment of the bridging facility used to finance the partial takeover offer

If you would like further assistance, please contact your usual investment adviser, or any ABN AMRO Craigs office by phoning 0800 272 442.

We strongly recommend that you accept this excellent offer for your Wrightson shares.

Yours sincerely

Baird McConnon CHAIRMAN	Craig Norgate MANAGING DIRECTOR

BRIEF GUIDE TO HOW TO ACCEPT

FOR CASH ONLY	Complete ONLY the Takeover Acceptance Transfer Form.
FOR REDEEMABLE PREFERENCE SHARES ONLY	Complete BOTH the Takeover Acceptance Transfer Form and the Exchange Offer & Priority Offer Application Form (the blue form) on page 77 of the Prospectus and Investment Statement.
FOR A COMBINATION OF CASH AND REDEEMABLE PREFERENCE SHARES	Complete BOTH the Takeover Acceptance Transfer Form and the Exchange Offer & Priority Offer Application Form (the blue form) on page 77 of the Prospectus and Investment Statement.

ONCE COMPLETED, SEND THE FORMS TO US BEFORE THE CLOSING DATE OF 2 JUNE 2004.